 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 1996.

                                                      REGISTRATION NO. 333-5413
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                             WILLBROS GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

    REPUBLIC OF PANAMA               1623                    98-0160660
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)
     INCORPORATION OR
      ORGANIZATION)

                        EDIFICIO TORRE BANCO GERMANICO
                      CALLE 50 Y 55 ESTE, APARTADO 850048
                         PANAMA 5, REPUBLIC OF PANAMA
                                (50-7) 263-9282
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                 LARRY J. BUMP
                       CHAIRMAN OF THE BOARD, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER
                             WILLBROS GROUP, INC.
                        EDIFICIO TORRE BANCO GERMANICO
                      CALLE 50 Y 55 ESTE, APARTADO 850048
                         PANAMA 5, REPUBLIC OF PANAMA
                                (50-7) 263-9282
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
         ROBERT A. CURRY, ESQ.                 JONATHAN I. MARK, ESQ.
           CONNER & WINTERS                    CAHILL GORDON & REINDEL
        2400 FIRST PLACE TOWER                     80 PINE STREET
          15 EAST 5TH STREET                NEW YORK, NEW YORK 10005-1702
      TULSA, OKLAHOMA 74103-4391                   (212) 701-3000
            (918) 586-5711

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practical after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

  FORM S-1 ITEM NUMBER AND HEADING        CAPTION OR LOCATION IN PROSPECTUS
  --------------------------------        ---------------------------------
  1. Forepart of the Registration
      Statement and Outside Front
      Cover Page of Prospectus....   Outside Front Cover Page.
  2. Inside Front and Outside Back
      Cover Pages of Prospectus...   Inside Front and Outside Back Cover Pages.
  3. Summary Information, Risk
      Factors and Ratio of           Prospectus Summary; Risk Factors; Selected
      Earnings to Fixed Charges...    Consolidated Financial and Other Data;
                                      Consolidated Financial Statements.
  4. Use of Proceeds..............   Prospectus Summary; Use of Proceeds.
  5. Determination of Offering       Outside Front Cover Page; Risk Factors;
      Price.......................    Underwriting.
  6. Dilution.....................   Dilution.
  7. Selling Security Holders.....   Principal and Selling Stockholders.
  8. Plan of Distribution.........   Outside Front Cover Page; Underwriting.
  9. Description of Securities to    Dividend Policy; Description of Capital
      be Registered...............    Stock.
 10. Interests of Named Experts      Not Applicable.
      and Counsel.................
 11. Information With Respect to     Outside Front Cover Page; Prospectus
      the Registrant..............    Summary; Risk Factors; Dividend Policy;
                                      Selected Consolidated Financial and Other
                                      Data; Management's Discussion and Analysis
                                      of Financial Condition and Results of
                                      Operations; Business; Management; Certain
                                      Transactions; Principal and Selling
                                      Stockholders; Description of Capital
                                      Stock; Shares Eligible for Future Sale;
                                      Consolidated Financial Statements.
 12. Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities.................   Not Applicable.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A + +REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED AUGUST 12, 1996

                                6,000,000 SHARES

                              WILLBROS GROUP, INC.


 [LOGO OF WILLBROS GROUP
  APPEARS HERE]                   COMMON STOCK

  THE SHARES OF COMMON STOCK, PAR VALUE $.05 PER SHARE (THE "COMMON STOCK"), OF WILLBROS GROUP, INC. (THE "COMPANY") OFFERED HEREBY (THE "OFFERING") ARE BEING SOLD BY CERTAIN STOCKHOLDERS (THE "SELLING STOCKHOLDERS"). SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDERS.

  PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $11.00 AND $13.00 PER SHARE. SEE "UNDERWRITING" FOR THE FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. THE COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "WG."

  FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 8-13.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                                      UNDERWRITING
                                               PRICE   DISCOUNTS    PROCEEDS TO
                                                 TO       AND         SELLING
                                               PUBLIC COMMISSIONS* STOCKHOLDERS+
PER SHARE.....................................  $         $            $
TOTAL++....................................... $         $            $

- -----
* THE COMPANY AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933. SEE "UNDERWRITING."

+ NO EXPENSES ARE PAYABLE BY THE SELLING STOCKHOLDERS. EXPENSES PAYABLE BY THE
  COMPANY ARE ESTIMATED TO BE $   .

++THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO
  900,000 ADDITIONAL SHARES OF COMMON STOCK ON THE SAME TERMS PER SHARE SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE
  TOTAL PRICE TO PUBLIC WILL BE $   , THE TOTAL UNDERWRITING DISCOUNTS AND
  COMMISSIONS WILL BE $    AND THERE WILL BE PROCEEDS TO THE COMPANY OF $   .
  SEE "UNDERWRITING."

                                  -----------

  THE COMMON STOCK IS BEING OFFERED BY THE UNDERWRITERS AS SET FORTH UNDER "UNDERWRITING" HEREIN. IT IS EXPECTED THAT DELIVERY OF CERTIFICATES THEREFOR WILL BE MADE AT THE OFFICES OF DILLON, READ & CO. INC., NEW YORK, NEW YORK, ON
OR ABOUT   , 1996, AGAINST PAYMENT THEREFOR. THE UNDERWRITERS INCLUDE:

DILLON, READ & CO. INC.                                      MERRILL LYNCH & CO.

                   THE DATE OF THIS PROSPECTUS IS      , 1996

            Construction

 Willbros specializes in logistically
    complex and technically difficult
      construction projects in remote                  Engineering
     areas with difficult terrain and
           harsh climatic conditions.

                                                   Engineering services include
                                            feasibility studies, conceptual and
                                               detailed design, field services,
                                               material procurement and overall
                                                            project management.

    [Picture of excavation site]

  PIPELINE RECONSTRUCTION FOLLOWING A
           MAJOR EARTHQUAKE - ECUADOR

                                             [Picture of engineer working at
                                                computer design terminal]

                                             STATE OF THE ART CADD SYSTEM - USA

                                    [LOGO]

         Specialty Services

     Specialty services include pipe coating,
      removal and installation of flow lines,
         maintenance and repair of pipelines,
      concrete pile fabrication, dredging and
                              transportation.

 [Picture of pipe maintenance crew]
                                                  [Picture of flow lines]

                                                            FLOW LINES - KUWAIT

                   MAINTENANCE - OMAN
                                                  [Picture of dredging]

  GATE--[World map showing Willbros
              presence]
                                                             DREDGING - NIGERIA

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, (a) all references in this Prospectus to the "Company" refer to Willbros Group, Inc. ("WGI") and its consolidated subsidiaries, (b) all references to the "Predecessor Company" refer to the consolidated subsidiaries of WGI prior to their acquisition by WGI in 1992 and predecessors in interest to the business conducted by such entities, and (c) all references to "Willbros" refer to the Company and the Predecessor Company collectively or in a historical sense. See "Business-- Willbros Background." All information in this Prospectus relating to the shares of Common Stock and per share amounts has been restated to reflect a 30-for-1 stock split effected on May 27, 1996. Unless otherwise indicated, all data in this Prospectus assumes (a) no exercise of the Underwriters' over-allotment option, and (b) conversion of all outstanding shares of Preferred Stock of the Company into Common Stock prior to the effectiveness of the Registration Statement of which this Prospectus is a part.

                                  THE COMPANY

GENERAL

  The Company is one of the leading independent contractors serving the oil and gas industry, providing construction services, engineering services and other specialty oilfield-related services ("specialty services") to industry and government entities worldwide. The Company places particular emphasis on projects in developing countries where the Company believes its experience gives it a competitive advantage. The Company's construction services include the building and replacement of major pipelines and gathering systems, flow stations, pump stations, gas compressor stations, gas processing facilities and oil and gas production facilities; and the construction of piers, dock facilities and bridges. The Company's engineering services include feasibility studies; conceptual and detailed design; field services; material procurement; and overall project management. The Company's specialty services include dredging; pipe coating; pipe double jointing; removal and installation of flowlines; the fabrication and installation of concrete piles and platforms; maintenance and repair of pipelines, stations and facilities; pipeline rehabilitation; and transport of oilfield equipment, rigs and vessels.

  The Company provides its services through a large fleet of equipment comprised of, among other things, marine vessels, barges, dredges, pipelaying equipment, heavy construction equipment, transportation equipment and camp equipment. The Company's equipment fleet is supported by warehouses of spare parts and tools which are located to maximize availability and minimize cost.

  The Company obtains contracts for its work primarily by competitive bidding or through negotiations with long-standing clients. In evaluating bid opportunities, the Company considers such factors as the client, the geographic location and the difficulty of the work, the Company's current and projected workload, including the availability of personnel and Company owned equipment, the likelihood of additional work, the project's cost and profitability estimates and the Company's competitive advantage relative to other likely bidders. See "Business--General."

  The Company traces its roots to the construction business of Williams Brothers Company, founded in 1908. Through successors to that business, Willbros has completed many landmark projects around the world, including the "Big Inch" and "Little Big Inch" War Emergency Pipelines (1942-44), the Mid-America Pipeline (1960), the TransNiger Pipeline (1962-64), the Trans-Ecuadorian Pipeline (1970-72), the northernmost portion of the Trans-Alaskan Pipeline System (1974-76), the All American Pipeline System (1984-86), Colombia's Alto Magdalena Pipeline System (1989-90) and a portion of the Pacific Gas Transmission System expansion (1992-93). Willbros has been involved in nine of the ten largest gas pipeline projects undertaken in the United States since 1988. See "Business--Willbros Milestones."

  Over the years, Willbros has been employed by more than 400 clients to carry out work in over 50 countries. Within the past 10 years, Willbros has worked in Africa, Asia, the Commonwealth of Independent States (the "C.I.S."), the Middle East, North America and South America. Willbros' relatively steady base of ongoing construction, engineering and specialty services operations in Nigeria, Oman, the United States and Venezuela has been enhanced by major construction and engineering projects in Abu Dhabi, Colombia, Ecuador, Egypt, Gabon, Kuwait, Morocco, Nigeria, Oman, Pakistan, and the United States. Major clients of the Company in these countries include operating units of Royal Dutch Shell, Chevron Corp., Occidental Petroleum, Pacific Gas and Electric and Great Lakes Gas Transmission Company and governmental entities such as the U.S. Army Corps of Engineers, Nigerian National Petroleum Corporation, Kuwait Oil Company, Pak-Arab Refinery, Ltd. and operating units of Petroleos de Venezuela S.A. See "Business--General."

  Between 1979 and 1992, a controlling interest in the Company was held by Heerema Holding Construction, Inc. ("Heerema"), a leading offshore fabrication and installation contractor. In 1992, the Company was purchased from Heerema by a group of investors including management of the Company, certain private investment partnerships managed by Dillon, Read & Co. Inc. ("Dillon Read") and persons related to Dillon Read (collectively, the "Yorktown and Concord Investors"), and Heerema. Subsequent to the Offering, Company management and employees will own approximately 32.8% of the Company. See "Business--Willbros Background" and "Principal and Selling Stockholders."

CURRENT MARKET CONDITIONS

  Relatively high crude oil and natural gas prices have resulted in correspondingly strong levels of current and projected capital expenditures by oil and gas companies to explore for and produce oil and gas reserves. Accordingly, many significant natural gas, crude oil and petroleum products pipeline projects and liquified natural gas ("LNG") projects, together with ancillary construction and other associated projects, are being undertaken, particularly in developing countries or regions where energy infrastructure spending has lagged.

  The Company believes that certain of these projects will meet its bidding criteria, and that the Company's worldwide pipeline construction, engineering and specialty services experience place it in an advantageous position to compete for such projects. The Company currently has approximately 70 bids outstanding with respect to potential contract awards in Australia, Egypt, Guam, Indonesia, Mexico, Nigeria, Oman, Russia, Saudi Arabia, the United States and Venezuela. The Company is currently preparing bids with respect to potential contract awards in Egypt, Indonesia, Mexico, Nigeria, Oman, Russia, the United States and Venezuela. Finally, the Company expects to prepare and submit bids with respect to certain other potential construction and engineering projects in Africa, Asia, the C.I.S., the Middle East, North America and South America before the end of 1996. See "Business--Current Market Conditions."

BUSINESS STRATEGY

  The Company historically pursued a strategy of maximizing stockholder returns while maintaining a strong balance sheet. More recently, the Company has emphasized a growth strategy which encompasses geographic expansion in areas such as Pakistan and Indonesia, strategic alliances, acquisitions and quality improvements. In pursuing this strategy, the Company relies on its competitive advantage in completing logistically complex and technically difficult projects in remote areas with difficult terrain and harsh climatic conditions. The Company also relies on its experienced multinational work force of approximately 4,050 employees, over 80% of whom are citizens of the respective countries in which they work. See "Business--Business Strategy."

  Geographic Expansion. The Company seeks to maintain its presence in regions where it has previously developed a strong base of operations, such as Africa, the Middle East, North America and

South America, and to establish a presence in additional strategically important locations, such as Russia, Pakistan, Indonesia, Egypt and Brazil. In pursuing this strategy, the Company seeks to identify a limited number of long-term niche markets in which the Company can outperform the competition and establish an advantageous position.

  Strategic Alliances. The Company seeks to establish strategic alliances with companies whose resources, skills and strategies are complementary to and are likely to enhance the Company's business opportunities, including the formation of joint ventures and consortia to achieve competitive advantage and share risks. Such alliances have already been established in Australia, Indonesia, Malaysia, Mexico, Russia, Thailand, the United States and Venezuela. As a related strategy, the Company may decide to seek an equity stake in a project in order to enhance its competitive position and/or maximize project returns.

  Acquisitions. The Company seeks to identify and acquire companies which complement its business strategy. For example, in 1994 the Company acquired (from an affiliate of Heerema) Construcciones Acuaticas Mundiales, S.A. ("CAMSA"), a company operating in the Lake Maracaibo area of Venezuela whose primary expertise is in marine construction and the fabrication and installation of concrete piles and platforms for offshore projects. See "Certain Transactions." The Company will continue to evaluate acquisition candidates that offer growth opportunities and the ability to complement the Company's resources and capabilities.

  Quality Improvements. The Company's quality improvement program is focused on obtaining ISO 9000 certification and on continually improving the readiness, utilization and overall quality of its fleet of equipment. ISO 9000 is an internationally recognized verification system for quality management overseen by the International Standards Organization based in Geneva, Switzerland. The ISO 9000 certification is important to the Company's international operations in that in recent years such certification has been made a criterion for prequalification of contractors by certain potential clients and this trend is expected to continue. The certification process involves a rigorous review and audit of the Company's management processes and quality control procedures. During the first half of 1996, five of the Company's subsidiaries achieved ISO 9000 certification. The Company's Nigerian subsidiary is scheduled to achieve certification during August 1996.

  Conservative Financial Management. The Company expects to continue to emphasize the maintenance of a conservative balance sheet in order to finance the development and growth of its business. The Company also seeks to obtain contracts that are likely to result in recurring revenues in order to mitigate the cyclical nature of its construction and engineering businesses. For example, the Company generally seeks to obtain specialty services contracts of more than one year in duration. Additionally, the Company acts to minimize its exposure to currency fluctuations through the use of U.S. dollar-denominated contracts, by limiting payments in local currency to approximately the amount of local currency expenses, and otherwise by hedging activities such as purchasing forward exchange contracts.

  WGI is incorporated in the Republic of Panama and maintains its headquarters at Edificio Torre Banco Germanico, Calle 50 y 55 Este, Panama 5, Republic of Panama; its telephone number is (50-7) 263-9282. Administrative services for the Company are provided by Willbros USA, Inc., which is located at 2431 East 61st Street, Suite 700, Tulsa, Oklahoma 74136-1267; its telephone number is
(918) 748-7000.

                                  THE OFFERING

Common Stock offered by the
 Selling Stockholders.............  6,000,000 shares
Common Stock to be outstanding
 after the Offering............... 13,860,000 shares (1)
Use of proceeds to the Company.... The Company will not receive any of the proceeds from the sale of shares by the
                                   Selling Stockholders. If the Underwriters'
                                   over-allotment option granted by the
                                   Company is exercised, there will be
                                   proceeds to the Company which will be used
                                   as working capital, to support expansion of
                                   operations and for possible acquisitions of
                                   assets and businesses. See "Use of
                                   Proceeds."
New York Stock Exchange symbol.... WG

- --------
(1) Does not include (a) 900,000 shares of Common Stock that may be sold by the Company upon exercise of the Underwriters' over-allotment option, (b) 1,125,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Plan, and (c) 125,000 shares of Common Stock reserved for issuance under the Company's Director Stock Plan.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                          PREDECESSOR
                          COMPANY (1)                          COMPANY
                          ------------  ----------------------------------------------------------
                                                                                   SIX MONTHS
                           YEAR ENDED         YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                          DECEMBER 31,  --------------------------------------  ------------------
                              1991        1992      1993      1994      1995      1995      1996
                          ------------  --------  --------  --------  --------  --------  --------
STATEMENT OF INCOME
 DATA:
 Contract revenues......    $168,875    $180,947  $210,011  $145,716  $220,506  $ 75,122  $102,456
 Operating expenses:
 Contract cost..........     124,925     127,942   147,991    98,700   161,584    54,222    76,431
 Depreciation and
  amortization..........      14,272      15,029    16,672    14,598    15,193     7,365     6,630
 General and
  administrative........      19,098      19,300    24,145    24,261    27,937    12,582    13,273
 Increase (decrease) in
  redemption value of
  common stock (2)......         --        1,830     1,256     1,681     2,100      (406)    1,427
                            --------    --------  --------  --------  --------  --------  --------
 Operating income.......      10,580      16,846    19,947     6,476    13,692     1,359     4,695
 Net interest income
  (expense).............       1,062      (2,133)     (785)      835       144       134      (122)
 Minority interest......      (1,408)     (1,014)   (3,615)   (1,758)   (1,589)     (563)     (778)
 Other income
  (expense).............       3,681         176     5,567       113      (381)      407       809
                            --------    --------  --------  --------  --------  --------  --------
 Income before income
  taxes.................      13,915      13,875    21,114     5,666    11,866     1,337     4,604
 Provision for income
  taxes.................       4,289       2,764     8,405    (4,146)      (75)      751     1,174
                                        --------  --------  --------  --------  --------  --------
 Net income (2)(3)......      11,636    $ 11,111  $ 12,709  $  9,812  $ 11,941  $    586  $  3,430
                                        ========  ========  ========  ========  ========  ========
 Net income per share...         N/A(1) $    .85  $    .92  $    .70  $    .84  $    .04  $    .14 (4)
CASH FLOW DATA:
 Cash provided by (used
  in):
 Operating activities...    $ 18,502    $ 40,896  $ 66,460  $ (3,771) $ (8,396) $ (3,106) $  9,249
 Investing activities...     (20,118)    (83,875)  (14,621)  (13,169)  (18,558)   (7,865)  (13,061)
 Financing activities...       7,734      41,758    (8,175)   (1,271)   (2,321)   (3,311)      251
OTHER DATA:
 EBITDA (5).............    $ 29,135    $ 31,037  $ 38,571  $ 19,429  $ 26,915  $  8,568  $ 11,356
 Capital expenditures...    $ 20,150    $ 15,047  $ 16,534  $  7,171  $ 18,946  $  8,048  $ 13,277
 Backlog (6)............    $146,734    $160,565  $ 76,066  $ 97,493  $139,359  $163,030  $ 85,657
 Employees..............       2,080       3,090     1,870     2,030     3,110     3,080     4,050

                                                            JUNE 30, 1996
                                          DECEMBER 31, ------------------------
                                              1995      ACTUAL  AS ADJUSTED (7)
                                          ------------ -------- ---------------
BALANCE SHEET DATA:
 Cash and cash equivalents...............   $ 19,859   $ 16,298    $ 16,298
 Working capital.........................     38,767     35,812      35,812
 Total assets............................    149,954    148,189     148,189
 Total debt..............................      3,119      6,212       6,212
 Redemption value of common stock held by
  plan participants......................      7,918     10,179       7,952
 Redeemable Preferred Stock..............     36,200     36,200         --
 Stockholders' equity....................     39,273     39,027      77,454

                                              (footnotes on following page)

- -------
(1) Effective for accounting purposes as of January 1, 1992, the Company's then parent company was sold to a group of investors which included Company management, the Yorktown and Concord Investors and Heerema. As a result of the acquisition of the Predecessor Company by the Company, the consolidated financial statements of the Company reflect the application of purchase accounting and, accordingly, are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable. See "Business--Willbros Background."

(2) Upon completion of the Offering, the Company will recognize a non-cash expense in the three-month period ending September 30, 1996, for the difference between the maximum redemption value of Common Stock held by plan participants and the initial public offering price, which based on an assumed initial public offering price of $12.00 per share, would result in an additional non-cash expense of $8,300. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" and
    Note 11 to the Consolidated Financial Statements included elsewhere in this Prospectus.

(3) Net income in 1991 includes a $1,457 gain on discontinuation of Willbros' U.S. contract drilling business and a $553 extraordinary item for the tax benefit of a net operating loss carryforward.

(4) After deducting $1,448 of dividends on the Company's Preferred Stock.

(5) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Company's Consolidated Statements of Cash Flows in the Company's Consolidated Financial Statements included elsewhere in this Prospectus. EBITDA is included in this Prospectus because it is a basis upon which the Company assesses its financial performance.

(6) The Company follows a practice of reflecting anticipated revenues from uncompleted portions of existing contracts as backlog. Historically, a substantial amount of the Company's revenues in a given year have not been reflected in its backlog at the beginning of that year. On average, over the past four years, actual annual revenues have exceeded 150% of backlog recorded at the end of each preceding year. No assurance can be given that future experience will be similar to historical results in this respect. See "Business--Backlog."

(7) Gives effect to (a) the reduction after the Offering of the maximum redemption value of Common Stock held by plan participants and (b) the conversion of the Company's Preferred Stock into Common Stock which occurred on July 15, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and Note 11 to the Consolidated Financial Statements included elsewhere in this Prospectus. Unless the Underwriters' over-allotment option granted by the Company is exercised, the Company will not receive any proceeds from the Offering. Accordingly, no other adjustments to the balance sheet to reflect the Offering are shown. See "Use of Proceeds."

                                 RISK FACTORS

  Prospective purchasers of the Common Stock offered hereby should carefully consider the following factors, as well as the other information contained elsewhere in this Prospectus.

DEPENDENCE ON OIL AND GAS INDUSTRY

  The demand for the Company's services depends largely on the conditions prevailing in the international oil and gas industry, and specifically the level of capital expenditures of major oil and gas companies. Numerous factors influence capital expenditure decisions, including current and projected oil and gas prices; exploration, extraction, production and transportation costs; the discovery rate of new oil and gas reserves; the sale and expiration dates of leases and concessions; local and international political and economic conditions; technological advances; and the abilities of oil and gas companies to generate capital. These factors are beyond the control of the Company. Therefore, no assurance can be given that the Company's business and results of operations will not be adversely affected because of reduced activity in the oil and gas industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--General."

FLUCTUATING REVENUES AND CASH FLOW

  While the Company relies on its specialty services as a relatively steady revenue base from year to year, the Company is dependent upon major construction projects to enhance revenues and cash flow. The availability of such projects is dependent upon the condition of the oil and gas industry. The failure to obtain major projects, the delay in awards of major projects, the cancellation of major projects or delays in completion of contracts could result in the under-utilization of the Company's resources which would have an adverse impact on revenues and cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  While the Company's revenues, operating income and EBITDA for the six months ended June 30, 1996, are higher than those for the comparable period in the prior year, no assurance can be given that the Company's revenues, operating income and EBITDA for the full year 1996 will not be lower than revenues, operating income and EBITDA for the full year 1995. In particular, upon completion of the Offering, the Company will recognize a non-cash expense in the three-month period ending September 30, 1996, for the difference between the maximum redemption value of Common Stock held by plan participants and the initial public offering price, which based on an assumed intial public offering price of $12.00 per share, would result in an additional non-cash expense of $8.3 million. Backlog as of June 30, 1996, was $85.7 million, as compared to $163.0 million as of June 30, 1995, a decrease of $77.3 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Backlog."

CONCENTRATION OF RISK BY COUNTRY

  Due to the limited number of major projects worldwide, the Company may, at any one time, have a substantial portion of its resources dedicated to one country. The Company's results of operations are, therefore, susceptible to adverse events beyond its control which may occur in a particular country in which the Company's business may be concentrated. For the year ended December 31, 1995, 43% of revenues were generated in Nigeria (47% in 1994 and 41% in 1993); 24% of revenues were generated in the United States (33% in 1994 and 28% in 1993); 13% of revenues were generated in Pakistan (0% in 1994 and
1993); 9% of revenues were generated in Oman (16% in 1994 and 20% in 1993); and 9% of revenues were generated in Venezuela (3% in 1994 and 0% in 1993). Operating profit attributable to projects in Africa, substantially all of which was in Nigeria, accounted for 62%, 109% and 91% of total operating profit in the years 1993, 1994 and 1995, respectively. At December 31, 1995, 39% of the Company's property, plant and equipment was located in Nigeria, 19% in Venezuela and 15% in Oman.

The Company's operations and assets are subject to various risks inherent in conducting business in these countries. See "--Political and Economic Risks," "Business--Geographic Regions" and Note 13 to the Consolidated Financial Statements included elsewhere in this Prospectus.

DEPENDENCE ON KEY CLIENTS

  The Company operates primarily in the oil and gas industry, providing services to a limited number of clients. Much of the Company's success depends on developing and maintaining relationships with certain major clients and obtaining a share of contracts from such clients. Ten clients were responsible for 78% of the Company's total revenues in 1995 (69% in 1994 and 86% in 1993). Operating units of Royal Dutch Shell accounted for 32% of the Company's total revenues in 1995 (29% in 1994 and 26% in 1993). From time to time, international oil companies operating in Nigeria have had disputes arising from the Nigerian government's tardiness in meeting its payment obligations. Recently, in connection with one such dispute, Royal Dutch Shell publicly announced that, if Nigeria did not make the payments which are presently outstanding, it would reduce its planned investment in Nigeria by $450 million in the second half of 1996 and cut production by 3.2% or 30,000 barrels per day. Any such reduction in the level of investment or production could reduce the amount of contract work awarded in Nigeria which could materially adversely affect the Company and its results of operations. The Company cannot predict whether any such actions will be taken and, if taken, whether they would directly impact current or future prospects of the Company in Nigeria. See "Business."

BENEFITS OF THE OFFERING TO EXISTING STOCKHOLDERS

  The Company's existing stockholders will significantly benefit from the Offering. Certain of the existing stockholders are selling Common Stock in the Offering and will realize significant gains. See "Principal and Selling Stockholders." Such selling stockholders would not be able to offer and sell the Common Stock owned by them to the public unless there were a public offering. The Offering will create a public market for the Common Stock, thus allowing existing stockholders to sell Common Stock in the public market from time to time pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), other exemptions from registration or pursuant to subsequently filed registration statements. Existing stockholders, including the Selling Stockholders, have obtained shares of Common Stock at prices substantially less than the assumed initial public offering price. The average price per share paid by existing stockholders is $2.99 as compared to an assumed initial public offering price of $12.00 per share. The total consideration paid by existing stockholders, including the Selling Stockholders, for their shares of Common Stock is approximately $41.5 million, which shares of Common Stock will have a market value of approximately $166.3 million based upon an assumed initial public offering price of $12.00 per share. Thus, existing stockholders will have the benefit of an unrealized gain in the value of their Common Stock of approximately $124.8 million assuming an initial public offering price of $12.00 per share. See "Dilution."

CERTAIN AFFILIATIONS OF THE SELLING STOCKHOLDERS WITH THE COMPANY AND ONE OF THE MANAGING UNDERWRITERS

  Mr. Bump, an executive officer and a director of the Company, is a director of Heerema, one of the Selling Stockholders, and the parent company of Heerema. Mr. Waldvogel, a director of the Company, is a director and an executive officer of Heerema. Prior to the Offering, Heerema owned 4,964,520 shares of Common Stock (or approximately 35.8% of the outstanding shares of Common Stock), all of which shares are being offered in the Offering. The net proceeds to Heerema from the sale of its shares of Common Stock in the Offering are estimated to be approximately $55.4 million assuming an initial public offering price of $12.00 per share. See "Principal and Selling Stockholders."

  Mr. Lawrence, a Managing Director of Dillon Read which is one of the managing underwriters of the Offering, and Mr. Leidel, a Senior Vice President of Dillon Read, are directors of the Company. Prior to the Offering, certain private investment partnerships managed by Dillon Read and persons related to

Dillon Read (the Yorktown and Concord Investors) owned 4,223,040 shares of Common Stock in the aggregate (or approximately 30.5% of the outstanding shares of Common Stock), of which 1,035,480 shares are being offered in the Offering. The net proceeds to the Yorktown and Concord Investors from the sale of such 1,035,480 shares of Common Stock in the Offering are estimated to be approximately $11.6 million assuming an initial public offering price of $12.00 per share. After the Offering, the Yorktown and Concord Investors will own 3,187,560 shares (or approximately 23.0% of the outstanding shares of Common Stock). See "Principal and Selling Stockholders" and "Underwriting."

  Under the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), when more than 10% of the net proceeds of a public offering of equity securities, not including underwriting compensation, are to be paid to a member of the NASD participating in such public offering of equity securities or an affiliate of such member, the price at which the equity securities are distributed to the public must be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. Dillon Read is a member of the NASD and under NASD regulations the Yorktown and Concord Investors are deemed to be its affiliates. Certain of the Yorktown and Concord Investors are Selling Stockholders in the Offering and as a result will receive, in the aggregate, more than 10% of the net proceeds from the Offering. As a result, the Offering is being made in compliance with paragraph (8) of Rule 2710(c) of the Conduct Rules of the NASD which relates to offerings where proceeds are directed to a member of the NASD. Merrill Lynch & Co. will act as the qualified independent underwriter in connection with the Offering and assume the customary responsibilities of acting as a qualified independent underwriter in pricing and conducting due diligence for the Offering. See "Underwriting."

DEPENDENCE ON KEY MANAGERS

  The Company's success depends heavily on the continued services of its senior management, who possess bidding, procurement, transportation, logistics, planning, project management, risk management and financial skills. The loss or interruption of services provided by one or more of its senior officers could adversely affect the Company's results of operations. Furthermore, there can be no assurance that the Company will continue to attract and retain sufficient qualified personnel. See "Management."

RISKS ASSOCIATED WITH FIXED PRICE CONTRACTS

  A substantial portion of the Company's projects are currently performed on a fixed-price basis, although some projects are performed on a cost-plus or day-rate basis or some combination of the foregoing. The Company attempts to cover increased costs of anticipated changes in labor, material and service costs of long-term contracts either through an estimation of such changes, which is reflected in the original price, or through price adjustment clauses. Despite these attempts, however, the revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. These variations and the risks generally inherent in construction may result in gross profits realized by the Company being different from those originally estimated and may result in the Company experiencing reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on the Company's operating results for any quarter or year. In general, turnkey contracts to be performed on a fixed-price basis involve an increased risk of significant variations, as a result of the long-term nature of such contracts (and the inherent difficulties in estimating costs) and the interrelationship of the integrated services to be provided under such contracts (where unanticipated costs or delays in performing part of the contract could have compounding effects by increasing costs of performing other parts of the contract). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Contract Provisions and Subcontracting."

RISKS ASSOCIATED WITH PERCENTAGE-OF-COMPLETION ACCOUNTING

  The Company's contract revenues are recognized using the percentage-of-completion method. Under this method, estimated contract revenues are accrued based generally on the percentage that costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Accordingly, contract revenues and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage of completion are reflected in contract revenues in the period when such estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenues, the Company would recognize a credit or a charge against current earnings, which could be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

OPERATIONAL RISKS

  Pipeline construction, dredging, pipeline rehabilitation services, marine support services and operation of vessels and heavy equipment involve a high degree of operational risk. Natural disasters, adverse weather conditions, collisions, and operator or navigational error can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations. The occurrence of any such event could result in revenue and casualty loss, increased costs and significant liability to third parties. Litigation arising from such an occurrence may result in the Company being named as a defendant in lawsuits asserting large claims.

  The Company maintains risk management and safety programs to mitigate the effects of loss or damage. These programs have resulted in favorable loss ratios and cost savings. While the Company maintains such insurance protection as it deems prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. An enforceable claim for which the Company is not fully insured could have a material adverse effect on the Company. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates that it considers reasonable. See "Business-- Insurance and Bonding."

GOVERNMENT REGULATIONS

  Many aspects of the Company's operations are subject to government regulations in the countries in which the Company operates, including those relating to currency conversion and repatriation, taxation of its earnings and earnings of its personnel, and its use of local employees and suppliers. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations by countries in which the Company operates, curtailing exploration and development drilling for oil and gas for economic and other policy reasons, could adversely affect the Company's operations by limiting demand for its services. The Company's operations are also subject to the risk of changes in foreign and domestic laws and policies which may impose restrictions on the Company, including trade restrictions, which could have a material adverse effect on the Company's operations. Other types of government regulation which could, if enacted or implemented, adversely affect the Company's operations include expropriation or nationalization decrees, confiscatory tax systems, primary or secondary boycotts directed at specific countries or companies, embargoes, extensive import restrictions or other trade barriers, mandatory sourcing rules and unrealistically high labor rate and fuel price regulation. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in, or new interpretations of, existing regulations. See "Business-- Government Regulations--General."

ENVIRONMENTAL MATTERS

  The Company's operations are subject to numerous environmental protection laws and regulations which are complex and stringent. The Company regularly works in and around sensitive environmental areas such as rivers, lakes and wetlands. Significant fines and penalties may be imposed for non-compliance with environmental laws and regulations, and certain environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. In addition to potential liabilities that may be incurred in satisfying these requirements, the Company may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may expose the Company to liability arising out of the conduct of operations or conditions caused by others, or for the acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The Company is not aware of any non-compliance with any environmental law that could have a material adverse effect on the Company's business or operations. See "Business--Government Regulations--Environmental."

COMPETITION

  The Company operates in a highly competitive environment. The Company competes against government-owned or supported companies and other companies that have financial and other resources substantially in excess of those available to the Company. In certain markets, there is competition from national and regional firms against which the Company may not be price competitive. See "Business--Competition."

POLITICAL AND ECONOMIC RISKS

  The Company has substantial operations and assets in developing countries in Africa, Asia, the Middle East and South America, and is seeking to increase its level of activity in the C.I.S. and Indonesia. Accordingly, the Company is subject to risks which ordinarily would not be expected to exist in the United States, Canada, Japan or western Europe, including foreign currency restrictions (such as those which existed in Venezuela until earlier this year), extreme exchange rate fluctuations (such as in Russia, Venezuela and Nigeria), expropriation of assets, civil uprisings and riots, government instability and legal systems of decrees, laws, regulations, interpretations and court decisions which are not always fully developed and which may be retroactively applied. The Company's operations in developing countries may be adversely affected in that certain government agencies in such countries may interpret laws, regulations or court decisions in a manner which might be considered inconsistent or inequitable in the United States, Canada, Japan or western Europe. The Company may be subject to unanticipated income taxes, excise duties, import taxes, export taxes or other governmental assessments which could have a material adverse effect on the Company's results of operations for any quarter or year. See "--Concentration of Risk by Country" and "Business--Geographic Regions."

  The Company has attempted to mitigate the risks of doing business in developing countries by separately incorporating its operations in many such countries; having local partners in certain countries; contracting primarily with major international oil companies; entering into contracts providing for payment in U.S. dollars instead of the local currency where possible; maintaining reserves for credit losses; maintaining insurance on equipment against certain political risks and terrorism; and limiting its capital investment in each country. The Company retains local advisors to assist it in interpreting the laws, practices and customs of the countries in which the Company operates. Given the unpredictable nature of the risks described in the preceding paragraph, there can be no assurance that such risks will not result in a loss of business which could have a material adverse effect on the Company's results of operations for any quarter or year. See "Business."

TAX MATTERS

  WGI is incorporated in Panama and is not a "controlled foreign corporation" for purposes of U.S. tax law. WGI's Restated Articles of Incorporation contain certain restrictions, subject to the determination by WGI's Board of Directors in good faith and in its sole discretion, on the transfer of any shares of Common Stock, to prevent WGI from becoming a "controlled foreign corporation" under U.S. tax law. See "Description of Capital Stock--Common Stock" and "--Possible Anti-takeover Provisions." Moreover, WGI and its non-U.S. subsidiaries carry out their activities in a manner which the Company believes, based upon the advice of its counsel, does not constitute the conduct of a trade or business in the United States. Accordingly, although the Company reports taxable income and pays taxes in the countries where it operates, the Company believes, based upon such advice, that income earned by WGI and its non-U.S. subsidiaries from operations outside the United States is not reportable in the United States for tax purposes and is not subject to U.S. income tax. If income earned, currently or historically, by WGI or its non-U.S. subsidiaries from operations outside the United States constituted income effectively connected to a United States trade or business and as a result became taxable in the United States, the Company could be subject to U.S. taxes on a basis significantly more adverse than generally would apply to such business operations. In such event, the consolidated operating results of the Company could be materially and adversely affected.

NO PRIOR MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Company's Common Stock. There can be no assurance that a regular trading market will develop or be sustained after the Offering. The initial public offering price will be determined by negotiations between the Company and the Managing Underwriters. The market price of the Common Stock could be subject to significant fluctuations in response to variations in operating results, conditions in the oil and gas industry and other factors. In addition, the stock market has in recent years experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stocks are traded. Broad market fluctuations, as well as general economic conditions such as a recessionary period or high interest rates, may adversely affect the market price of the Company's Common Stock. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have 13,860,000 shares of Common Stock outstanding. Of these shares, the 6,000,000 shares sold in the Offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) will, in general, be freely tradeable without restriction under the Securities Act. Stockholders of the Company holding in the aggregate the remainder of these shares (7,860,000 shares of Common Stock) have agreed, subject to certain limited exceptions, not to sell or otherwise dispose of any of the shares held by them as of the date of this Prospectus for a period of 180 days after the date of this Prospectus without the prior written consent of Dillon Read. At the end of such 180 day period, all of these 7,860,000 shares of Common Stock will be eligible for immediate resale, subject, in some cases, to compliance with Rule 144 and/or Rule 701 under the Securities Act. The holders of approximately 6,054,240 shares of Common Stock have the right, under certain circumstances, to require the Company to register their shares under the Securities Act for resale to the public. If such holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Common Stock. If the Company were required to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise additional capital. In addition, soon after the date of this Prospectus, the Company expects to file a registration statement on Form S-8 registering a total of approximately 1,250,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Plan and Director Plan. See "Shares Eligible for Future Sale," "Underwriting," "Description of Capital Stock--Registration Rights" and "Management--Compensation of Directors" and "--1996 Stock Plan."

                                USE OF PROCEEDS

  The net proceeds to the Selling Stockholders from the sale of shares of Common Stock in the Offering are estimated to be approximately $67.0 million assuming an initial public offering price of $12.00 per share. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders in the Offering. The Company will pay substantially all of the fees and expenses (other than underwriting discounts and commissions) of the Selling Stockholders incurred in connection with the Offering.

  If the Underwriters' over-allotment option granted by the Company is exercised in full or in part, there will be proceeds to the Company. If exercised in full, the net proceeds to the Company are estimated to be approximately $9.2 million assuming an initial public offering price of $12.00 per share.

  The net proceeds to the Company, if any, will be used as working capital, to support expansion of operations in new work countries and to fund possible acquisitions of assets and businesses which would complement the Company's capabilities. Although the Company from time to time evaluates acquisition opportunities, the Company has no present commitments or agreements with respect to any material acquisition.

                                DIVIDEND POLICY

  In order to fund the development and growth of the Company's business following the Offering, the Company intends to retain its earnings rather than pay dividends in the foreseeable future. From 1987 through 1991, Willbros paid $96.2 million in dividends out of excess cash to Heerema, its sole stockholder at that time. Since 1991, the Company has not paid any dividends, except dividends in 1996 on its outstanding shares of Preferred Stock. The Preferred Stock will be converted into shares of Common Stock prior to the effectiveness of the Registration Statement of which this Prospectus is a part. The Company's present credit agreement prohibits the payment of dividends on Common Stock.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1996, and as adjusted to give effect to (a) the conversion of all outstanding shares of the Company's Preferred Stock into shares of Common Stock prior to the effectiveness of the Registration Statement of which this Prospectus is a part, and (b) the reduction after the Offering of the maximum redemption value of Common Stock held by plan participants.

                                                            JUNE 30, 1996
                                                         ---------------------
                                                          ACTUAL   AS ADJUSTED
                                                         --------  -----------
                                                            (IN THOUSANDS)
   Long-term debt....................................... $    934    $   934
   Redemption value of Common Stock held by plan
    participants........................................ $ 10,179    $ 7,952
   Redeemable Preferred Stock (1)(2).................... $ 36,200    $     -
   Stockholders' equity:
     Class A Preferred Stock (1)........................ $      -    $     -
     Common Stock (1)(2)(3).............................      150        693
     Capital in excess of par value (3).................   12,158     47,815
     Cumulative foreign currency translation
      adjustment........................................     (784)      (784)
     Retained earnings..................................   40,866     40,866
     Notes receivable for stock purchases...............   (3,184)    (3,184)
     Redemption value of Common Stock held by plan
      participants......................................  (10,179)    (7,952)
                                                         --------    -------
       Total stockholders' equity.......................   39,027     77,454
                                                         --------    -------
       Total capitalization............................. $ 86,340    $86,340
                                                         ========    =======

- --------
(1) On May 27, 1996, the Company's Articles of Incorporation were amended and restated to (a) authorize 1,000,000 shares of Class A Preferred Stock, par value $.01 per share, (b) increase the number of authorized shares of Common Stock to 35,000,000, (c) reduce the par value per share of the Common Stock from $1.00 to $.05, and (d) allow a 30-for-1 Common Stock split. There are 362,000 shares of Preferred Stock, $100.00 par value per share, authorized. See "Description of Capital Stock."
(2) As of the date of this Prospectus, there are 13,860,000 shares of Common Stock outstanding, after giving effect to the conversion of all outstanding shares of Preferred Stock into shares of Common Stock. The number of shares of Common Stock outstanding excludes (a) 900,000 shares of Common Stock that may be sold by the Company upon exercise of the Underwriters' over-allotment option, (b) 1,125,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Plan, and (c) 125,000 shares of Common Stock reserved for issuance under the Company's Director Stock Plan. See "Management --1996 Stock Plan" and "--Compensation of Directors."
(3) If the Underwriters' over-allotment option is exercised in full, the receipt of the estimated net proceeds from the sale by the Company of 900,000 shares of Common Stock in the Offering at an assumed initial public offering price of $12.00 per share will be equal to $9,244,000 of which $45,000 (equal to the par value of the shares issued) will be recorded in Common Stock and $9,199,000 will be recorded in capital in excess of par value.

                                   DILUTION

  The net tangible book value of the Company at June 30, 1996, was $75.2 million after giving effect to the conversion of all outstanding shares of the Company's Preferred Stock into shares of Common Stock or approximately $5.43 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding, after giving effect to the conversion of all outstanding shares of the Company's Preferred Stock into shares of Common Stock. Assuming an initial public offering price per share in the Offering of $12.00 per share, this represents an immediate dilution (i.e., the difference between the initial public offering price per share and the net tangible book value per share at June 30, 1996) of $6.57 per share to purchasers of the shares of Common Stock offered hereby. The following table illustrates this per share dilution:

   Assumed initial public offering price per share...................... $12.00
   Net tangible book value per share at June 30, 1996...................   5.43
                                                                         ------
   Dilution per share to new investors in the Offering (1).............. $ 6.57
                                                                         ======

- --------

(1) If the Underwriters' over-allotment option is exercised in full, dilution per share to new investors would be $6.28.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected consolidated statement of income, cash flow and balance sheet data set forth below for and at the end of each of the years in the five-year period ended December 31, 1995, are derived from the audited Consolidated Financial Statements of Willbros examined by KPMG Peat Marwick, independent public accountants, of which the Consolidated Balance Sheets as of December 31, 1994 and 1995, and the Consolidated Statements of Income, Stockholders' Equity and Cash Flows for the years ended December 31, 1993, 1994 and 1995, are included elsewhere in this Prospectus. The data for 1992 and subsequent periods reflects purchase accounting; therefore, it is presented on a different cost basis than that of the Predecessor Company. The selected consolidated statement of income, cash flow and balance sheet data set forth below for and at the end of each of the six months ended June 30, 1995 and 1996, are derived from the unaudited Consolidated Financial Statements of the Company included elsewhere in this Prospectus. In the opinion of management, these interim period financial statements have been prepared on the same basis as the audited Consolidated Financial Statements and include all adjustments, none of which were other than normal recurring accruals, necessary for the fair presentation of financial position and results of operations. The results for the six months ended June 30, 1996, are not necessarily indicative of the results to be achieved for the full year. The selected consolidated statement of income, cash flow and balance sheet data should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                          PREDECESSOR
                          COMPANY (1)                          COMPANY
                          ------------  ----------------------------------------------------------
                                                                                   SIX MONTHS
                           YEAR ENDED         YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                          DECEMBER 31,  --------------------------------------  ------------------
                              1991        1992      1993      1994      1995      1995      1996
                          ------------  --------  --------  --------  --------  --------  --------
STATEMENT OF INCOME
 DATA:
 Contract revenues......    $168,875    $180,947  $210,011  $145,716  $220,506  $ 75,122  $102,456
 Operating expenses:
 Contract cost..........     124,925     127,942   147,991    98,700   161,584    54,222    76,431
 Depreciation and
  amortization..........      14,272      15,029    16,672    14,598    15,193     7,365     6,630
 General and
  administrative .......      19,098      19,300    24,145    24,261    27,937    12,582    13,273
 Increase (decrease) in
  redemption value of
  common stock (2)......         --        1,830     1,256     1,681     2,100      (406)    1,427
                            --------    --------  --------  --------  --------  --------  --------
 Operating income.......      10,580      16,846    19,947     6,476    13,692     1,359     4,695
 Net interest income
  (expense).............       1,062      (2,133)     (785)      835       144       134      (122)
 Minority interest......      (1,408)     (1,014)   (3,615)   (1,758)   (1,589)     (563)     (778)
 Other income
  (expense).............       3,681         176     5,567       113      (381)      407       809
                            --------    --------  --------  --------  --------  --------  --------
 Income before income
  taxes.................      13,915      13,875    21,114     5,666    11,866     1,337     4,604
 Provision for income
  taxes.................       4,289       2,764     8,405    (4,146)      (75)      751     1,174
                                        --------  --------  --------  --------  --------  --------
 Net income (2)(3)......      11,636    $ 11,111  $ 12,709  $  9,812  $ 11,941  $    586  $  3,430
                                        ========  ========  ========  ========  ========  ========
 Net income per share...         N/A(1) $    .85  $    .92  $    .70  $    .84  $    .04  $    .14(4)
CASH FLOW DATA:
 Cash provided by (used
  in):
 Operating activities...    $ 18,502    $ 40,896  $ 66,460  $ (3,771) $ (8,396) $ (3,106) $  9,249
 Investing activities...     (20,118)    (83,875)  (14,621)  (13,169)  (18,558)   (7,865)  (13,061)
 Financing activities...       7,734      41,758    (8,175)   (1,271)   (2,321)   (3,311)      251
OTHER DATA:
 EBITDA (5).............    $ 29,135    $ 31,037  $ 38,571  $ 19,429  $ 26,915  $  8,568  $ 11,356
 Capital expenditures...    $ 20,150    $ 15,047  $ 16,534  $  7,171  $ 18,946  $  8,048  $ 13,277
 Backlog (6)............    $146,734    $160,565  $ 76,066  $ 97,493  $139,359  $163,030  $ 85,657
 Employees..............       2,080       3,090     1,870     2,030     3,110     3,080     4,050
BALANCE SHEET DATA (AT
 PERIOD END):
 Cash and cash
  equivalents...........    $ 25,855    $ 24,080  $ 67,346  $ 49,142  $ 19,859  $ 34,860  $ 16,298
 Working capital........      33,458      14,481    20,663    28,390    38,767    27,951    35,812
 Total assets...........     116,926     118,831   152,059   131,188   149,954   124,438   148,189
 Total debt.............      10,000      16,000     6,639     5,828     3,119     2,059     6,212
 Redemption value of
  common stock held by
  plan participants.....         --        2,038     3,279     5,430     7,918     5,942    10,179
 Redeemable Preferred
  Stock.................         --       35,000    36,200    36,200    36,200    36,200    36,200
 Stockholders' equity...      59,820       7,983    20,295    27,340    39,273    27,466    39,027

                                              (footnotes on following page)

- --------
(1) Effective for accounting purposes as of January 1, 1992, the Company's then parent company was sold to a group of investors which included Company management, the Yorktown and Concord Investors and Heerema. As a result of the acquisition of the Predecessor Company by the Company, the consolidated financial statements of the Company reflect the application of purchase accounting and, accordingly, are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable. See "Business--Willbros Background."

(2) Upon completion of the Offering, the Company will recognize a non-cash expense in the three-month period ending September 30, 1996, for the difference between the maximum redemption value of Common Stock held by plan participants and the initial public offering price, which based on an assumed initial public offering price of $12.00 per share, would result in an additional non-cash expense of $8,300. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" and
    Note 11 to the Consolidated Financial Statements included elsewhere in this Prospectus.

(3) Net income in 1991 includes a $1,457 gain on discontinuation of Willbros' U.S. contract drilling business and a $553 extraordinary item for the tax benefit of a net operating loss carryforward.

(4) After deducting $1,448 of dividends on the Company's Preferred Stock.

(5) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Company's Consolidated Statements of Cash Flows in the Company's Consolidated Financial Statements included elsewhere in this Prospectus. EBITDA is included in this Prospectus because it is a basis upon which the Company assesses its financial performance.

(6) The Company follows a practice of reflecting anticipated revenues from uncompleted portions of existing contracts as backlog. Historically, a substantial amount of the Company's revenues in a given year have not been reflected in its backlog at the beginning of that year. On average, over the past four years, actual annual revenues have exceeded 150% of backlog recorded at the end of each preceding year. No assurance can be given that future experience will be similar to historical results in this respect. See "Business--Backlog."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion is intended to provide an analysis of the Company's results of operations, capital structure and resources and should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere in this Prospectus and "Selected Consolidated Financial and Other Data."

GENERAL

  The Company derives its revenues from providing construction services, engineering services and specialty services to the oil and gas industry and government entities worldwide. The Company obtains contracts for its work primarily by competitive bidding or through negotiations with long standing clients. Bidding activity, backlog and revenues resulting from the award of contracts to the Company may vary significantly from period to period. See "Business--Backlog."

  A number of factors relating to the Company's business affect the Company's recognition of contract revenues. Revenues from fixed price construction and engineering contracts are recognized on the percentage-of-completion method. Under this method, estimated contract revenues are accrued based generally on the percentage that costs to date bear to total estimated costs, taking into consideration physical completion. Generally, the Company does not recognize income until a contract is approximately 10% complete. Costs which are considered to be reimbursable are excluded before the percentage-of-completion calculation is made. Accrued revenues pertaining to reimbursables are limited to the cost of the reimbursables. If a current estimate of total contract cost indicates a loss on a contract, the projected loss is recognized in full when determined. Revenues from unit-price contracts are recognized as earned. Revenues from change orders, extra work, variations in the scope of work and claims are recognized when realization is assured.

  The Company derives its revenues from contracts with durations from a few weeks to several months and sometimes years. Unit-price contracts provide relatively even quarterly results; however, major projects are usually fixed-price contracts that may result in uneven quarterly financial results due to the method by which revenues are recognized. These financial factors, as well as external factors such as weather, client needs, labor, governmental regulation and politics may affect the progress of a project's completion and the timing of revenue recognition. The Company believes that its operating results should be evaluated over a sufficiently long time horizon over which major contracts in progress are completed and change orders, extra work, variations in the scope of work and claims are negotiated and realized.

  Under the Company's stock ownership plans, the Company has an obligation to purchase, under certain conditions and at a formula price, Common Stock held by retiring or terminating employees. The Company records the increase or decrease in the redemption value at the end of each period in the consolidated statements of income using the maximum formula price. The amount of this increase or decrease, although a non-cash expense is included in EBITDA. The maximum redemption value is $10.2 million at June 30, 1996. Since the plans' inception in 1992 and 1995, the Company has redeemed an aggregate of $1.0 million of shares of Common Stock. The Company's redemption obligation terminates upon the effectiveness of an initial public offering except for certain limited circumstances. Upon completion of the Offering the Company will record a reduction of $2.2 million to the redemption value and a corresponding increase to stockholders' equity. The Company intends to obtain waivers of redemption rights from all stockholders holding such rights and to the extent the Company obtains such waivers, additional reductions in the redemption value and corresponding increases in stockholders' equity will be recorded. The Company believes that substantially all stockholders holding redemption rights will grant waivers and that the redemption value will be substantially reduced; however, there is no assurance that any such waivers will be obtained.

  As previously discussed, the Company uses EBITDA as part of its overall assessment of financial performance by comparing EBITDA between accounting periods. Management believes that EBITDA is used by the financial community as one way of measuring performance of companies in a peer group and in evaluating the market value of companies.

  While the Company's revenues, operating income and EBITDA for the six months ended June 30, 1996, are higher than those for the comparable period in the prior year, no assurance can be given that the Company's revenues, operating income and EBITDA for the full year 1996 will not be lower than revenues, operating income and EBITDA for the full year 1995. In particular, upon completion of the Offering, the Company will recognize a non-cash expense in the three-month period ending September 30, 1996, for the difference between the maximum redemption value of the Common Stock held by plan participants and the initial public offering price, which based on an assumed initial public offering price of $12.00 per share, would result in an additional non-cash expense of $8.3 million.

  Backlog as of June 30, 1996, was $85.7 million, as compared to $163.0 million as of June 30, 1995, a decrease of $77.3 million. See "Business-- Backlog."


RESULTS OF OPERATIONS

 Six Months Ended June 30, 1996, Compared to Six Months Ended June 30, 1995

  Contract Revenues. Contract revenues increased to $102.5 million for the six months ended June 30, 1996, from $75.1 million for the comparable period in 1995. The $27.4 million (36%) increase is primarily attributable to (a) a $14.9 million increase in contract revenues in Africa related to construction of a 20 inch gas pipeline river crossing and related facilities and specialty services associated with construction of swamp flow lines, flowline leak repair, dredging and material procurement in Nigeria; (b) an $17.3 million increase in contract revenues in Asia due to engineering, material procurement and construction services related to a 16-18 inch, 225 mile (365 kilometer) pipeline and four pump stations in Pakistan; offset by (c) a $3.0 million decrease in contract revenues in North America due to reduced material procurement and construction services in the United States.

  Contract Cost. Contract cost increased to $76.4 million for the six months ended June 30, 1996, from $54.2 million for the comparable period in 1995. The $22.2 million (41%) increase is primarily attributable to (a) a $10.6 million increase in contract cost in Africa associated with construction and specialty services in Nigeria; (b) a $19.1 million increase in contract cost in Asia due to engineering, material procurement and construction services in Pakistan; offset by (c) a $3.8 million decrease in contract cost in North America due to reduced material procurement and construction services in the United States.

  Depreciation and Amortization. Depreciation and amortization expense decreased to $6.6 million for the six months ended June 30, 1996, from $7.4 million for the comparable period in 1995, due primarily to certain assets becoming fully depreciated.

  General and Administrative. General and administrative expense increased to $13.3 million for the six months ended June 30, 1996, from $12.6 million for the comparable period in 1995, due primarily to increased costs associated with the increased level of activity in Africa.

  Operating Income. Operating income increased to $4.7 million for the six months ended June 30, 1996, from $1.4 million for the comparable period in 1995. The $3.3 million (236%) increase was primarily attributable to (a) a $4.1 million increase in Africa related to increased construction and specialty services, offset by (b) a $.7 million decrease in the Middle East due to reduced specialty services.

  Net Interest Income (Expense). Net interest income decreased to an expense of $.1 million for the six months ended June 30, 1996, from income of $.1 million for the comparable period in 1995, due primarily to a decrease in interest income on short-term investments.

  Minority Interest Expense. Minority interest expense increased to $.8 million for the six months ended June 30, 1996, from $.6 million for the comparable period in 1995, due to increased revenues in certain work countries.

  Other Income (Expense). Other income increased to $.8 million for the six months ended June 30, 1996, from $.4 million for the comparable period in 1995, due primarily to an increase in foreign exchange gains.

  Provision (Credit) for Income Taxes. The provision for income taxes increased to $1.2 million for the six months ended June 30, 1996, from $.8 million for the comparable period in 1995, due to increased taxable income in 1996, offset by a reduction in previous estimates of income taxes in certain countries.

 Year Ended December 31, 1995, Compared to Year Ended December 31, 1994


  Contract Revenues. Contract revenues increased to $220.5 million for the year ended December 31, 1995, from $145.7 million in 1994. The $74.8 million (51%) increase is primarily attributable to (a) a $29.7 million increase in contract revenues in Asia from the start of the engineering, material procurement and construction services related to a 16-18 inch, 225 mile (365 kilometer) pipeline and four pump stations in Pakistan; (b) a $27.1 million increase in contract revenues in Africa related to specialty services associated with dredging, pipe coating and material procurement in Nigeria; (c) a $14.8 million increase in contract revenues in South America related to fabrication and installation of concrete piles and platforms and other specialty services in Venezuela; (d) a $7.0 million increase in contract revenues in North America associated with construction of a 20 inch, 130 mile (205 kilometer) gas pipeline in the United States; partially offset by (e) a $2.6 million decrease in contract revenues in Oman due to reduced speciality services.

  Contract Cost. Contract cost increased to $161.6 million for the year ended December 31, 1995, from $98.7 million in 1994. The $62.9 million (64%) increase is primarily attributable to (a) a $30.0 million increase in contract cost in Asia due to engineering, material procurement and construction services in Pakistan; (b) a $22.7 million increase in contract cost in Africa associated with specialty services in Nigeria; and (c) a $6.3 million increase in contract cost in South America related to increased construction and specialty services in Venezuela.

  Depreciation and Amortization. Depreciation and amortization expense increased to $15.2 million for the year ended December 31, 1995, from $14.6 million in 1994, due primarily to equipment and spare parts additions in 1995 of $18.9 million (compared to $7.2 million in 1994).

  General and Administrative. General and administrative expense increased to $27.9 million for the year ended December 31, 1995, from $24.3 million in 1994, due primarily to increased costs associated with new contracts in Africa and South America and the opening of a new office in Asia.

  Operating Income. Operating income increased to $13.7 million for the year ended December 31, 1995, from $6.5 million in 1994. The $7.2 million (111%) increase was primarily attributable to (a) a $6.0 million increase in South America related to increased specialty services; (b) a $3.6 million increase in Africa related to increased specialty services; (c) a $2.2 million increase in North America related to increased construction contracts and engineering margins; offset by (d) a $4.7 million decrease in the Middle East due to reduced specialty services.

  Net Interest Income (Expense). Net interest income decreased to $.1 million for the year ended December 31, 1995, from $.8 million in 1994, due primarily to reduced interest income on short-term investments.

  Minority Interest Expense. Minority interest expense decreased to $1.6 million for the year ended December 31, 1995, from $1.8 million in 1994, due to decreased activity in certain work countries.

  Other Income (Expense). Other income decreased to an expense of $.4 million for the year ended December 31, 1995, from income of $.1 million in 1994, due primarily to a foreign exchange loss.

  Provision (Credit) for Income Taxes. The credit for income taxes decreased to a credit of $.1 million for the year ended December 31, 1995, from a credit of $4.1 million in 1994, principally due to increased taxable income in 1995 and a lesser reduction in 1995 than in 1994 in previous estimates of income taxes in certain countries.

 Year Ended December 31, 1994, Compared to Year Ended December 31, 1993

  Contract Revenues. Contract revenues decreased to $145.7 million for the year ended December 31, 1994, from $210.0 million in 1993. The $64.3 million (31%) decrease was primarily attributable to (a) a $36.5 million decrease in contract revenues in the Middle East due to the substantial completion in 1993 of a flowline construction contract in Kuwait and an engineering, material procurement and construction contract in Oman, offset by an increase in pipeline maintenance contracts in Oman; (b) an $18.3 million decrease in contract revenues in Africa due to substantial completion in 1993 of pipeline construction contracts, offset by increased flowline, pipe coating and material procurement, equipment rental and dredging work in Nigeria; (c) a $13.4 million decrease in contract revenues in North America due to reduced construction services, in the United States; partially offset by (d) a $4.7 million increase in contract revenues in Venezuela resulting from the acquisition of CAMSA.

  Contract Cost. Contract cost decreased to $98.7 million for the year ended December 31, 1994, from $148.0 million in 1993. The $49.3 million (33%) decrease was primarily attributable to (a) a $28.8 million decrease in contract cost in the Middle East associated with a reduction in construction services in Kuwait and Oman; (b) a $17.7 million decrease in contract cost in Africa due to reduced construction services in Nigeria; (c) a $9.0 million decrease in contract cost in North America due to reduced construction services in the United States; partially offset by (d) a $5.5 million increase in contract cost in South America due to new business activities resulting from the acquisition of CAMSA.

  Depreciation and Amortization. Depreciation and amortization expense decreased to $14.6 million for the year ended December 31, 1994, from $16.7 million in 1993, due primarily to full amortization of certain spare parts in 1993.

  General and Administrative. General and administrative expense increased to $24.3 million for the year ended December 31, 1994, from $24.1 million in 1993 due primarily to the acquisition of CAMSA, offset by decreased activity in other areas. See "Certain Transactions."

  Operating Income. Operating income decreased to $6.5 million for the year ended December 31, 1994, from $19.9 million in 1993. The $13.4 million (67%) decrease was primarily attributable to (a) a $6.7 million decrease in the Middle East related to decreased construction services; (b) a $4.0 million decrease in North America due to reduced construction services; (c) a $2.9 million decrease in South America due to new business activities resulting from the acquisition of CAMSA; offset by (d) a $1.9 million increase in Africa due to increased specialty services.

  Net Interest Income (Expense). Net interest income increased to income of $.8 million for the year ended December 31, 1994, from expense of $.8 million in 1993 due to increased interest income on short-term investments and reduced interest expense on short-term borrowing.

  Minority Interest Expense. Minority interest expense decreased to $1.8 million for the year ended December 31, 1994, from $3.6 million in 1993 due to decreased activity in certain work countries.

  Other Income (Expense). Other income decreased to $.1 million for the year ended December 31, 1994, from $5.6 million in 1993 due to a decrease in foreign exchange gains.

  Provision (Credit) for Income Taxes. The provision for income taxes decreased to a credit of $4.1 million for the year ended December 31, 1994, from an expense of $8.4 million in 1993 principally due to a reduction in previous estimates of income taxes in certain countries.

EFFECT OF INFLATION AND CHANGING PRICES; FOREIGN EXCHANGE RISK MANAGEMENT

  The Company's operations are affected by increases in prices, whether caused by inflation, government mandates or other economic factors in the countries in which it operates. The Company attempts to recover anticipated increases in the cost of labor, fuel and materials through price escalation provisions in certain of its major contracts or by considering the estimated effect of such increases when bidding or pricing new work.

  The Company attempts to negotiate contracts which provide for payment in U.S. dollars, but it may be required to take all or a portion of payment under a contract in another currency. To mitigate non-U.S. currency exchange risk, the Company seeks to match anticipated non-U.S. currency revenues with expenses in the same currency. To the extent it is unable to match non-U.S. currency revenues with expenses in the same currency, the Company may use forward contracts, options or other common hedging techniques in the same non-U.S. currencies. As a result of the Company's foreign exchange risk management measures, aggregate foreign exchange gains during the last five years have exceeded aggregate foreign exchange losses during the same period. There can be no assurance that this strategy will continue to be successful in the future.

CAPITAL STRUCTURE, LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary requirements for capital are to fund the acquisition, upgrade and maintenance of its equipment, provide working capital for current projects, finance the mobilization of employees and equipment to new projects and establish a presence in countries where the Company perceives growth opportunities. During the period 1993 through 1995, the Company met its cash requirements primarily from operating cash flow (excluding interest income and changes in operating assets and liabilities) of $81.0 million (87% of total requirements), interest income from investments of $5.1 million (6%) and use of cash reserves of $4.6 million (5%). There was a net reduction in bank borrowings of $13.8 million during this period.

  Cash and cash equivalents decreased to $19.9 million for the year ended December 31, 1995, from $49.1 million in 1994. The $29.2 million (59%) decrease is primarily due to a $39.6 million increase in working capital (excluding cash and cash equivalents) and $18.6 million in net capital expenditures for property, equipment and spare parts, offset by $29.0 million of cash flow from operations.

  The Company has a $100 million line of credit under a credit agreement with several financial institutions and Bank of America National Trust and Savings Association, as agent. This credit agreement provides a revolving credit facility and a standby and commercial letter of credit facility. The aggregate of all loans, together with all commercial and financial letters of credit issued under the agreement, may not exceed the Company's tangible net worth as defined in the credit agreement ($90.5 million at June 30, 1996). Principal is payable at termination (October 31, 1997) and interest is payable quarterly at a reference rate plus 50 basis points or, at the Company's option, other alternative interest rates. The annual commitment fee is 3/8% on the unused portion of the line. The Company's obligations under its credit agreement are secured by the stock of the principal subsidiaries of the Company. At June 30, 1996, there were no borrowings or financial letters of credit outstanding, commercial letters of credit outstanding totaled $4.9 million, and standby letters of credit outstanding totaled $24.8 million, leaving $70.3 million available under this facility. The credit agreement requires the Company to maintain certain financial ratios, restricts dividend payments on Common Stock and limits, among other things, the Company's ability to purchase its own stock and its ability to make acquisitions. The credit agreement limits the value of acquisitions to an annual maximum of 20% of tangible net worth and requires that such acquisitions be made with cash or stock. The Company intends to renegotiate its credit agreement in the fourth quarter of 1996 in order that these limitations not significantly restrict its ability to implement its business strategy. No assurance can be given that this agreement can be so renegotiated. The Company is currently in compliance with all of the terms of its credit agreement.

  The Company has credit facilities in certain countries outside the United States. Borrowings under these lines, in the form of short-term notes and overdrafts, are made at competitive local interest rates. Generally, each line is available only for borrowings related to operations in a specific country. At June 30, 1996, there was an aggregate of $4.8 million outstanding and $2.0 million available under these facilities. The Company's credit agreement limits the Company's ability to borrow from sources outside the agreement to 20% of tangible net worth.

  If the Underwriters' over-allotment option granted by the Company is exercised in full or in part, resulting in proceeds to the Company, it is anticipated that the net proceeds therefrom will be used for working capital, to support expansion of operations and for possible acquisitions of assets and businesses. The Company believes that cash flow from operations and borrowing under existing credit facilities will be sufficient to finance working capital and capital expenditures for ongoing operations at least through the end of 1996. The Company estimates capital expenditures for equipment and spare parts of approximately $20 million during 1996.

RECENTLY ISSUED ACCOUNTING STANDARDS

  The Company does not believe the adoption, in 1996, of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" will have a significant effect on its consolidated financial position or consolidated results of operations.

  The Company does not plan to adopt the fair value-based measurement methodology for employee and director stock options contemplated by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, this Standard is not expected to have a significant effect on the Company's consolidated financial position or consolidated results of operations.

                                   BUSINESS

GENERAL

  The Company is one of the leading independent contractors serving the oil and gas industry, providing construction services, engineering services and specialty services to industry and government entities worldwide. The Company places particular emphasis on projects in developing countries where the Company believes its experience gives it a competitive advantage. The Company's construction services include the building and replacement of major pipelines and gathering systems, flow stations, pump stations, gas compressor stations, gas processing facilities and oil and gas production facilities; and the construction of piers, dock facilities and bridges. The Company's engineering services include feasibility studies; conceptual and detailed design; field services; material procurement; and overall project management. The Company's specialty services include dredging; pipe coating; pipe double jointing; removal and installation of flowlines; the fabrication and installation of concrete piles and platforms; maintenance and repair of pipelines, stations and facilities; pipeline rehabilitation; and transport of oilfield equipment, rigs and vessels.

  The Company provides its services through a large fleet of equipment comprised of, among other things, marine vessels, barges, dredges, pipelaying equipment, heavy construction equipment, transportation equipment and camp equipment. The Company's equipment fleet is supported by warehouses of spare parts and tools which are located to maximize availability and minimize cost.

  The Company obtains contracts for its work primarily by competitive bidding or through negotiations with long-standing clients. In evaluating bid opportunities, the Company considers such factors as the client, the geographic location and the difficulty of the work, the Company's current and projected workload, including the availability of personnel and Company owned equipment, the likelihood of additional work, the project's cost and profitability estimates and the Company's competitive advantage relative to other likely bidders.

  The Company traces its roots to the construction business of Williams Brothers Company, founded in 1908. Through successors to that business, Willbros has completed many landmark projects around the world, including the "Big Inch" and "Little Big Inch" War Emergency Pipelines (1942-44), the Mid-America Pipeline (1960), the TransNiger Pipeline (1962-64), the Trans-Ecuadorian Pipeline (1970-72), the northernmost portion of the Trans-Alaskan Pipeline System (1974-76), the All American Pipeline System (1984-86), Colombia's Alto Magdalena Pipeline System (1989-90) and a portion of the Pacific Gas Transmission System expansion (1992-93). Willbros has been involved in nine of the ten largest gas pipeline projects undertaken in the United States since 1988. See "--Willbros Milestones."

  Over the years, Willbros has been employed by more than 400 clients to carry out work in over 50 countries. Within the past 10 years, Willbros has worked in Africa, Asia, the C.I.S., the Middle East, North America and South America. Willbros' relatively steady base of ongoing construction, engineering and specialty services operations in Nigeria, Oman, the United States and Venezuela has been enhanced by major construction and engineering projects in Abu Dhabi, Colombia, Ecuador, Egypt, Gabon, Kuwait, Morocco, Nigeria, Oman, Pakistan and the United States.

  Representative clients (or affiliates of clients) of the Company include the Caspian Pipeline Consortium (see "--C.I.S."); Royal Dutch Shell; Chevron Corp.; Kuwait Oil Company; U.S. Army; Pacific Gas & Electric; Petroleum Development Oman; Enron Corp.; Petroleos de Venezuela S.A. ("PDVSA"); Occidental Petroleum; PanEnergy Corp; Great Lakes Gas Transmission Company; E.N.I.; Nigerian National Petroleum Corporation ("NNPC"); and the Pak-Arab Refinery, Ltd. Private clients such as Shell have historically accounted for the majority of the Company's revenues. Government entities and agencies such as the U.S. Army, Kuwait Oil Company and PDVSA have accounted for the remainder.

CURRENT MARKET CONDITIONS

  Relatively high crude oil and natural gas prices have resulted in correspondingly strong levels of current and projected capital expenditures by oil and gas companies to explore for and produce oil and gas reserves. Accordingly, many significant natural gas, crude oil and petroleum products pipeline projects and LNG projects, together with ancillary construction and other associated projects, are being undertaken, particularly in developing countries or regions where energy infrastructure spending has lagged.

  The Company believes that certain of these projects will meet its bidding criteria, and that the Company's worldwide pipeline construction, engineering and specialty services experience place it in an advantageous position to compete for such projects. The Company currently has approximately 70 bids outstanding with respect to potential contract awards in Australia, Egypt, Guam, Indonesia, Mexico, Nigeria, Oman, Russia, Saudi Arabia, the United States and Venezuela. The Company is currently preparing bids with respect to potential contract awards in Egypt, Indonesia, Mexico, Nigeria, Oman, Russia, the United States and Venezuela. Finally, the Company expects to prepare and submit bids with respect to certain other potential construction and engineering projects in Africa, Asia, the C.I.S., the Middle East, North America and South America before the end of 1996.

BUSINESS STRATEGY

  The Company historically pursued a strategy of maximizing stockholder returns while maintaining a strong balance sheet. More recently, the Company has emphasized a growth strategy which encompasses geographic expansion in areas such as Pakistan and Indonesia, strategic alliances, acquisitions and quality improvements. In pursuing this strategy, the Company relies on its competitive advantage in completing logistically complex and technically difficult projects in remote areas with difficult terrain and harsh climatic conditions. The Company also relies on its experienced multinational work force of approximately 4,050 employees, over 80% of whom are citizens of the respective countries in which they work.

  Geographic Expansion. The Company seeks to maintain its presence in regions where it has previously developed a strong base of operations, such as Africa, the Middle East, North America and South America, and to establish a presence in additional strategically important locations, such as Russia, Pakistan, Indonesia, Egypt and Brazil. In pursuing this strategy, the Company seeks to identify a limited number of long-term niche markets in which the Company can outperform the competition and establish an advantageous position.

  Strategic Alliances. The Company seeks to establish strategic alliances with companies whose resources, skills and strategies are complementary to and are likely to enhance the Company's business opportunities, including the formation of joint ventures and consortia to achieve competitive advantage and share risks. Such alliances have already been established in Australia, Indonesia, Malaysia, Mexico, Russia, Thailand, the United States and Venezuela. As an example of this strategy, the Company has entered into a Joint Development Agreement with a unit of British Gas plc to promote the utilization of an epoxy-filled pipeline repair sleeve developed by British Gas and offer a full range of pipeline rehabilitation services to the oil and gas industry, including assessment and rehabilitation construction services. As a related strategy, the Company may decide to seek an equity stake in a project in order to enhance its competitive position and/or maximize project returns.

  Acquisitions. The Company seeks to identify and acquire companies which complement its business strategy. For example, in 1994 the Company acquired (from an affiliate of Heerema), CAMSA, a company operating in the Lake Maracaibo area of Venezuela whose primary expertise is in marine construction and the fabrication and installation of concrete piles and platforms for offshore projects. See "Certain Transactions." The Company will continue to evaluate acquisition candidates that offer growth opportunities and the ability to complement the Company's resources and capabilities.

  Quality Improvements. The Company's quality improvement program is focused on obtaining ISO 9000 certification and on continually improving the readiness, utilization and overall quality of its fleet of equipment. ISO 9000 is an internationally recognized verification system for quality management overseen by the International Standards Organization based in Geneva, Switzerland. The ISO 9000 certification is important to the Company's international operations in that in recent years such certification has been made a criterion for prequalification of contractors by certain potential clients, and this trend is expected to continue. The certification process involves a rigorous review and audit of the Company's management processes and quality control procedures. During the first half of 1996, five of the Company's subsidiaries achieved ISO 9000 certification. The Company's Nigerian subsidiary is scheduled to achieve certification during August of 1996.

  Conservative Financial Management. The Company expects to continue to emphasize the maintenance of a conservative balance sheet in order to finance the development and growth of its business. The Company also seeks to obtain contracts that are likely to result in recurring revenues in order to mitigate the cyclical nature of its construction and engineering businesses. For example, the Company generally seeks to obtain specialty services contracts of more than one year in duration. Additionally, the Company acts to minimize its exposure to currency fluctuations through the use of U.S. dollar-denominated contracts, by limiting payments in local currency to approximately the amount of local currency expenses, and otherwise by hedging activities such as purchasing forward exchange contracts.

WILLBROS BACKGROUND

  The Company is the successor to the pipeline construction business of Williams Brothers Company which was started in 1908 by Miller and David Williams. In 1949, the business was reconstituted and acquired by the next generation of the Williams family. The resulting enterprise eventually became The Williams Companies, Inc., a major U.S. interstate natural gas and petroleum products pipeline company ("Williams").

  In 1975, Williams elected to discontinue its pipeline construction activities and, in December 1975, sold substantially all of the non-U.S. assets and entities comprising its pipeline construction division to a newly formed Panama corporation (eventually renamed "Willbros Group, Inc.") owned by employees of the division. In 1979, Willbros Group, Inc. retired its debt incurred in the acquisition by selling a 60% equity stake to Heerema. In 1986, Heerema acquired the balance of Willbros Group, Inc., which then operated as a wholly owned subsidiary of Heerema until April 1992.

  In April 1992, Heerema sold Willbros Group, Inc. to a corporation formed by members of the Company's management, the Yorktown and Concord Investors and Heerema. Subsequently, the original Willbros Group, Inc. was dissolved into the acquiring corporation which was renamed "Willbros Group, Inc."

  The term "Willbros," as used in this Prospectus, includes the Company, the original Willbros Group, Inc. and their predecessors in the pipeline construction business, as described above.

WILLBROS MILESTONES

  The following are selected milestones which Willbros has achieved:

1939    Executed its first international pipeline project in Venezuela.

1942-44 Principal contractor on the "Big Inch" and "Little Big Inch" War
        Emergency Pipelines which delivered U.S. Gulf Coast crude oil to the Eastern Seaboard.

1947-48 Built the 370 mile (600 kilometer) Camiri to Sucre and Cochabamba crude oil pipeline in Bolivia.

1951 Completed the 400 mile (645 kilometer) western segment of the Trans-Arabian Pipeline System in Jordan, Syria and Lebanon.

1954-55 Built Alaska's first major pipeline system, consisting of 625 miles
        (1,000 kilometers) of petroleum products pipeline, housing, communications, two tank farms, five pump stations and marine dock and loading facilities.

1956-57 Led a joint venture which constructed the 335 mile (535 kilometer) southern section of the Trans-Iranian Pipeline, a products pipeline system extending from Abadan to Tehran.

1958 Constructed pipelines and related facilities for the world's largest oil export terminal at Kharg Island, Iran.

1960 Built the first major liquified petroleum gas pipeline system, the 2,175 mile (3,480 kilometer) Mid-America Pipeline in the United States, including six delivery terminals, two operating terminals, 13 pump stations, communications and cavern storage.

1962 Began operations in Nigeria with the commencement of construction of the TransNiger Pipeline, a 170 mile (275 kilometer) crude oil pipeline.

1964-65 Built the 390 mile (625 kilometer) Santa Cruz to Sica Sica crude oil pipeline in Bolivia. The highest altitude reached by this line is 14,760 feet (4,500 meters) above sea level, which management believes is higher than the altitude of any other pipeline in the world.

1965 Began operations in Oman with the commencement of construction of the 175 mile (280 kilometer) Fahud to Muscat crude oil pipeline system.

1967-68 Built the 190 mile (310 kilometer) Orito to Tumaco crude oil pipeline in Colombia, one of five Willbros crossings of the Andes mountains, a project notable for the use of helicopters in high altitude construction.

1969 Completed a gas gathering system and 105 miles (170 kilometers) of 42 inch trunkline for the Iranian Gas Trunkline Project (IGAT) in Iran to supply gas to the USSR.

1970-72 Built the Trans-Ecuadorian Pipeline, consisting of 315 miles (505 kilometers) of 20 and 26 inch pipeline, seven pump stations, four pressure reducing stations and six storage tanks.

1974-76 Led a joint venture which built the northernmost 225 miles (365 kilometers) of the Trans-Alaskan Pipeline System.

1974-76 Led a joint venture which constructed 290 miles (465 kilometers) of pipeline and two pump stations in the inaccessible western Amazon basin of Peru.

1974-79 Designed and engineered the 500 mile (795 kilometer) Sarakhs-Neka gas transmission line in northeastern Iran.

1976-79 Acted as technical leader of a consortium which designed and supplied six modularized gas compressor stations totaling 726,000 horsepower for the 56 inch Urengoy to Chelyabinsk gas pipeline system in western Siberia.

1982-83 Built the Cortez carbon dioxide pipeline system in the southwestern
        United States, consisting of 505 miles (815 kilometers) of 30 inch pipe.

1984-86 Through a joint venture, constructed the All American Pipeline System, a 1,240 mile (1,995 kilometer) 30 inch heated pipeline, including 23 pump stations, in the southwestern United States.

1984-95 Developed and furnished a rapid deployment fuel pipeline distribution and storage system for the U.S. Army which was used extensively and successfully in Saudi Arabia during Operation Desert Shield/Desert Storm in 1990/1991 and in Somalia during 1993.

1985-86 Built a 185 mile (300 kilometer) 24 inch crude oil pipeline from Ayacucho to Covenas in Colombia.

1987 Rebuilt 25 miles (40 kilometers) of the Trans-Ecuadorian crude oil pipeline within six months after major portions were destroyed by an earthquake.

1988-92 Performed the project management, engineering, procurement and field support services to expand the Great Lakes Gas Transmission System in the northern United States. The expansion involved modifications to 13 compressor stations and the addition of 660 miles (1,060 kilometers) of 36 inch pipeline in 50 separate loops.

1989-90 Built the Alto Magdalena Pipeline System in Colombia, consisting of 250 miles (400 kilometers) of 20 inch crude oil pipeline, one pump station and a tank farm.

1989-92 Provided pipeline engineering and field support services for the Kern River Gas Transmission System, a 36 inch pipeline project extending over 685 miles (1,100 kilometers) of desert and mountains from Wyoming to California in the United States.

1992-93 Rebuilt oil field gathering systems in Kuwait as part of the post-war reconstruction effort.

1992-93 Built 150 miles (240 kilometers) of a 42 inch pipeline in Oregon to expand the Pacific Gas Transmission System.

1992-94 Resumed activities in the C.I.S. Selected to develop export pipeline system for Caspian Pipeline Consortium from Tengiz field in Kazakstan to Black Sea oil terminal at Novorossiysk, Russia, and established a representative office and joint stock company in Russia.

1994 Re-entered the Venezuela oil service market through the acquisition of CAMSA.

1995 Entered into a cooperation agreement with a Japanese trading company providing for the joint development of projects in selected markets in Southeast Asia and established an office in Jakarta, Indonesia, to pursue major projects in the region.

1995-96 Carrying out two contracts in Pakistan for construction, material procurement and engineering of the MFM Pipeline Extension Project, which consists of 225 miles (365 kilometers) of 18 inch and 16 inch multi-product pipeline and related facilities.

LINES OF BUSINESS

  The Company operates in a single industry segment, primarily providing contract services to the oil and gas industry. The main lines of business within this segment include construction, engineering and specialty services.

 Construction Services

  The Company is one of the most experienced contractors serving the oil and gas industry. The Company's construction capabilities include the expertise to construct and replace large diameter cross-country pipelines. The Company also possesses the ability to construct oil and gas production facilities, pump stations, flow stations, gas compressor stations, gas processing facilities and other related facilities; and to construct piers, docks and bridges.

  Pipeline Construction. World demand for pipelines results from the need to move millions of barrels of crude oil and petroleum products and billions of cubic feet of natural gas to refiners, processors and consumers each day. Pipeline construction is capital intensive, and the Company owns, operates and maintains a fleet of specialized equipment necessary for it to engage in the pipeline construction business. The Company focuses on pipeline construction activity in remote areas and harsh climates where it believes its experience gives it a competitive advantage. Willbros believes that it has constructed more miles of pipeline than any other private sector company.

  The construction of a cross country pipeline involves a number of sequential operations along the designated pipeline right-of-way. These operations are virtually the same for all overland pipelines, but personnel and equipment may vary widely depending upon such factors as the time required for completion, general climatic conditions, seasonal weather patterns, the number of road crossings, the number and size of river crossings, terrain considerations, extent of rock formations, density of heavy timber and amount of swamp. Construction often involves separate crews to perform the following different functions: clear the right-of-way; grade the right-of-way; excavate a trench in which to bury the pipe; haul pipe to intermediate stockpiles from which stringing trucks carry pipe and place individual lengths (joints) of pipe alongside the ditch; bend pipe joints to conform to changes of direction and elevation; clean pipe ends and line up the succeeding joint; perform various welding operations; non-destructively inspect welds; clean pipe and apply anti-corrosion coatings; lower pipe into the ditch; backfill the ditch; bore and install highway and railroad crossings; drill, excavate or dredge and install pipeline river crossings; tie in all crossings to the pipeline; install mainline valve stations; conduct hydro/pneumatic testing; install cathodic protection system; and perform final clean up.

  Special equipment and techniques are required to construct pipelines across wetlands. From a launching station on dry land, a section of several joints of pipe which have been welded together may be pushed into a flooded ditch. By securing floaters to the pipe it is possible to float the pipe. The next section is then welded to the end of the previous section, after which it is pushed into the flooded ditch. The same method can be used from a properly secured and anchored barge. Another specialized swamp pipe laying technique is to lay the pipe from a lay barge which moves along the right of way, laying one joint at a time; each joint is aligned and welded, and the weld non-destructively inspected and coated before being lowered in. The Company uses swamp pipelaying methods extensively in Nigeria, where most of its construction operations are carried out in the Niger River delta. In addition to primary equipment such as laybarges, dredges and swamp backhoes, the Company has a substantial investment in support vessels, including tugboats, barges, supply boats, and houseboats, which are required in order to maintain a capability in swamp pipeline construction.

  Station Construction. Oil and gas companies require various facilities in the course of producing, processing, storing and moving oil and gas. The Company is experienced and capable of constructing facilities such as pump stations, flow stations, gas processing facilities, gas compressor stations and metering stations. The Company is capable of building such facilities onshore, offshore or in swamp locations. The construction of station facilities, while not nearly as capital intensive as pipeline construction, is generally characterized by complex logistics and scheduling, particularly on projects in locations where seasonal weather patterns limit construction options, and in countries where the importation process is difficult. Willbros' capabilities have been enhanced by its experience in dealing with such challenges in numerous countries around the world.

  Marine Construction. The Company constructs and installs fixed drilling and production platforms in Venezuela, primarily in Lake Maracaibo. Because of the extremely corrosive conditions, concrete, rather than steel, piling is driven deep into the lakebed and supports such platforms. The Company is also capable of building bridges, docks, jetties and mooring or breasting dolphins. The Company's marine fleet includes pile driving barges, derrick barges and other vessels which support marine construction operations.

  Construction services contributed 56%, 29% and 31%, respectively, of the Company's contract revenues in 1993, 1994 and 1995.

 Engineering Services

  The Company provides engineering, project management and material procurement services to the oil and gas industry and government agencies. To complement its engineering services, the Company also provides a full range of field services, including surveying, right-of-way acquisition, material receiving and control, construction inspection and facilities startup assistance. Such services are furnished to a number of oil and gas industry and government clients on a stand-alone basis; and, in addition, are provided as part of engineering, procurement and construction contracts undertaken by the Company.

  The Company specializes in providing engineering services to assist clients in constructing or expanding pipeline systems, compressor stations, pump stations, fuel storage facilities and field gathering and production facilities. Through experience, the Company has developed expertise in addressing the unique engineering issues involved with pipeline systems and associated facilities to be installed where climatic conditions are extreme, where areas of environmental sensitivity must be crossed, where fluids which present extreme health hazards must be transported and where fluids which present technical challenges regarding material selection are transported.

  Climatic Constraints. In the design of pipelines and associated facilities to be installed in harsh environments, special provisions for metallurgy of materials and foundation design must be addressed. The Company is experienced in designing pipelines in arctic conditions, where permafrost and extremely low temperatures are prevalent, and in desert conditions, mountainous terrain and swamp.

  Environmental Impact of River Crossings. The Company has considerable capability in designing pipeline crossings of rivers and streams in such a way as to minimize environmental impact. The Company possesses expertise to determine the optimal crossing techniques (e.g., open cut, directionally drilled or overhead) and to develop site specific construction methods to minimize bank erosion, sedimentation and other environmental impacts.

  Seismic Design and Stress Analysis. Company engineers are experienced in seismic design of pipeline crossings of active faults and areas where liquefaction or slope instability may occur due to seismic events. They also carry out specialized stress analyses of piping systems that are subjected to expansion and contraction due to temperature changes, as well as loads from equipment and other sources.

  Hazardous Materials. Special care must be taken in the design of pipeline systems transporting sour gas. Sour gas presents not only challenges regarding personnel safety (hydrogen sulfide leaks can be extremely hazardous), but material must be specified to withstand extremely corrosive conditions.

  Hydraulics Analysis for Fluid Flow in Piping Systems. The Company employs engineers with the specialized knowledge necessary to address properly the effects of both steady state and transient flow conditions for a wide variety of fluids transported by pipelines (natural gas, crude oil, refined petroleum products, natural gas liquids, carbon dioxide and water). This expertise is important in optimizing the capital costs of pipeline projects where pipe material costs typically represent a significant portion of total project capital costs.

  Natural Gas Transmission Systems. The expansion of the natural gas transportation network in the United States in recent years has been a major contributor to the engineering business of the Company. The Company believes it has established a strong position as a leading supplier of engineering services to natural gas pipeline transmission companies in the United States. Since 1988, Willbros has provided, or is providing, engineering services for seven major natural gas pipeline projects in the United States, totaling more than 3,300 miles (5,400 kilometers) of large diameter pipe for new systems and expansions of existing systems. During this same period, Willbros was also the engineering contractor for 15 compressor stations (or additions to existing stations) for six clients.

  Liquids Pipelines and Storage Facility Design. Since the 1970's, when Willbros engineered a number of crude oil and refined petroleum products systems in the United States, Colombia, Nigeria, Iran and Peru, Willbros has become recognized for its expertise in the engineering of systems for the storage and transportation of petroleum products and crude oil. More recently, the Company has been responsible for the engineering of a major expansion of a products pipeline system in the United States, involving 395 miles (640 kilometers) of pipeline in New Mexico and Texas. Currently, the Company is providing project management, engineering and field services for a major expansion of a crude oil system in Wisconsin and Illinois, involving over 450 miles (725 kilometers) of large diameter pipeline to serve the upper midwest refineries with Canadian crude oil.

  U.S. Government Services. Since 1981, Willbros has established its position with U.S. government agencies as a leading engineering contractor for jet fuel storage and aircraft fueling facilities, having performed the engineering for major projects at seven U.S. military bases including three air bases outside the U.S. The award of these projects was based on contractor experience and personnel qualifications.

  Design of Peripheral Systems. The Company's expertise extends to the engineering of a wide range of project peripherals, including various types of support buildings and utility systems, power generation and electrical transmission, communications systems, fire protection, water and sewage treatment, water transmission, roads and railroad sidings.

  Material Procurement. Because material procurement plays such a critical part in the success of any project, the Company maintains an experienced staff to carry out material procurement activities. Material procurement services are provided to clients as a complement to the engineering services performed for a project. On engineering, procurement and construction contracts undertaken by the Company, material procurement is especially critical to the timely completion of construction. The Company maintains a computer-based material procurement, tracking and control system, which utilizes software enhanced to meet the Company's specific requirements.

  Engineering services contributed 16%, 23% and 15%, respectively, of the Company's contract revenues in 1993, 1994 and 1995.

 Specialty Services

  The Company provides a wide range of support and ancillary services related to the construction, operation, repair and rehabilitation of pipelines. Frequently, such services require the utilization of special equipment which is costly and requires operating expertise. Due to the initial equipment cost and operating expertise required, many companies contract for the use of such special equipment and experienced personnel. The Company owns and operates a variety of the special equipment that is used to support construction projects and to provide a wide range of oilfield services. The following is a description of the primary types of specialty services.

  Dredging. The Company conducts dredging operations on its own projects and as a subcontractor for other companies. Dredging equipment is required to pump sand to establish a land location in a swamp and to excavate trenches for pipelines in swamps or offshore locations and for river crossings. Dredging equipment is also used to maintain required depth of navigation channels for barges and other water craft. This maintenance dredging is often performed on annual or multi-year contracts. The Company owns a fleet of dredges, including cutter suction dredges and grab dredges, which are routinely used in Nigeria and can be readily deployed to other projects in the region.

  Pipe Coating. The Company owns and operates coating equipment which applies a variety of protective anti-corrosion coatings to the external surface of line pipe. The external coating is required to protect buried pipe in order to mitigate external corrosion.

  Concrete Weight Coating. Pipelines installed in wetlands or marine environments must be heavy enough to offset the buoyancy forces on the buried pipeline to keep the pipeline from floating out of the ditch. The most effective method of achieving the required negative buoyancy is concrete coating applied over the anti-corrosion coating to a calculated thickness. The Company owns and operates a facility in Nigeria to apply concrete weight coating to line pipe.

  Pipe Double Jointing. Large diameter pipe for onshore pipeline projects is normally manufactured in 40 foot (12 meter) nominal lengths (joints) to facilitate ocean transportation. On long distance, large diameter pipeline projects, it is usually economical to weld two joints into an 80 foot (24 meter) double joint at a location or locations along the pipeline route. This technique reduces the amount of field welding by 50%, and, because welding is often the critical operation, it may accelerate construction of the pipeline. The double joint welds are made with a semi-automatic submerged arc welding process which produces high quality and consistent welds at lower costs than field welding. The Company owns two transportable self-contained double joint plants which can handle 24 inch to 48 inch pipe and are used on both domestic and international projects.

  Piling. The Company's subsidiary in Venezuela specializes in the fabrication and installation of 36 inch concrete piles up to 220 feet (67 meters) in length. These piles are used to construct marine facilities such as drilling platforms, production platforms, bridges, docks, jetties and mooring or breasting dolphins. The Company also owns barges and pile driving equipment to install piles in Venezuela and Nigeria.

  Marine Heavy Lift Services. The primary equipment used for oil and gas production facilities is usually manufactured on skids at the vendor's shop and transported to the production site by ocean-going water craft. The Company owns a variety of heavy lift barges and tugs to transport such equipment from the receiving country port to the production location and to install the equipment on the platforms. Other services include marine salvage and dry-dock facilities for inland water barges.

  Transport of Dry and Liquid Cargo. Exploration and production operations in marine environments require logistical support services to transport a variety of liquid and dry cargo to the work sites. The Company owns and operates a diversified fleet of marine equipment to provide transportation services to support these operations in Nigeria and Venezuela.

  Rig Moves. Derricks used for drilling oil and gas wells and for well work-overs require heavy transportation equipment to move such equipment and tanks and storage vessels between well locations. The Company owns a fleet of heavy trucks and trailers and provides transportation services to move rigs for clients in Oman and Venezuela.

  Pipeline Rehabilitation Services. The Company and BG Inspection Services, Inc., the U.S. pipeline inspection unit of British Gas plc, have executed a Joint Development Agreement to pursue pipeline repair and rehabilitation projects in North, Central and South America. The joint effort will promote the utilization of the British Gas developed "epoxy-filled repair sleeve" and will offer a full range of related pipeline rehabilitation services related to the oil and gas industry, including inspection, assessment and rehabilitation construction services. This repair technique permits permanent repairs to be made to a pipeline without cutting sections of pipe from the pipeline and without interruption of service. The Company and British Gas have also used this rehabilitation procedure for a client in Oman on approximately 790 miles (1,275 kilometers) of 6 inch through 38 inch crude oil and natural gas pipelines.

  Maintenance and Repair Services. The Company provides a wide range of other services including mechanical, electrical, instrumentation, civil works, road maintenance and provision of camp services for operating personnel associated with operation and maintenance of oil and gas gathering systems and production equipment.

  Specialty services contributed 28%, 48% and 54%, respectively, of the Company's contract revenues in 1993, 1994 and 1995.

GEOGRAPHIC REGIONS

  The Company currently operates in the following geographic regions: Africa, Asia, the C.I.S., the Middle East, North America and South America.

  The following table reflects the Company's contract revenues by geographic region for 1993, 1994 and 1995.

                                           YEAR ENDED DECEMBER 31,
                              --------------------------------------------------
                                    1993             1994             1995
                              ---------------- ---------------- ----------------
                               AMOUNT  PERCENT  AMOUNT  PERCENT  AMOUNT  PERCENT
                              -------- ------- -------- ------- -------- -------
                                        (DOLLAR AMOUNTS IN THOUSANDS)
Africa....................... $ 87,215    41%  $ 68,908    47%  $ 95,972    43%
Asia.........................       --    --         --    --     29,728    13
C.I.S. ......................    4,851     2        540     1      1,283     1
Middle East..................   60,006    29     23,469    16     21,870    10
North America................   57,939    28     48,061    33     52,100    24
South America................       --    --      4,738     3     19,553     9
                              --------   ---   --------   ---   --------   ---
                              $210,011   100%  $145,716   100%  $220,506   100%
                              ========   ===   ========   ===   ========   ===

See Note 13 to the Consolidated Financial Statements included elsewhere in this Prospectus for additional information about the Company's operations in these geographic regions.

 Africa

  Willbros began serving the petroleum industry in Nigeria in 1962, when it was selected to construct the TransNiger Pipeline System, and has maintained a continuous operating presence in Nigeria since that time. Willbros has also completed a number of major projects in other African countries including Algeria, Libya, Egypt, Morocco and Gabon, the most recent being the Peace Vector Project for the U.S. Army Corps of Engineers in Egypt, which involved procuring materials for an air base to support F-16 aircraft and providing onsite technical assistance to Egyptian contractors building the base. The Company has formed an Egyptian limited liability company and has established a business development office in Cairo to pursue work prospects in Egypt.

  The Company has management staff resident in Africa, assisted by engineers, managers and craftsmen with extensive African experience, capable of providing construction expertise, repair and maintenance services, dredging operations, pipe coating and engineering support. Strong local relationships have enabled Willbros to satisfy the varied needs of its clientele in the region.

  The Company's activities in Nigeria are directed from a fully staffed operational base near Port Harcourt. This 60 acre compound includes office and living facilities, equipment and vehicle repair shops, a marine jetty and warehouses for both Company and client materials and spare parts. Customized computer systems are utilized for payroll and personnel, accounting, estimating, cost and progress control, inventory control, maintenance management and the health, safety and environmental program. The Company has diversified its range of services by adding dredging and pipe coating expertise. Having diverse yet complementary capabilities has often given the Company a competitive advantage on projects which contain several distinct work elements within the project's scope of work. For example, the Company is the only contractor operating in the Nigerian oil and gas sector capable, on its own, of executing a pipeline construction project, which requires yard coating of line pipe, installation of major water crossings and both swamp and cross country segments of pipeline.

  The Company's current backlog in Nigeria includes the construction of a 24 inch pipeline crossing of the Escravos River for NNPC, contracts with Shell to provide dredging services and swamp flowline maintenance services, a swamp pipeline construction contract and various pipe coating services related to Shell, Chevron and NNPC projects.

  The Company believes that there will be significant opportunities to expand its business in Africa, particularly through the development of natural gas projects. There are large reserves of natural gas in West Africa, extending from Ivory Coast to Angola, which are potentially exploitable. Depending upon the world market for natural gas and the availability of financing, the amount of potential new work could be substantial. The Company intends to maintain its presence in the region and seeks to increase its share of available work. The Company is currently monitoring major work prospects in Cameroon, Chad, Egypt, Nigeria and Tanzania. The Company anticipates submitting bids for these prospects.

 Asia

  In an effort to take advantage of the rapidly growing economies in Asia, the Company has identified this region as a priority target market for geographic expansion. In March 1995, the Company established an office in Jakarta, Indonesia, to pursue potential major projects in Asia. In October 1995, the Company entered into a cooperation agreement with a major Japanese trading company providing for the joint development of projects in Indonesia, Malaysia and Thailand. The Company is currently constructing, bidding, or developing projects in Australia, China, Indonesia, Malaysia, Pakistan, the Philippines, Thailand and Vietnam.

  In January 1995, Pak-Arab Refinery, Ltd. awarded the Company two contracts, one for the supply of project materials and the other for the engineering and construction of the MFM Pipeline Extension Project in Pakistan. The project scope includes 225 miles (365 kilometers) of 18 and 16 inch petroleum products pipeline commencing at Mahmood Kot and ending at Machhike. In May 1995, the Company was awarded an additional part of the MFM project which consists of the expansion of an existing terminal at Mahmood Kot (including 267,000 barrels of storage capacity), addition of a new terminal and pump station at Faisalabad (including 270,000 barrels of storage), addition of a storage terminal at Machhike (including 443,000 barrels of storage) and design of a future pump station at Kot Bahadur Shah. The Company has established a project office in Lahore, Pakistan, to manage these projects.

 Commonwealth of Independent States (C.I.S.)

  The C.I.S. contains vast reserves of oil and gas. The oil reserves contained in the Tengiz Field, the largest field to be served by the planned Caspian Crude Oil Export Pipeline System (the "CPC Pipeline System"), and the gas reserves contained in the Bovanenkovskoye Field, the anchor field on the gas-rich Yamal peninsula, are each generally recognized to be among the largest in the world. These are but two of many fields which are candidates for significant exploration and production investments. Many of the Company's clients are major oil and gas companies who are candidates to participate in the development of energy resources in the C.I.S. The Company is prepared to offer its support services to such clients.

  Willbros' activities in this region date back to 1976, when Willbros was the technical leader of a consortium which was awarded a major contract to design and supply six modularized gas turbine compressor stations, housing 42 compressor units with a total capacity of 726,000 horsepower, for the Urengoy to Chelyabinsk 56 inch gas pipeline system in western Siberia. Since the completion of the project in 1979, contacts and relationships have been maintained with personnel throughout the Russian oil and gas sector, including members of various technical institutes. To compete in the Russian market, the Company has established an Accredited Representative Office in Moscow, as well as a Russian joint stock company.

  In 1992, the Company was selected to perform the project development of the CPC Pipeline System designed to transport oil from the Tengiz field in Kazakstan approximately 930 miles (1,500 kilometers) to Russia's Black Sea oil terminal at Novorossiysk. The project is principally owned by the governments of Russia, Kazakstan and Oman. In late 1993, this development effort was completed with the submission of a full set of turnkey contract documents to the project sponsors, who subsequently decided to build the system in two phases. Recently, a Willbros-led joint venture was selected for exclusive negotiations regarding a turnkey contract for Phase I of the CPC Pipeline System, which includes a new pump station near Kropotkin, Russia, approximately 155 miles (250 kilometers) of 40 inch pipeline, a 1.5 million barrel tank farm, a tanker loading facility on the Black Sea, and up to 2 miles (3 kilometers) of 36 inch submarine pipeline. A Memorandum of Agreement has been executed, pursuant to which the Company is carrying out certain engineering work. Until ownership interests have been finalized, it is unlikely that a contract for Phase I of the project will be awarded.

  In 1995, the Company was awarded a contract by Transneft, the Russian oil pipeline monopoly, to perform pipeline routing studies and other project development activities related to the Baltic Crude Oil Export System. This proposed multi-billion dollar project originated in a Conceptual Development Plan submitted by the Company to Transneft in February 1995. Recently, Transneft appointed the Company as its technical and financial advisor on a project to upgrade and reverse the flow of the Russian sector of the Baku to Tikhoretsk oil pipeline system to carry a minimum of 36.5 million barrels annually of export crude oil from Azerbaijan.

  In February 1996, the Company established a formal business alliance with Giprotruboprovod, a design company based in Moscow which is a subsidiary of Transneft. The two companies will cooperate to offer joint technical services to international as well as Russian companies in respect of pipelines and related facilities. The Company believes that this alliance will enhance its long term prospects in the C.I.S. and that it is well positioned to increase its presence and its level of activity in the C.I.S.

 Middle East

  Willbros operations in the Middle East date back to 1948. It has worked in most of the countries in the region, with particularly heavy involvement in Iran, Kuwait, Oman and Saudi Arabia. In Iran, Willbros designed or constructed a substantial portion of the pipelines and related facilities that exist today. Currently, the Company has ongoing operations in Oman, where Willbros has been active for more than 30 years.

  The Company maintains a fully staffed facility in Oman with equipment repair facilities and spare parts on site and offers construction expertise, repair and maintenance services, engineering support, oil field transport services, materials procurement and a variety of related services to its clients. Current operations in Oman include a multi-year Mechanical Services Contract and a pipeline maintenance program for Petroleum Development Oman ("PDO"). Work carried out in Oman during 1995 included ongoing pipeline maintenance, mechanical services and flowline work for Occidental of Oman and PDO. A recent major project completed in Oman involved engineering, procurement and construction services on a turnkey contract for a gas injection facility in Occidental of Oman's Safah Field. The project included facilities for gas dehydration, gas compression, injection gas metering, electrical power generation and associated support utilities and buildings.

  During 1992 and 1993, following the Gulf War, the Company carried out a significant program of gathering line replacement in Kuwait to help Kuwait Oil Company restore its production capacity. Willbros has since established a local company and has a base of operations, including an inventory of equipment, from which it can offer additional services.

  The Company is aggressively pursuing business opportunities throughout the Middle East and is currently bidding work or monitoring prospects in Abu Dhabi, Kuwait, Oman, Qatar, Saudi Arabia and Yemen.

 North America

  Willbros has provided services to the U.S. oil and gas industry for more than 80 years. The Company is recognized as an industry leader in the United States, for providing state-of-the-art engineering and construction services. The Company maintains a staff of experienced management, construction, engineering and support personnel in the United States.

  Among Willbros' significant achievements in the United States are (a) the construction of the two northernmost segments of the Trans-Alaskan Pipeline System (1974-76), which consisted of a 225 mile (365 kilometer) crude oil pipeline and a 140 mile (225 kilometer) fuel gas pipeline, (b) a joint venture to build the All American Pipeline System (1984-86), a 1,240 mile (1,995 kilometer) heated crude oil pipeline with 23 pumping and heating stations, and
(c) Willbros involvement in nine of the ten largest gas pipeline projects undertaken in the United States since 1988. The Company was a construction contractor on the Pacific Gas & Electric-PGT pipeline expansion project in Oregon and the Tuscarora Gas Transmission project in Nevada and California. Willbros provided engineering services for the Great Lakes Gas Transmission Company's system expansion, the Kern River Gas Transmission System, the Northwest Pipeline System expansion, the NorAm Line AC pipeline project and the Florida Gas pipeline project. During the same period, Willbros was the engineering contractor for 15 compressor stations or station expansions, on behalf of six different clients in the United States. Currently, the Company is providing engineering services for the Northern Border pipeline extension and the Portland Natural Gas Transmission Project in New England.

  On a recent notable project, the Company was selected to provide engineering services for the largest grass roots crude oil storage facility built in the United States in the last decade. The facility, built in Cushing, Oklahoma, for Plains Resources, Inc., consists of tankage with 2.0 million barrels of storage capacity and all related facilities.

  Willbros has also provided significant engineering services to the U.S. Government during the past 15 years, particularly in fuel storage and distribution systems and aircraft fueling facilities. Willbros performed the engineering for major projects on seven U.S. military bases, four of which were located within the United States. In 1984, Willbros was selected by the U.S. Army to act as the systems integration contractor for the Southwest Asia Petroleum Distribution Operational Project. Willbros was responsible for developing and procuring a tactical fuel distribution and storage system to support military operations worldwide. The system was successfully deployed in Saudi Arabia during Operation Desert Storm. Willbros acted as the systems integrator for this project until 1996.

  The Company believes that the United States will continue to be an important market for all of its lines of business. Environmental concerns will likely continue to require careful, thorough and specialized professional engineering and planning for all new facilities within the oil and gas sector. Furthermore, the demand for replacement and rehabilitation of pipelines is expected to increase as pipeline systems in the United States approach the end of their design lives and population trends influence overall energy needs.

 South America

  Willbros' first entry into South America was in Venezuela in 1939. Since then, Willbros has performed numerous major projects in Venezuela and other South American countries, where its accomplishments include the construction of five major pipeline crossings of the Andes Mountains and setting a world altitude record for constructing a pipeline. Willbros' largest project in South America was a $134.0 million turnkey project for the procurement and construction of the Alto Magdalena Crude Oil Pipeline System in Colombia, awarded to Willbros in 1989 and completed in 1990.

  Venezuela, the largest oil producer in South America with production of approximately 2.5 million barrels of oil per day, remains an important market for the Company. In May 1994, the Company completed the acquisition (from an affiliate of Heerema) of CAMSA, a Venezuelan company whose offices, equipment yard and dock facilities are located in the City of Maracaibo on a 15 acre waterfront site on Lake Maracaibo. Approximately 50% of Venezuelan crude oil is produced from beneath Lake Maracaibo. Although the Venezuelan company's primary expertise is in marine construction and the fabrication and installation of 36 inch diameter cylindrical concrete piles up to 220 feet (67 meters) long and platforms for offshore projects, the Company has added onshore equipment to complement the existing marine fleet, enabling CAMSA to compete for both onshore and offshore construction projects, as well as specialty services contracts. This acquisition provides the Company with the ability to furnish marine support services to the oil and gas industry in the Lake Maracaibo area, along the Venezuelan coast, and throughout the Caribbean basin. See "Certain Transactions."

  The Company maintains a fully staffed facility in Maracaibo, with resident management personnel assigned who are responsible for estimating and tendering bids, providing construction expertise, repair and maintenance services, marine related services, engineering support and other needed services. Major clients include international oil companies such as Shell, Occidental Petroleum, and operating subsidiaries of Petroleos de Venezuela S.A., including Maraven, Corpoven and Lagoven.

  In addition to Venezuela, the Company is aggressively pursuing business opportunities throughout South America and is currently bidding work or monitoring prospects in Brazil, Argentina, Bolivia, Peru, Ecuador and Chile. Recent developments involving political changes and privatization efforts in many of the South American countries make this region one of high interest in the immediate future.

BACKLOG

  The Company's backlog (anticipated revenue from the uncompleted portions of existing contracts) was $85.7 million at June 30, 1996. The Company's backlog was $139.4 million, $97.5 million and $76.1 million at December 31, 1995, 1994 and 1993, respectively. The Company includes a contract in its backlog at such time as the contract is awarded or a firm letter of commitment is obtained. The Company believes the backlog figures are firm, subject only to the cancellation and modification provisions contained in various contracts. Historically, a substantial amount of the Company's revenues in a given year have not been reflected in its backlog at the beginning of that year; such revenues may result from contracts of long or short duration entered into during a year as well as from various contractual processes, including change orders, extra work, variations in the scope of work and the effect of escalation or currency fluctuation formulas. These revenue sources are not added to backlog until realization of revenue is assured.

  The following is a breakdown of the Company's backlog by geographic region as of June 30, 1995 and 1996:

                                                 JUNE 30, 1995    JUNE 30, 1996
                                                ---------------- ---------------
                                                 AMOUNT  PERCENT AMOUNT  PERCENT
                                                -------- ------- ------- -------
                                                 (DOLLAR AMOUNTS IN THOUSANDS)
Africa......................................... $ 16,224    9.9% $30,378   35.5%
Asia...........................................   67,002   41.1   24,540   28.6
C.I.S..........................................      --     --       482    0.6
Middle East....................................   42,055   25.8   14,747   17.2
North America..................................   30,489   18.7   15,510   18.1
South America..................................    7,260    4.5      --     --
                                                --------  -----  -------  -----
  Total........................................ $163,030  100.0% $85,657  100.0%
                                                ========  =====  =======  =====

  The $77.3 million decrease in backlog to $85.7 million at June 30, 1996, from $163.0 million at June 30, 1995, is due mainly to work completed on engineering, procurement and construction contracts for the MFM Pipeline Extension Project in Pakistan, work completed and modifications of a speciality services contract in Oman and work completed on the Tuscarora gas transmission pipeline contract in the United States, partially offset by the addition of a contract for the construction of a 24 inch pipeline crossing of the Escravos River for NNPC.

  A substantial percentage of the Company's revenues in past years resulted from contracts entered into during that year or the immediately preceding year. The following table sets forth revenues for the years indicated as a percentage of backlog at the beginning of each such year (dollar amounts in thousands):

                                                            REVENUES FOR
                                                 BACKLOG AT  YEAR ENDED
                                                 JANUARY 1  DECEMBER 31  PERCENT
                                                 ---------- ------------ -------
     1991.......................................  $129,220    $168,875     131%
     1992.......................................   146,734     180,947     123
     1993.......................................   160,565     210,011     131
     1994.......................................    76,066     145,716     191
     1995.......................................    97,493     220,506     226
     Average 1991-95............................  $122,016    $185,211     152%

No assurance can be given that future experience will be similar to historical results in this respect.

COMPETITION

  The Company's primary competitors on construction projects in developing countries include Entrepose (France), Mannesmann (Germany), CCC (Lebanon), Nippon Kokan (Japan), Saipem (Italy), Spie-Capag (France), Techint (Argentina), and Bechtel (U.S.). The Company believes that it is one of the few companies among its competitors possessing the ability to carry out large projects in developing countries on a turnkey basis (engineering, procurement and construction), without subcontracting major elements of the work. As a result, the Company may be more cost effective than its competitors in certain instances.

  The Company has different competitors in different markets. In Nigeria, the Company competes for pipe coating work with Bredero Price (Netherlands), while its dredging competitors include Bos Kalis Westminster (Netherlands), Dredging International (Belgium), Bilfinger & Berger (Germany), Nigerian Dredging & Marine (Netherlands), Phillip Holzmann (Germany) and HBG (Netherlands). In Oman, competitors in oil field transport services include Desert Lines, Al Ahram, Hamdam and TruckOman, all Omani companies; and in construction and the installation of flowlines and mechanical services, the Company competes with Taylor Woodrow Towell (Britain), CCC, Dodsal (India), Saipem, Desert Lines, and Galfar (Oman). In Venezuela, competitors in marine support services include Raymond de Venezuela, Petrolago, Flag Instalaciones and Siemogas, all Venezuelan companies. In Pakistan, major competitors include Saipem and Tekfen (Turkey).

  In the United States, the Company's primary construction competitors on a national basis include Associated, Gregory & Cook, Henkels & McCoy, Murphy Brothers, H. C. Price, Sheehan, and Welded. In addition, there are a number of regional competitors. Primary competitors for engineering services include Bechtel, Brown and Root, Gulf Interstate, Marmac, Fluor Daniel Williams Brothers, Mustang Engineering, Stone & Webster, Paragon Engineering, Trigon Engineering and Universal Ensco.

CONTRACT PROVISIONS AND SUBCONTRACTING

  Most of the Company's revenues are derived from construction, engineering and specialty services contracts. The Company enters into four basic types of construction contracts: firm fixed-price or lump-sum fixed-price contracts providing for a single price for the total amount of work or for a number of fixed lump sums for the various work elements comprising the total price; unit-price contracts which specify a price for each unit of work performed; time and materials contracts under which personnel and equipment are provided under an agreed schedule of daily rates with other direct costs being reimbursable; or a combination of the above (for example, lump sums for certain items and unit rates for others).

  The Company enters into three types of engineering contracts: firm fixed-price or lump-sum fixed-price contracts; time and materials contracts pursuant to which engineering services are provided under an agreed schedule of hourly rates for different categories of personnel, and materials and other direct costs are reimbursable; and cost-plus-fee contracts, common with U.S. government clients under which income is earned solely from the fee received. Cost-plus-fee contracts are often used for material procurement services.

  Specialty services contracts generally are unit-price contracts which specify a price payable per unit of work performed (e.g., per cubic meter, per lineal meter, etc.). Such contracts usually include hourly rates for various categories of personnel and equipment to be applied in cases where no unit price exists for a particular work element. Under a services contract, the client is typically responsible for supplying all materials; a cost-plus-percentage-fee provision is generally included in the contract to enable the client to direct the contractor to furnish certain materials.

  The Company usually obtains contracts through competitive bidding or through negotiations with long-standing clients. The Company is typically invited to bid on projects undertaken by its clients who maintain approved bidder lists. Bidders are pre-qualified by virtue of their prior performance for such clients, as well as their experience, reputation for quality, safety record, financial strength and bonding capacity.

  In evaluating bid opportunities, the Company considers such factors as the client, the geographic location and the difficulty of the work, the Company's current and projected workload, the likelihood of additional work, the project's cost and profitability estimates, and the Company's competitive advantage relative to other likely bidders. The Company uses a computer-based estimating system. The bid estimate forms the basis of a project budget against which performance is tracked through a project cost system, enabling management to monitor projects effectively. Project costs are accumulated weekly and monitored against billings and payments to facilitate cash flow management on the project.

  All U.S. government contracts and many of the Company's other contracts provide for termination of the contract for the convenience of the client. In addition, many contracts are subject to certain completion schedule requirements with liquidated damages in the event schedules are not met as the result of circumstances within the control of Willbros. The Company has not been materially adversely affected by these provisions in the past.

  The Company acts as prime contractor on a majority of the construction projects it undertakes. In its capacity as prime contractor and when acting as a subcontractor, the Company performs most of the work on its projects with its own resources and typically subcontracts only such specialized activities as hazardous waste removal, non-destructive inspection, tank erection, catering and security. In the construction industry, the prime contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, the Company is subject to the risk associated with the failure of one or more subcontractors to perform as anticipated. The Company has not incurred any significant loss or liability on work performed by subcontractors to date.

EMPLOYEES

  The Company believes its employees are its most valuable asset and that their loyalty, productivity, pioneering spirit, work ethic and strong commitment in providing quality services have been crucial elements in the successes Willbros has achieved on numerous projects in remote, logistically challenging locations around the world.

  At June 30, 1996, the Company employed a multi-national work force of approximately 4,050 persons, over 80% of whom are citizens of the respective countries in which they work. Although the level of activity may vary from year to year, Willbros has maintained an average work force of approximately 2,590 over the past five years. The minimum employment during that period has been 1,770 and the maximum 4,140. At June 30, 1996, approximately 1,578 of the Company's employees were covered by collective bargaining agreements. The Company believes its relations with its employees are good.

  The following table sets forth an approximate breakdown of the Company's employees as of June 30, 1996.

                                                               NUMBER
                                                            OF EMPLOYEES PERCENT
                                                            ------------ -------
   Nigeria.................................................    1,290        32%
   Oman....................................................      980        24
   Pakistan................................................      780        20
   Venezuela...............................................      440        11
   U.S. Construction.......................................       20         -
   U.S. Engineering........................................      440        11
   U.S. Administration.....................................       80         2
   Other Countries.........................................       20         -
                                                               -----       ---
                                                               4,050       100%
                                                               =====       ===

EQUIPMENT

  The Company owns and maintains a fleet of generally standardized construction, transportation and support equipment and spare parts. In 1994 and 1995, expenditures for capital equipment and spare parts were $7.2 million and $18.9 million, respectively. In addition, during 1994, the Company acquired $4.6 million of equipment in connection with the acquisition of CAMSA in Venezuela. At June 30, 1996, the Company's net book value of property, plant, equipment and spare parts was $55.4 million. An estimated breakdown of the Company's major capital equipment at December 31, 1995, is as follows: heavy construction equipment, 690 units; transportation equipment, 890 units; and support equipment, 3,300 units.

  The Company believes the ownership of equipment is preferable to leasing to ensure the equipment is available as needed. In addition, such ownership has historically resulted in lower equipment costs. The Company attempts to obtain projects that will keep its equipment fully utilized in order to increase profitability. All equipment is subject to scheduled maintenance to maximize fleet readiness. The Company has maintenance facilities at Port Harcourt, Nigeria; Azaiba, Oman; Maracaibo, Venezuela; and Broken Arrow, Oklahoma; as well as temporary site facilities on major jobs to minimize downtime.

FACILITIES

  The Company owns a 14 acre equipment yard/maintenance facility and an adjoining 39 acre undeveloped industrial site at Broken Arrow, Oklahoma, a short distance from Tulsa, Oklahoma. The Company also owns a 4.1 acre commercial building site in Tulsa, which is currently for sale. In Venezuela, the Company's offices and construction facilities are located on 15 acres of land, which it owns, on the shores of Lake Maracaibo. The Company leases all other facilities used in its operations, including corporate offices in Panama; administrative and engineering offices in Tulsa, Oklahoma, and Houston, Texas; and various office facilities, equipment sites and expatriate housing units in England, Nigeria, Oman, Pakistan, Russia, Egypt, Kuwait, Saudi Arabia and Indonesia. The aggregate lease payments made by the Company for its facilities were $1.9 million in both 1994 and 1995.

INSURANCE AND BONDING

  The Company maintains workers' compensation, employers' liability, general liability, directors' and officers' liability, automobile liability, aircraft liability, marine liability and excess liability insurance to provide benefits to employees and to protect the Company against claims by third parties. Such insurance is underwritten by A+ or better rated insurance companies (AM Best rating as to claims paying ability) and, when possible, in loss-sensitive plans with return premiums for favorable loss experience. The Company also maintains physical damage insurance covering loss of or damage to Company property on a worldwide basis, with special insurance covering loss or damage caused by political or terrorist risks in locations where such coverage is deemed prudent. Formal risk management and safety programs are maintained, which have resulted in favorable loss ratios and cost savings. The Company believes its risk management, safety and insurance programs are adequate to meet its needs.

  The Company is often required to provide surety bonds guaranteeing its performance and/or financial obligations. The amounts of bonding available depend upon experience and reputation in the industry, financial condition, backlog and management expertise, among other factors. The Company maintains relationships with two top-rated surety companies to provide surety limits.

LEGAL PROCEEDINGS

  The Company is a party to a number of legal proceedings. The Company believes that the nature and number of these proceedings are typical for a firm of its size engaged in the Company's type of business and that none of these proceedings is material to the Company's financial position.

GOVERNMENT REGULATIONS

 General

  Many aspects of the Company's operations are subject to government regulations in the countries in which the Company operates, including those relating to currency conversion and repatriation, taxation of its earnings and earnings of its personnel, its use of local employees and suppliers. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and laws and regulations relating to the oil and gas industry generally. The ability of the Organization of Petroleum Exporting Countries to meet and maintain production targets also influences the demand for the Company's services. The adoption of laws and regulations by countries in which the Company operates, curtailing exploration and development drilling for oil and gas for economic and other policy reasons, could adversely affect the Company's operations by limiting demand for its services. The Company's operations are also subject to the risk of changes in foreign and domestic laws and policies which may impose restrictions on the Company, including trade restrictions, which could have a material adverse effect on the Company's operations. Other types of government regulation which could, if enacted or implemented, adversely affect the Company's operations include expropriation or nationalization decrees, confiscatory tax systems, primary or secondary boycotts directed at specific countries or companies, embargoes, extensive import restrictions or other trade barriers, mandatory sourcing rules and unrealistically high labor rate and fuel price regulation. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in, or new interpretations of, existing regulations.

 Environmental

  The Company's operations are subject to numerous environmental protection laws and regulations which are complex and stringent. The Company regularly works in and around sensitive environmental areas such as rivers, lakes and wetlands. Significant fines and penalties may be imposed for non-compliance with environmental laws and regulations, and certain environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. In addition to potential liabilities that may be incurred in satisfying these requirements, the Company may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may expose the Company to liability arising out of the conduct of operations or conditions caused by others, or for the acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The Company is not aware of any non-compliance with any environmental law that could have a material adverse effect on the Company's business or operations.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY PERSONNEL

  The following table sets forth certain information regarding the directors, executive officers and key personnel of the Company.

     NAME                       AGE                  POSITION
     ----                       ---                  --------
Larry J. Bump..................  56 Director, Chairman of the Board of
                                     Directors, President, Chief Executive
                                     Officer and Chief Operating Officer
Melvin F. Spreitzer(1).........  58 Director, Executive Vice President, Chief
                                     Financial Officer and Treasurer
Gary L. Bracken................  59 Vice President; President and Chief
                                     Executive Officer of Willbros Engineering
                                     & Construction Limited
M. Kieth Phillips..............  54 Vice President; President, Chief Executive
                                     Officer and Chief Operating Officer of
                                     Willbros International, Inc.
James R. Beasley...............  53 President, Chief Executive Officer and
                                     Chief Operating Officer of Willbros
                                     Engineers, Inc.
John N. Hove...................  48 General Counsel and Secretary
David L. Kavanaugh.............  48 Senior Vice President of Willbros
                                     International, Inc.
Steve W. Shores................  46 Senior Vice President of Willbros
                                     Engineers, Inc.
Joel M. Gall...................  47 Vice President of Willbros International,
                                     Inc.
Arthur J. West.................  52 Vice President of Willbros International,
                                     Inc.
Adrian P. Wright...............  51 Vice President of Willbros International,
                                     Inc.
Jack W. Jones..................  59 Vice President of Willbros Engineers, Inc.
Robert L. Walker...............  64 Vice President and Chief Operating Officer
                                     of Willbros Energy Services Company
Harold A. Weller...............  59 Vice President of Willbros Engineering &
                                     Construction Limited
Carlos A. Atik.................  33 General Manager of Willbros Construction &
                                     Engineering--Egypt, L.L.C.
Monica M. Bagguley.............  55 Director of Willbros (Overseas) Limited
Gordon D.M. Bishop.............  44 General Manager of Willbros Middle East,
                                     Inc.--Pakistan Branch
Jack F. Furrh, Jr..............  56 General Manager of The Oman Construction
                                     Company, LLC
G. Patrick Riga................  41 General Manager of Constructora CAMSA, C.A.
James K. Tillery...............  38 Managing Director of Willbros (Nigeria)
                                     Limited
Guy E. Waldvogel(1)(2)(3)......  59 Director
Bryan H. Lawrence(2)(3)........  54 Director
Peter A. Leidel(1)(2)(3).......  40 Director

- --------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.
(3) Member of Stock Plan Committee.

  LARRY J. BUMP joined Willbros in 1977 as President and Chief Operating Officer and was elected to the Board of Directors. He was named Chief Executive Officer in 1980 and elected Chairman of the Board of Directors in 1981. He served as Chairman of the Board of Directors and Chief Executive Officer of Heerema Holding Company, Inc. ("HHC"), a major marine engineering, fabrication and installation contractor, the parent corporation of Heerema, in Geneva, Switzerland, from 1985 to 1988 while he continued his duties with Willbros. Mr. Bump continues to serve as a Director of HHC and Heerema. He has over 32 years international experience in pipeline construction and contracting industries, all of which were in management positions.

  MELVIN F. SPREITZER joined Willbros in 1974 as Controller and was elected Vice President of Finance in 1978. He was elected Executive Vice President, Chief Financial Officer and Treasurer in 1987, and a Director in 1992. He was also Secretary from 1987 to 1996. He has over 20 years of corporate finance experience and is responsible for all phases of financial management of the Company.

  GARY L. BRACKEN joined Willbros in 1960 as an engineer and has served the Company for over 33 years, excluding a brief period from 1972 through 1974 when he was employed by another major U.S. pipeline contractor. He rejoined Willbros in 1975 and was promoted to Vice President in 1978. He was elected Executive Vice President of Willbros Energy Services Company ("WESCO") in 1982 and served as its President from 1988 to 1990. In 1990, Mr. Bracken was elected Chairman of the Board of Directors and Chief Executive Officer of Willbros Engineers, Inc. ("WEI") and served in those capacities through 1992. In late 1992, he was elected President and Chief Executive Officer of Willbros Engineering & Construction Limited ("WECL").

  M. KIETH PHILLIPS joined Willbros in 1978 as Vice President. He was elected Vice President of Willbros International, Inc. ("WII") in 1979 and was promoted to Senior Vice President of WII in 1980, Executive Vice President of WII in 1983, President and Chief Operating Officer of WII in 1988 and Chief Executive Officer of WII in 1990. Most of his more than 28 years experience in the pipeline construction industry has been international and in management positions.

  JAMES R. BEASLEY joined Willbros in 1981 when WEI was acquired. He was elected Vice President of WEI in 1981, Senior Vice President and General Manager of WEI in 1982, President and Chief Operating Officer of WEI in 1986 and Chief Executive Officer of WEI in 1993. Mr. Beasley has more than 25 years of experience in pipeline engineering and operations.

  JOHN N. HOVE became General Counsel of Willbros in 1991. He was elected Secretary of Willbros in 1996. He has more than 24 years experience as a lawyer and has provided legal assistance to Willbros since 1973. Prior to 1991, he was a shareholder in a law firm in Tulsa, Oklahoma, where he concentrated his practice on international business transactions.

  DAVID L. KAVANAUGH joined Willbros in 1977 as an engineer assigned to Saudi Arabia. From 1979 until 1988, he served as Project Engineer and Project Manager in Nigeria. From 1988 to 1991, he managed construction projects in Gabon and Colombia. In 1991, he was elected Vice President of WII, and in 1995 he was promoted to Senior Vice President of operations and business development for WII. Mr. Kavanaugh has over 25 years of pipeline construction experience.

  STEVE W. SHORES joined Willbros in 1981 when WEI was acquired. He was elected Vice President of WEI in 1986 and Senior Vice President of WEI in 1991. Mr. Shores has over 20 years of pipeline engineering experience.

  JOEL M. GALL joined Willbros in 1978 as an Office Manager in the Middle East. He was transferred to Nigeria in 1979 where he served as Administrative Manager, General Manager and Managing Director until 1991 when he was elected Vice President of WII. Since 1994, he has been responsible for business development activities in Southeast Asia. Mr. Gall has over 25 years of experience in the international pipeline construction industry.

  ARTHUR J. WEST joined Willbros in 1962 in North Africa. In 1988, he became Vice President of Willbros Middle East, Inc. ("WMEI") and, in 1992, he was elected Vice President of WII and became responsible for business development and operations for WMEI in the Middle East. Mr. West has over 30 years experience in pipeline construction in the areas of administrative and project management.

  ADRIAN P. WRIGHT joined Willbros in 1973 as an engineer assigned to Algeria. From 1974 until 1982, he served as Project Engineer and Project Manager in Nigeria. From 1982 to 1992, he served as Project Manager in Oman, Colombia and the United States. In 1992, Mr. Wright was elected Vice President of WII, and he is currently responsible for WII's estimating and technical services.

  JACK W. JONES joined Willbros in 1983. He was elected Vice President of WEI in 1991 and was assigned as General Manager of Willbros' Houston office in 1994. Mr. Jones has over 35 years of pipeline engineering experience.

  ROBERT L. WALKER joined Willbros in 1981 as Vice President of U.S. construction operations for WESCO. Prior to joining Willbros, Mr. Walker was in project management on the Trans-Alaskan Pipeline System and was Operations Vice President for a major U.S. contractor. In 1990, he was appointed Chief Operating Officer of WESCO. Mr. Walker has nearly 35 years experience in pipeline construction in the areas of estimating, planning, administration and management.

  HAROLD A. WELLER joined Willbros in 1975. From 1976 to 1979, he was Project Director on a project to design and supply gas compressor stations for a gas pipeline system in western Siberia. In 1979, he left Willbros to join a major gas compressor manufacturer until 1984. Following that he operated a private consulting business until 1991. In 1991, he returned to Willbros as Director of Business Development for Willbros (Overseas) Limited ("WOL"). In 1994, he was elected Vice President of WECL. Mr. Weller has over 35 years experience in the engineering and management of petrochemical, oil refinery and pipeline projects in the oil and gas industry.

  CARLOS A. ATIK joined Willbros in 1991 as an assistant Project Manager in Egypt. He assumed the duties of Project Manager in 1992 and continued in that role until 1995 when he was named General Manager of Willbros Construction & Engineering--Egypt, L.L.C. Mr. Atik has over 11 years of engineering and construction experience in Africa and the Middle East.

  MONICA M. BAGGULEY joined WOL in 1974. Since 1985, she has served as Director of Personnel and Purchasing for WOL. Ms. Bagguley has over 20 years experience in international personnel management and project procurement.

  GORDON D.M. BISHOP joined Willbros in 1976 as Senior Surveyor. He has 19 years experience in pipeline construction at various levels of engineering and project management capacities in Iran, Nigeria and Oman. He is currently Project Manager of a major turnkey pipeline construction project in Pakistan.

  JACK F. FURRH, Jr. joined Willbros in 1981 as Administrative Manager. He left Willbros in 1986 to operate his own business. In 1990, he rejoined the Company as Project Manager and in 1991 he was promoted to General Manager of The Oman Construction Company, LLC. He has over 25 years experience in the energy-related industry in contracts, safety and administrative management.

  G. PATRICK RIGA joined Willbros in 1981 in Oman as a warehouseman. From 1985 to 1988, he served in administrative capacities in Colombia and Ecuador. From 1989 until 1994, he was employed by HDI, a horizontal drilling company. He rejoined the Company in 1994 as Assistant General Manager in Venezuela and, in 1995, was promoted to General Manager of Constructora CAMSA, C.A. Mr. Riga has over 17 years experience in the pipeline industry, including operations, quality control and administrative management.

  JAMES K. TILLERY joined Willbros in 1983 as a field engineer. He has over 15 years experience as an Engineer and Project Manager working in both U.S. and international pipeline construction. In 1995, he was named Managing Director of Willbros (Nigeria) Limited.

  GUY E. WALDVOGEL has been a Director of Willbros since 1990. He has been the Management Consultant of Business and Corporate Strategy of Heerema and HHC since 1990 and also currently serves as Chief Financial Officer and as a director of Heerema. He was formerly Senior Executive Vice President of Societe Generale De Surveillance, a leading international cargo inspection firm. Mr. Waldvogel also serves as a director of Renaissance Group, Inc., Bank Julius Baer (a Swiss public company) and PetitJean S.A. (a French public company).

  BRYAN H. LAWRENCE has been a Director of the Company since 1992. He has been employed by Dillon Read since 1966 and is currently a Managing Director. Mr. Lawrence also serves as a Director of D & K Wholesale Drug, Inc., Hallador Petroleum Company, TransMontaigne Oil Company, Vintage Petroleum, Inc., Benson Petroleum Ltd. (a Canadian public company) and certain non-public companies in the energy industry in which affiliates of Dillon Read hold equity interests.

  PETER A. LEIDEL has been a Director of the Company since 1992. He has been employed continously by Dillon Read since 1983 and is currently a Senior Vice President of Dillon Read.

  Messrs. Bump, Spreitzer, Waldvogel, Lawrence and Leidel currently serve as directors of the Company pursuant to a Stockholders Agreement among certain stockholders of the Company owning a majority of the outstanding shares of Common Stock and Preferred Stock of the Company. This Stockholders Agreement will automatically terminate upon the effectiveness of the Registration Statement of which this Prospectus is a part. It is expected that all of these individuals will continue as directors of the Company following the Offering.

  In May 1996, the Articles of Incorporation of the Company were amended and restated to provide for a classified Board of Directors consisting of three approximately equal classes. The terms of office of those directors in the first class (Messrs. Spreitzer and Leidel) expire in 1997, of those in the second class (Mr. Lawrence) in 1998, and of those in the third class (Messrs. Bump and Waldvogel) in 1999. The directors of the class elected at each annual meeting of stockholders hold office for a term of three years. Following consummation of the Offering, the Company intends to appoint one or more additional non-employee directors to the Board of Directors. Officers are elected annually by, and serve at the discretion of, the Board of Directors.

COMPENSATION OF DIRECTORS

  Members of the Board of Directors, including employee directors, do not currently receive compensation for their services as directors other than reimbursement for expenses incurred in attending meetings. Following the closing of the Offering, the Company intends to pay its non-employee directors an annual retainer of $18,000 plus a fee of $1,000 per meeting for attending meetings of the Board of Directors and any committee thereof. Non-employee directors will automatically receive non-qualified stock options under the Willbros Group, Inc. Director Stock Plan (the "Director Plan") upon or following the effectiveness of the Registration Statement of which this Prospectus is a part. Under the Director Plan, an initial option to purchase up to 5,000 shares of Common Stock will be granted to each existing non-employee director on the date of the effectiveness of the Registration Statement of which this Prospectus is a part and to each new non-employee director on the date such director is elected or appointed to the Board of Directors. Each non-employee director will also receive annually an option to purchase 1,000 shares of Common Stock on the annual anniversary of the date on which such director received an initial option and on each succeeding annual anniversary of such date during the period of such director's incumbency. Upon effectiveness of the Registration Statement of which this Prospectus is a part, Messrs. Waldvogel, Lawrence and Leidel will each receive an option to purchase 5,000 shares of Common Stock plus an option to purchase 1,000 shares of Common Stock for each year of prior service as a director of the Company. The option exercise price of each option granted under the Director Plan is equal to the fair market value of the Common Stock on the date of grant. A total of 125,000 shares of Common Stock is available for issuance under the Director Plan.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has a standing Compensation Committee, Audit Committee, Stock Plan Committee and several other committees.

  The Compensation Committee is composed of Messrs. Leidel, Waldvogel and Spreitzer. The Compensation Committee reviews and takes final action for and on behalf of the Board of Directors with respect to compensation, bonus, incentive and benefit provisions for the officers of the Company and its subsidiaries. The Compensation Committee meets at such times as may be deemed necessary by the Board of Directors or the Compensation Committee. There were two meetings of the Compensation Committee during 1995.

  The recently established Audit Committee is composed of Messrs. Waldvogel, Lawrence and Leidel, all of whom are non-employee directors of the Company. The Audit Committee, which has not convened to date, will recommend to the full Board of Directors the firm to be appointed each year as independent auditors of the Company's financial statements and to perform services related to the completion of such audit. The Audit Committee also has the responsibility to (a) review the scope and results of the audit with the independent auditors, (b) review with management and the independent auditors the Company's interim and year-end financial condition and results of operations, (c) consider the adequacy of the internal accounting, bookkeeping and other control procedures of the Company, and (d) review any non-audit services and special engagements to be performed by the independent auditors and consider the effect of such performance on the auditors' independence. The Audit Committee will also review at least once each year, the terms of all material transactions and arrangements, if any, between the Company and its directors, officers and affiliates.

  The recently established Stock Plan Committee, which has not convened to date, is composed of Messrs. Waldvogel, Lawrence and Leidel, and administers the Company's 1996 Stock Plan. See "--1996 Stock Plan."

  Certain members of the Board of Directors and others also constitute a Retirement Plans Committee and a Medical Plan Committee, which oversee the administration of such plans.

LIMITATIONS ON THE LIABILITY OF DIRECTORS AND INDEMNIFICATION MATTERS

  Article 64 of the General Corporation Law of Panama (the "PGCL") provides that directors shall be liable to creditors of the Company for authorizing a dividend or distribution of assets with knowledge that such payments impair the Company's capital or for making a false report or statement in any material respect. In addition, Article 444 of the Panama Code of Commerce ("Article 444") provides that directors are not personally liable for the Company's obligations, except for liability to the Company and third parties for the effectiveness of the payments to the Company made by stockholders, the existence of dividends declared, the good management of accounting, and in general, for execution or deficient performance of their mandate or the violation of laws, the Articles of Incorporation, the By-laws or resolutions of the stockholders. Article 444 provides that the liability of directors may only be claimed pursuant to a resolution of the stockholders.

  The PGCL does not address the issue as to whether or not a corporation may eliminate or limit a director's, officer's or agent's liability to the corporation. Nevertheless, Arias, Fabrega & Fabrega, Panamanian counsel to the Company, has advised the Company that, as between the Company and its directors, officers and agents, such liability may be released under general contract principles, to the extent that a director, officer or agent, in the performance of his duties to the corporation, has not acted with gross negligence or malfeasance. This release may be included in the Articles of Incorporation or By-laws of the Company or in a contract entered into between the Company and the director, officer or agent. While such a release may not be binding with respect to a third person or stockholder claiming liability under Article 444, in order to claim such liability, a resolution of the stockholders would be necessary, which the Company believes would be difficult to secure in the case of a publicly held company.

  The PGCL does not address the extent to which a corporation may indemnify a director, officer or agent. However, the Company's Panamanian counsel has advised the Company that, under general agency principles, an agent, which would include directors and officers, may be indemnified against liability to third persons, except for a claim based on Article 64 of the PGCL or for losses due to gross negligence or malfeasance in the performance of such agent's duties. The Company's Restated Articles of Incorporation release directors from personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director and authorize the Company's Board of Directors to adopt By-laws or resolutions to this effect or to cause the Company to enter into contracts providing for limitation of liability and for indemnification of directors, officers and agents.

  The Company's Restated By-laws provide for indemnification of directors and officers of the Company to the fullest extent permitted by, and in the manner permissible under, the laws of the Republic of Panama. The Company has also entered into indemnification agreements with each of its directors and officers to provide for the indemnification of, and the advancement of expenses to, the Company's directors and officers to the fullest extent (whether partial or complete) permitted by the laws of the Republic of Panama. The Company also carries directors' and officers' liability insurance to defray costs of a suit or proceeding against an officer or director.

EXECUTIVE COMPENSATION

                          SUMMARY COMPENSATION TABLE

  The following table sets forth certain information with respect to the compensation of the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers, based on salary and bonus earned during fiscal 1995, for services in all capacities to the Company and its subsidiaries during fiscal 1995.

                                                                LONG-TERM COMPENSATION
                                                            -------------------------------
                                   ANNUAL COMPENSATION             AWARDS          PAYOUTS
                               ---------------------------- --------------------- ---------
                                                                       SECURITIES
                                                            RESTRICTED UNDERLYING LONG-TERM
                                               OTHER ANNUAL   STOCK     OPTIONS/  INCENTIVE  ALL OTHER
        NAME AND               SALARY   BONUS  COMPENSATION  AWARD(S)     SARS     PAYOUTS  COMPENSATION
   PRINCIPAL POSITION     YEAR   ($)   ($)(1)     ($)(2)       ($)       (#)(3)      ($)       ($)(4)
   ------------------     ---- ------- ------- ------------ ---------- ---------- --------- ------------
Larry J. Bump...........  1995 328,000 539,223    38,100       -0-       30,000      -0-       6,000
 Chairman, President and
 Chief Executive Officer
Gary L. Bracken.........  1995 197,000 323,855    11,430       -0-        9,000      -0-       9,500
 President of Willbros
 Engineering &
 Construction Limited
M. Kieth Phillips.......  1995 197,000 323,924    11,430       -0-        9,000      -0-       9,500
 President of Willbros
 International, Inc.
Melvin F. Spreitzer.....  1995 175,500 288,456    11,430       -0-        9,000      -0-       9,500
 Executive Vice
 President and Chief
 Financial Officer
James R. Beasley........  1995 129,000  86,094     5,715       -0-        4,500      -0-       9,500
 President of Willbros
 Engineers, Inc.

- --------
(1) Consists primarily of compensation paid under management incentive compensation plans.
(2) Consists of the realizable value (on the date of exercise) of shares of Common Stock purchased upon exercise of non-qualified stock options due to exercise price being below fair market value on the date of grant. Does not include the value of perquisites and other personal benefits because the aggregate amount of such compensation, if any, does not exceed the lesser of $50,000 or 10% of the total amount of annual salary and bonus for any named individual.
(3) Consists solely of options to acquire shares of Common Stock.
(4) Consists of Company contributions to the Company's (a) Investment Plan in the amount of $6,000 each for Messrs. Bump, Bracken, Phillips, Spreitzer and Beasley, and (b) Executive Life Plan in the amount of $3,500 each for Messrs. Bracken, Phillips, Spreitzer and Beasley.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

  The following table sets forth certain information with respect to options granted to the named executive officers of the Company during fiscal 1995. The Company has never granted any stock appreciation rights.

                               INDIVIDUAL GRANTS
- -------------------------------------------------------------------------------
                         NUMBER OF  % OF TOTAL
                         SECURITIES  OPTIONS/                                    POTENTIAL REALIZABLE VALUE
                         UNDERLYING    SARS                 MARKET                 AT ASSUMED ANNUAL RATES
                          OPTIONS/  GRANTED TO               PRICE               OF STOCK PRICE APPRECIATION
                            SARS    EMPLOYEES  EXERCISE OR  ON DATE                  FOR OPTION TERM(3)
                          GRANTED   IN FISCAL  BASE PRICE  OF GRANT  EXPIRATION -----------------------------
      NAME                 (#)(1)      YEAR      ($/SH)    ($/SH)(2)    DATE      0%($)     5%($)    10%($)
      ----               ---------- ---------- ----------- --------- ---------- --------- --------- ---------
Larry J. Bump...........   30,000      15.4       3.83       5.10     11-8-95      38,100    38,100    38,100
Gary L. Bracken.........    9,000       4.6       3.83       5.10     11-8-95      11,430    11,430    11,430
M. Kieth Phillips.......    9,000       4.6       3.83       5.10     11-8-95      11,430    11,430    11,430
Melvin F. Spreitzer.....    9,000       4.6       3.83       5.10     11-8-95      11,430    11,430    11,430
James R. Beasley........    4,500       2.3       3.83       5.10     11-8-95       5,715     5,715     5,715

- --------
(1) Consists solely of options to acquire shares of Common Stock. The options were granted for a term of eight days, subject to earlier termination in certain events related to termination of employment, and were exercisable in full on the date of grant. The option exercise price may be paid in cash or in cash and a promissory note.
(2) The market price of shares of Common Stock has been determined in the past by the Company's Board of Directors considering all relevant factors, including the Company's book value, in accordance with the Company's stock ownership plans.
(3) Potential realizable value illustrates the value that might be realized upon exercise of the options immediately prior to the expiration of their term. The 0% column represents the realizable value on the date of the grant due to the exercise price being below the market price on the grant date. The values in the 5% and 10% columns do not significantly appreciate due to the limited term of the options (which was eight days from the date of grant).

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                         AND FY-END OPTION/SAR VALUES

  The following table sets forth certain information with respect to options exercised by the named executive officers of the Company during fiscal 1995, and the number and value of unexercised options held by such executive officers at the end of the fiscal year. The Company has never granted any stock appreciation rights.

                                                                       VALUE OF UNEXERCISED
                          SHARES             NUMBER OF SECURITIES          IN-THE-MONEY
                         ACQUIRED           UNDERLYING UNEXERCISED    OPTIONS/SARS AT FY-END
                            ON     VALUE   OPTIONS/SARS AT FY-END(#)          ($)(1)
                         EXERCISE REALIZED ------------------------- -------------------------
      NAME                 (#)     ($)(1)  EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
      ----               -------- -------- ----------- ------------- ----------- -------------
Larry J. Bump...........  30,000   38,100      -0-          -0-          -0-          -0-
Gary L. Bracken.........   9,000   11,430      -0-          -0-          -0-          -0-
M. Kieth Phillips.......   9,000   11,430      -0-          -0-          -0-          -0-
Melvin F. Spreitzer.....   9,000   11,430      -0-          -0-          -0-          -0-
James R. Beasley........   4,500    5,715      -0-          -0-          -0-          -0-

- --------
(1) Market value of the underlying securities at exercise date or fiscal year-end, as the case may be, minus the option exercise price.

                              PENSION PLAN TABLE

  The following table sets forth estimated annual lifetime retirement benefits payable to eligible employees (including the persons named in the Summary Compensation Table) under the Company's qualified retirement and non-qualified benefit restoration plans in the specified compensation and years of service classifications following retirement at age 65.

                              ESTIMATED ANNUAL LIFETIME RETIREMENT BENEFITS FOR
   AVERAGE                               YEARS OF SERVICE INDICATED
   ANNUAL                     -------------------------------------------------
  EARNINGS                    15 YEARS  20 YEARS  25 YEARS  30 YEARS  35 YEARS
  --------                    --------- --------- --------- --------- ---------
   $125,000.................. $  33,923 $  45,165 $  56,505 $  67,748 $  79,088
    150,000..................    41,248    54,915    68,705    82,373    96,163
    175,000..................    48,573    64,665    80,905    96,998   113,238
    200,000..................    55,898    74,415    93,105   111,623   130,313
    300,000..................    85,198   113,415   141,905   170,123   198,613
    400,000..................   114,498   152,415   190,705   228,623   266,913
    600,000..................   173,098   230,415   288,305   345,623   403,513

  The years of credited service for the persons named in the Summary Compensation Table as of December 31, 1995, are: Larry J. Bump, 18 years; Gary
L. Bracken, 20 years; M. Kieth Phillips, 17 years; Melvin F. Spreitzer, 21 years; and James R. Beasley, 14 years. Amounts shown in the Pension Plan Table are straight life annuities for years of service classifications listed. The Pension Plan is an "excess" plan and is not offset by receipt of Social Security benefits or any other amounts.

  The Company maintains multiple contributory retirement plans for all eligible employees (excluding nonresident aliens, union members, and certain temporary and contract employees). Participants who retire at age 65 are entitled to receive retirement benefits determined on the basis of a formula reflecting years of credited service multiplied by a percentage of the final average salary. The final average salary is derived from base salary and annual bonus received in the highest-paid five consecutive years during the participant's total years of service with Willbros.

  Benefits are nonforfeitable when a participant completes five years of vesting service. Benefits may commence when a participant reaches the later of Normal Retirement Date (age 65) or the five-year anniversary of the participation date. Reduced benefits may commence upon a participant's attaining age 55 and five years of participation. Multiple joint and survivor benefit options are available to married participants.

  Contributions are made by the Company based on the actuarially determined cost of accrued retirement benefits, subject to statutory limits. Employee contributions are 2% of compensation up to the limit imposed under Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the "Code"). Employee contributions and interest may be distributed upon the participant's request at termination or retirement, resulting in a reduced annuity for vested participants.

  In addition to the qualified retirement plans, the Company maintains an Executive Benefit Restoration Plan ("EBRP") to partially restore retirement benefits to its top five officers. Benefit reductions resulting from statutory limits will be partially replaced in the form of a lump sum benefit, according to the plan, which limits the amount of compensation to be used in calculating the restoration benefit to 150% of the participant's base salary. The Company makes an annual, actuarially calculated contribution to an irrevocable trust for future distributions from the EBRP. The EBRP is administered by the Company's Retirement Plans Committee appointed by the Company's Board of Directors.

1996 STOCK PLAN.

  General. Effective May 21, 1996, the Company established the Willbros Group, Inc. 1996 Stock Plan (the "1996 Plan"), the purpose of which is to strengthen the ability of the Company to attract and retain well-qualified executive and managerial personnel and to encourage stock ownership by such personnel in order to increase their proprietary interest in the Company's success. The 1996 Plan provides for awards to key employees of the Company, including officers and directors who are also employees of the Company. The total amount of Common Stock currently authorized and reserved for issuance under the 1996 Plan is 1,125,000 shares. No awards have been granted under the 1996 Plan.

  The 1996 Plan provides that during any calendar year, no participant may be granted awards with respect to more than 150,000 shares, subject to certain adjustments. The stock issuable under the 1996 Plan may be authorized and unissued shares or treasury shares. If any shares subject to any award are forfeited or payment is made in a form other than shares or the award otherwise terminates without payment being made, the shares subject to such awards will again be available for issuance under the 1996 Plan. In addition, the number of shares deemed to be issued under the 1996 Plan upon exercise of a stock option will be reduced by the number of shares surrendered in payment of the exercise or purchase price of such stock option.

  The 1996 Plan is administered by the Stock Plan Committee of the Board of Directors (the "Committee"). The members of the Committee are not eligible for awards under the 1996 Plan. The Committee is authorized to determine plan participants, the types and amounts of awards to be granted and the terms, conditions and provisions of awards, prescribe forms of award agreements, interpret the 1996 Plan, establish, amend and rescind rules and regulations relating to the 1996 Plan and make all other determinations which may be necessary or advisable for the administration of the 1996 Plan. The Committee has not made a determination as to the number of employees currently eligible for consideration as participants in the 1996 Plan.

  Summary of Awards. The 1996 Plan permits the granting of any or all of the following types of awards: (a) stock options, (b) stock appreciation rights ("SARs"), and (c) restricted stock. Generally, awards under the 1996 Plan are granted for no consideration other than prior and future services. Awards granted under the 1996 Plan may, in the discretion of the Committee, be granted alone or in addition to, in tandem with or in substitution for any other award under the 1996 Plan or other plan of the Company. Such grants could include grants of options after a decline in the market price of the Common Stock in substitution for previously granted options having a higher exercise price.

  Stock options granted pursuant to the 1996 Plan may, at the discretion of the Committee, be either incentive stock options ("ISOs"), within the meaning of Section 422 of the Code, or non-qualified stock options. The exercise price of an ISO may not be less than the fair market value of the Common Stock on the date of grant (or 110 percent of such fair market value in the case of ISOs granted to employees who possess more than 10 percent of the combined voting power of all classes of stock of the Company). In the case of non-qualified stock options, the exercise price shall be as determined by the Committee in its sole discretion, except that it shall not be less than 85 percent of the fair market value of the Common Stock on the date of grant. Options granted pursuant to the 1996 Plan are exercisable in whole or in part at such time or times as may be determined by the Committee, except that ISOs may not be exercised after the expiration of 10 years from the date granted. Generally, options may be exercised by the payment of cash, promissory notes, stock or a combination thereof.

  Any SARs granted under the 1996 Plan will give the holder the right to receive cash or stock in an amount equal to the difference between the fair market value of a share of Common Stock on the date of exercise and the grant price. The grant price of an SAR is determined by the Committee but may not be less than the fair market value of a share of Common Stock on the date of grant. Methods of exercise and settlement and other terms of SARs are determined by the Committee.

  The Committee may award restricted stock, generally consisting of shares which may not be disposed of by participants until certain restrictions established by the Committee lapse. Such restrictions may lapse in whole or in installments as the Committee determines. A participant receiving restricted stock will have all of the rights of a stockholder of the Company, including the right to vote the shares and the right to receive any dividends, unless the Committee otherwise determines. Upon termination of employment during the restriction period, restricted stock will be forfeited, subject to such exceptions, if any, as are authorized by the Committee.

  Awards are not transferable other than by will or the laws of descent and distribution. In the event of any change affecting the shares of Common Stock by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares, or other corporate change or any distributions to Common Stock holders, the Committee may make such substitution or adjustment in the aggregate number or kind of shares which may be distributed under the 1996 Plan and in the number, kind and exercise, grant or purchase price of shares subject to the outstanding awards granted under the 1996 Plan, or make provisions for a cash payment relating to any award, as it deems to be appropriate in order to maintain the purpose of the original grant.

  Amendment to and Termination of the 1996 Plan. The Board of Directors may amend, alter, suspend, discontinue or terminate the 1996 Plan without the consent of stockholders or participants, except that stockholder approval of such action will be sought if such approval is required by any federal or state law or regulation, or if the Board of Directors in its discretion determines that obtaining such stockholder approval is advisable. Unless earlier terminated by the Board of Directors, the 1996 Plan will terminate when no shares remain reserved and available for issuance, and the Company has no further obligation with respect to any award granted under the 1996 Plan.

  Change of Control. In the event of a Change of Control of the Company, as defined in the 1996 Plan, all outstanding awards under the 1996 Plan, regardless of any limitations or restrictions, become fully exercisable and freed of all restrictions.

EMPLOYMENT AGREEMENTS

  Effective January 1, 1996, the Company entered into Employment Agreements with Messrs. Bump, Spreitzer, Phillips and Bracken, which remain in effect until December 31, 1998. Each such employee receives an annual base salary equal to his total annual base salary then in effect, which may be increased, but not decreased, upon direction from the Board of Directors of that employee's employer. Each agreement provides for salary adjustments for cost of living increases; the payment of bonuses at the discretion of such Board of Directors; and the eligibility to participate during calendar years 1996 through 1998 in the Willbros USA, Inc. Management Incentive Plan, dated January 1, 1996. Each agreement contains a confidentiality provision which would be in effect for two years after termination of the employee's employment, as well as a non-competition provision with which the employee's employer has the right to require compliance for two years from the date of termination of employment or retirement. Each agreement also contains change of control provisions whereby if the employee's employment is terminated for any reason within 12 months of the occurrence of a change of control of the Company or if following a change of control of the Company the employee's employment is not continued upon expiration of the current employment agreement term, such employee will be entitled to elect to receive a severance payment equal to the sum of (a) three times his base salary then in effect,
(b) three times the average incentive payment earned for the three years preceding the termination of employment, (c) an early retirement discount reduction, and (d) a tax recovery payment.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1995, Melvin F. Spreitzer, an executive officer of the Company, was a member of the Compensation Committee and participated in deliberations concerning executive officer compensation. The other two members of the Compensation Committee, Guy E. Waldvogel and Peter A. Leidel, are non-employee directors of the Company.

  On September 30, 1993, certain subordinated notes of the Company, in an aggregate principal amount of $10 million, were prepaid in full, and certain warrants which had been issued in connection with such subordinated notes, representing the right to acquire 12,000 shares of the Company's Preferred Stock in the aggregate, were exercised. Such notes and warrants were issued by the Company in 1992 for an aggregate consideration of $10 million cash in order to finance, in part, the purchase of the Company from Heerema and were held by the Yorktown and Concord Investors, which consist of affiliates of Dillon Read, Heerema and certain members of the Company's management, including Mr. Spreitzer. Prior to the effectiveness of the Registration Statement of which this Prospectus is a part, such shares of Preferred Stock will be converted into 360,000 shares of Common Stock. Mr. Waldvogel is a director of Heerema, and Mr. Leidel is a Senior Vice President of Dillon Read.

  On May 25, 1994, a subsidiary of the Company completed the acquisition of CAMSA, a Venezuelan company, from an affiliate of Heerema for a purchase price of $7.3 million in cash. Funding for this acquisition was provided by cash reserves of the Company and no borrowings were utilized. CAMSA is the parent company of Inversiones CAMSA, C.A., which in turn has three operating subsidiaries: Constructora CAMSA C.A.; "ESCA" Equipment Service Compania Anonima; and Pretensado S.A. The Company also received a $2.5 million indemnity from the seller against certain defined items including unrecorded liabilities. Heerema guaranteed the seller's performance under the indemnity. During 1995, pursuant to provisions of the seller's indemnity, the Company received $1.5 million, in consideration for which it released the seller and Heerema from any further liability under the indemnity. The amount received ($1.5 million) was recorded as a reduction of costs. Mr. Waldvogel is a director of Heerema.

  Since January 1, 1993, Mr. Spreitzer, an executive officer of the Company, has been indebted to the Company in amounts in excess of $60,000. The largest amount of such indebtedness outstanding during such period was $143,730. This indebtedness bears no interest and the outstanding balance of such indebtedness as of July 31, 1996, was $143,730. This indebtedness was incurred in connection with the exercise of options to purchase Common Stock and Preferred Stock of the Company.

                             CERTAIN TRANSACTIONS

  On May 25, 1994, a subsidiary of the Company completed the acquisition of CAMSA, a Venezuelan company from an affiliate of Heerema. Mr. Bump is a director of Heerema and HHC, and Mr. Waldvogel is a director of Heerema. See "Management--Compensation Committee Interlocks and Insider Participation."

  Since January 1, 1993, certain executive officers of the Company have been indebted to the Company in amounts in excess of $60,000 under various notes. Such notes were issued to evidence certain loans by the Company to such officers in connection with the purchase of shares of Common Stock and Preferred Stock pursuant to certain management and employee stock ownership plans. No shares will be sold in the future under these plans.The following table sets forth, as to the persons shown, the largest amounts of their indebtedness outstanding during such period, the interest rates, the final maturity dates and the outstanding balances of such indebtedness as of July 31, 1996:

                               LARGEST                 FINAL       OUTSTANDING
                              AMOUNT OF   INTEREST    MATURITY     BALANCE AT
      NAME                   INDEBTEDNESS   RATE        DATE      JULY 31, 1996
      ----                   ------------ -------- -------------- -------------
Larry J. Bump...............   $493,181       0%   April 15, 2000   $493,181
Gary L. Bracken.............    143,730       0    April 15, 2000    143,730
M. Kieth Phillips...........    143,730       0    April 15, 2000    143,730
Melvin F. Spreitzer.........    143,730       0    April 15, 2000    143,730
James R. Beasley............     93,645       0    April 15, 2000     71,160

  On September 30, 1993, certain subordinated notes of the Company, in an aggregate principal amount of $10 million, were prepaid in full, and certain warrants which had been issued in connection with such subordinated notes, representing the right to acquire 12,000 shares of the Company's Preferred Stock in the aggregate, were exercised. See "Management--Compensation Committee Interlocks and Insider Participation."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale by the Selling Stockholders of the shares of Common Stock offered hereby, by (a) each person who is known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (b) each director of the Company, (c) each of the executive officers of the Company named in the Summary Compensation Table, (d) all executive officers and directors of the Company as a group, and (e) each Selling Stockholder. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.

                               SHARES BENEFICIALLY
                                 OWNED PRIOR TO                           SHARES BENEFICIALLY
                                   OFFERING(1)              NUMBER      OWNED AFTER OFFERING(1)
                               --------------------------- OF SHARES    --------------------------------
      BENEFICIAL OWNERS          NUMBER         PERCENT     OFFERED       NUMBER            PERCENT(2)
      -----------------        ------------     ---------- ---------    --------------     -------------
Heerema Holding Construction,
 Inc. (3)....................     4,964,520         35.8%  4,964,520               --               -- %
Yorktown Energy Partners,
 L.P.; Concord Partners II,
 L.P.; et al (4).............     4,223,040(5)      30.5   1,035,480(6)      3,187,560(7)          23.0
Larry J. Bump (8)(9).........     1,006,590(10)      7.3         --          1,006,590(10)          7.3
Melvin F. Spreitzer..........       257,100(11)      1.9         --            257,100(11)          1.9
Bryan H. Lawrence (12).......           --           --          --                --               --
Guy E. Waldvogel (9).........           --           --          --                --               --
Peter A. Leidel (13).........           --           --          --                --               --
M. Kieth Phillips............       255,300(14)      1.8         --            255,300(14)          1.8
Gary L. Bracken..............       257,100(15)      1.9         --            257,100(15)          1.9
James R. Beasley.............        67,500            *         --             67,500                *
All executive officers and
 directors as a group
 (8 people)
 (9)(10)(11)(12)(13)(14)(15)..    1,843,590         13.3         --          1,843,590             13.3

- -------
  *Less than 1%.
 (1) Assumes conversion of all outstanding shares of Preferred Stock into Common Stock prior to the effectiveness of the Registration Statement of which this Prospectus is a part.
 (2) Assumes no exercise of the Underwriters' over-allotment option.
 (3) Heerema's address is 5 rue Pedro-Meylan, 1208 Geneva, Switzerland. Heerema is a wholly owned subsidiary of Heerema Holding Company, Inc., a Panama corporation ("HHC").
 (4) The stockholders' address is 535 Madison Avenue, New York, New York
     10022.
 (5) Consists of (a) 3,324,120 shares held by Yorktown Energy Partners, L.P. ("Yorktown"), a private equity fund managed by Dillon Read; (b) 651,600 shares held by Concord Partners II, L.P. ("Concord II"), a private venture capital fund managed by Dillon Read; (c) 96,240 shares held by Concord Partners Japan Limited ("Concord Japan"), a private venture capital fund managed by Dillon Read; (d) 146,130 shares held by Dillon Read as agent for certain related persons; and (e) 4,950 shares held by Lexington Partners IV, L.P. ("Lexington"), a private investment fund for certain Dillon Read affiliated persons and managed by Dillon Read. These investors are referred to in this Prospectus as the "Yorktown and Concord Investors."
 (6) Consists of 845,310 shares being offered by Yorktown, 165,700 shares being offered by Concord II and 24,470 shares being offered by Concord Japan.
 (7) Consists of (a) 2,478,810 shares held by Yorktown, (b) 485,900 shares held by Concord II, (c) 71,770 shares held by Concord Japan, (d) 146,130 shares held by Dillon Read as agent for certain affiliated persons, and
     (e) 4,950 shares held by Lexington.
 (8) The stockholder's address is 2431 East 61st Street, Suite 700, Tulsa, Oklahoma 74136-1267.
 (9) Mr. Bump is a director of Heerema and HHC, and Mr. Waldvogel is a director of Heerema. They disclaim beneficial ownership of the shares of Common Stock held by Heerema.
(10) Includes 420,000 shares held in a family limited partnership in which Mr. Bump is the sole general partner.
(11) Includes 40,000 shares held in a family limited partnership in which Mr. Spreitzer is the sole general partner.
(12) Dillon Read, which manages Yorktown, holds for Mr. Lawrence 18,618 shares of Common Stock. Mr. Lawrence does not have voting or investment power with respect to such shares. Mr. Lawrence is a Managing Director of Dillon Read.
(13) Mr. Leidel is a Senior Vice President of Dillon Read which is responsible for managing Yorktown, Concord II and Concord Japan, which hold 4,071,960 shares of Common Stock in the aggregate. He is also a partner in Concord
     II. Mr. Leidel disclaims beneficial ownership of the shares of Common Stock owned by such funds.
(14) Includes 132,360 shares held in a family limited partnership in which Mr. Phillips is the sole general partner.
(15) Includes 32,100 shares held in a family limited partnership in which Mr. Bracken is the sole general partner.

                         DESCRIPTION OF CAPITAL STOCK

  Under the Company's Restated Articles of Incorporation (the "Company's Charter"), the Company is currently authorized to issue (a) 35,000,000 shares of Common Stock, par value $.05 per share; (b) 362,000 shares of Preferred Stock, par value $100.00 per share; and (c) 1,000,000 shares of Class A Preferred Stock, par value $.01 per share.

COMMON STOCK

  As of the date of this Prospectus, there were 13,860,000 shares of Common Stock outstanding, held by 164 holders of record, after giving effect to the conversion into Common Stock of the outstanding Preferred Stock. All of such outstanding shares of Common Stock are fully paid and nonassessable. Each share of Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board of Directors of the Company out of assets legally available therefor and subject to the dividend obligations of the Company to the holders of any Preferred Stock or Class A Preferred Stock then outstanding. The Company's present credit agreement prohibits the payment of dividends on Common Stock. See "Dividend Policy."

  In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, subject to any prior rights of any holders of Preferred Stock or Class A Preferred Stock that at the time may be outstanding.

  The holders of Common Stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments of the Company. There are no sinking fund provisions applicable to the Common Stock. Each share of Common Stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders, and there are no limitations on the voting rights of nonresident stockholders of the Company. Holders of Common Stock have no right to cumulate their votes in the election of directors. There are no governmental laws or regulations in the Republic of Panama affecting the remittance of dividends, interest and other payments to nonresident stockholders of the Company so long as the Company continues not to engage in business in the Republic of Panama.

  The Company's Charter contains certain restrictions, subject to the determination by the Company's Board of Directors in good faith and in its sole discretion, on the transfer of any shares of Common Stock to prevent the Company from becoming a "controlled foreign corporation" under U.S. tax law. See "--Possible Anti-takeover Provisions."

PREFERRED STOCK

  Prior to the Offering, there were outstanding 362,000 shares of Preferred Stock. Prior to the effectiveness of the Registration Statement of which this Prospectus is a part, the outstanding shares of Preferred Stock will be converted into 10,860,000 shares of Common Stock. The shares of Preferred Stock, upon conversion, will become authorized but unissued shares of Preferred Stock and will have the terms currently specified in the Company's Charter. Due to the terms of such Preferred Stock, as set forth in the Company's Charter, the Company does not intend to issue any shares of Preferred Stock in the future.

CLASS A PREFERRED STOCK

  Prior to the Offering, there were no outstanding shares of Class A Preferred Stock. Class A Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of Class A Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could in certain instances decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders, and may have the effect of delaying, deferring or preventing a change in control of the Company. For example, the Board of Directors, with its broad power to establish the rights and preferences of authorized but unissued Class A Preferred Stock, could issue one or more series of Class A Preferred Stock entitling holders to vote separately as a class on any proposed merger or consolidation, to convert Class A Preferred Stock into a larger number of shares of Common Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.

POSSIBLE ANTI-TAKEOVER PROVISIONS

  The Company's Charter and Restated By-laws contain certain provisions that might be characterized as anti-takeover provisions. Such provisions may render more difficult certain possible proposals to acquire control of the Company and make removal of management of the Company more difficult.

  The Company's Charter provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms, with the number of directors in the three classes to be as nearly equal as possible. Any director of the Company may be removed from office but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the Board of Directors must follow certain procedures outlined in the Company's Charter. Any proposal to amend or repeal the provisions of the Company's Charter relating to the matters contained above in this paragraph requires the affirmative vote of the holders of 75 percent or more of the outstanding shares of stock entitled to vote on the matter. Under the Company's Restated By-laws, stockholder action taken without a meeting may be taken only by unanimous written consent of the stockholders.

  As described above, the Company's Charter authorizes a class of undesignated Class A Preferred Stock consisting of 1,000,000 shares. Class A Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Class A Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

  The Company's Charter provides for certain restrictions on the transfer of any shares of Common Stock to prevent the Company from becoming a "controlled foreign corporation" under U.S. tax law. Any purported transfer, including without limitation a sale, gift, assignment, devise or other disposition of Common Stock, which would result in a person or persons becoming the beneficial owner of 10% or more of the issued and outstanding shares of Common Stock, is subject to a determination by the Company's Board of Directors in good faith, in its sole discretion, that such transfer would not in any way, directly or indirectly, affect the Company's status as a non-controlled foreign corporation. The transferee or transferor to be involved in such proposed transfer must give written notice to the Secretary of the Company not less than 30 days prior to such proposed transfer. In the event of an attempted transfer in violation of the provisions of the Company's Charter relating to the matters contained in this paragraph, the purported transferee will acquire no rights whatsoever in such shares of Common Stock. Nothing in such Charter provision, however, precludes the settlement of any transactions entered into through the facilities of the New York Stock Exchange. If the Board of Directors determines that a transfer has taken place in violation of these restrictions, the Board of Directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including without limitation, instituting judicial proceedings to enjoin such transfer.

REGISTRATION RIGHTS

  Pursuant to a Registration Rights Agreement dated April 9, 1992 (the "Registration Rights Agreement"), certain holders of Common Stock and Preferred Stock convertible into Common Stock are entitled to certain rights with respect to the registration of certain of their shares of Common Stock under the Securities Act. Parties to the Registration Rights Agreement include Heerema, the Yorktown and Concord Investors and certain officers, directors and other stockholders of the Company. A total of 12,054,240 shares of Common Stock are covered by the Registration Rights Agreement, including the 6,000,000 shares being sold in the Offering.

  The Registration Rights Agreement provides that (a) after March 31, 1996, the holders of 10% or more of the shares of registrable securities under the Registration Rights Agreement have the right to request the Company to register under the Securities Act shares of Common Stock held by them in an initial public offering; (b) following such initial public offering such holders have the right to request the Company to make up to four additional registrations under the Securities Act of Common Stock held by such parties; and (c) if the Company proposes to register any Common Stock under the Securities Act pursuant to a form which may be utilized for the registration of Common Stock held by parties to the Registration Rights Agreement, such parties have the right to request the Company to include in such registration the Common Stock held by such parties. Apart from the shares of Common Stock being sold by the Selling Stockholders in the Offering, parties to the Registration Rights Agreement have waived all rights to require the Company to register their shares of Common Stock concurrently with the registration of shares in the Offering. Such parties have also waived all rights to demand the registration of Common Stock until 180 days after the date of this Prospectus.

  Under most circumstances, the Company has agreed to pay substantially all expenses incident to its performance of or compliance with the Registration Rights Agreement in connection with certain registration statements effected pursuant to the Registration Rights Agreement. The underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. The Company has agreed to indemnify the holders of Common Stock to be registered pursuant to the Registration Rights Agreement.

LISTING

  The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "WG."

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock could adversely affect market prices prevailing from time to time. Sales of substantial amounts of Common Stock in the public market after the lapse of existing resale restrictions could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of the Offering, the Company will have 13,860,000 shares of Common Stock outstanding. Of these shares, the 6,000,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act except for any shares purchased by an "affiliate" (as that term is defined under the Securities Act) of the Company, which will be subject to the resale limitations of Rule 144 promulgated under the Securities Act ("Rule 144").

  The remaining shares held by officers, directors, employees, consultants and other stockholders of the Company are either "restricted securities," within the meaning of Rule 144, or shares which were issued under Regulation S under the Securities Act. In either case such shares may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144 or Section 4(1) of the Securities Act. These shares are also subject to agreements prohibiting resale before a certain date. See "Underwriting." Beginning 180 days after the date of this Prospectus, upon the expiration of agreements not to sell such shares, 7,860,000 shares will become eligible for sale, subject, in some cases, to compliance with Rule 144 and/or Rule 701.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years, or who is an "affiliate" (as defined in Rule 144), is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of: (a) one percent of the then outstanding shares of the Common Stock (138,600 shares immediately after the Offering), or (b) an amount equal to the average weekly reported volume of trading in such shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted securities for at least three years is entitled to sell such shares under Rule 144 without regard to these volume or other limitations. Restricted securities properly sold in reliance on Rule 144 are thereafter freely tradeable without restrictions or registration under the Securities Act, unless thereafter held by an affiliate of the Company.

  Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding-period restrictions, in each case commencing 90 days after the closing of the Offering.

  The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock reserved for issuance under the 1996 Stock Plan and the Director Plan, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. Such registration statement is expected to become effective soon after the date of this Prospectus.

  Upon completion of the Offering, the holders of 6,054,240 shares of Common Stock, in the aggregate, will have certain rights to have such shares registered under the Securities Act. See "Description of Capital Stock-- Registration Rights."

                       CERTAIN INCOME TAX CONSIDERATIONS

GENERAL

  The following summary of certain U.S. federal and Panamanian income tax matters that may be relevant with respect to the acquisition, ownership and disposition of shares of Common Stock was prepared by the Company and reviewed, as such summary relates to United States income tax matters, by Conner & Winters, A Professional Corporation, and, as such summary relates to Panamanian tax matters, by Arias, Fabrega & Fabrega, Panamanian counsel to the Company. This summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding Common Stock, nor does it purport to furnish information in the level of detail or with attention to an investor's specific tax circumstances that would be provided by an investor's own tax advisor. Accordingly, prospective purchasers of Common Stock should consult their own tax advisors as to the United States, Panamanian or other state, local or foreign tax consequences to them of the acquisition, ownership and disposition of Common Stock.

UNITED STATES TAXES

  This summary describes the principal United States federal income tax consequences of the acquisition, ownership and disposition of shares of Common Stock, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire shares of Common Stock. This summary applies only to holders that purchase Common Stock in connection with the Offering and that will hold Common Stock as capital assets. This summary does not address special classes of holders, such as a broker-dealer, an insurance company, a tax-exempt organization, a financial institution, an investor who holds Common Stock as part of a hedging or conversion transaction, a holder whose "functional currency" is not the U.S. dollar or a holder that owns (directly, indirectly or through attribution) 10% or more of the voting shares of the Company. This summary also does not consider the tax treatment of persons who will hold Common Stock through a partnership or other pass-through entity.

  This summary does not address any aspects of United States taxation other than federal income taxation. Additionally, it does not address the United States tax consequences were the Company determined to be a passive foreign investment company ("PFIC") for United States federal income tax purposes. Generally, a PFIC is a foreign corporation that either has passive income that equals or exceeds 75% of its total gross income or has assets that produce or are held for the production of passive income and represent at least 50% of its total assets by fair market value. The Company does not believe it is currently and does not expect to become a PFIC, but this conclusion is a factual determination made annually and thus may be subject to change. U.S. Holders, as defined below, should consult their own tax advisers concerning the United States tax consequences of holding Common Stock were the Company considered to be a PFIC.

  This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing, temporary and proposed Treasury regulations as in effect on the date of this Prospectus, any of which are subject to change (possibly on a retroactive basis) and to differing interpretations. Prospective purchasers of shares of Common Stock should consult their own tax advisors as to the United States or other tax consequences of the purchase, ownership and disposition of the Common Stock in their particular circumstances, including the effect of any state or local tax laws.

  As used herein, the term "U.S. Holder" refers to a holder of shares of Common Stock that is, for United States federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity organized or created in or under the laws of the United States or any political subdivision thereof, or (c) otherwise subject to United States federal income taxation with respect to the Common Stock (including a non-resident alien individual or foreign corporation that holds, or is deemed to hold, any share of Common Stock in connection with the conduct of a U.S. trade or business).

  Taxation of Distributions. To the extent paid out of current or accumulated earnings and profits of the Company as determined under United States federal income tax principles ("earnings and profits"), distributions (including any withholding tax thereon) made with respect to shares of Common Stock (other than certain distributions of capital stock of the Company or rights to subscribe for shares of capital stock of the Company) will be includable in income of a U.S. Holder as ordinary dividend income on the date such distribution is received by the U.S. Holder. To the extent that a distribution exceeds the Company's earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in the shares of Common Stock and will reduce the U.S. Holder's tax basis in such shares, but not below zero, and thereafter as a taxable capital gain. See "--United States Taxes--Taxation of Capital Gains." The amount of the distribution will equal the dollar value of the distribution received by the U.S. Holder, plus the dollar value of any Panamanian taxes withheld from such distribution.

  The Company does not expect to pay dividends for the foreseeable future. Nonetheless, any distributions made with respect to the shares of Common Stock out of earnings and profits generally will be treated as dividend income from sources outside the United States. U.S. Holders that are corporations will not be entitled to the "dividends received deduction" under Section 243 of the Code with respect to such dividends. Distributions of dividend income made with respect to the shares of Common Stock generally will be treated as "passive" income or, in the case of certain U.S. Holders, "financial services income," for purposes of computing a U.S. Holder's U.S. foreign tax credit. Alternatively, a U.S. Holder may elect to claim a U.S. tax deduction for any Panamanian tax withheld, but only for a year in which the U.S. Holder elects to do so with respect to all foreign income taxes. In addition, a noncorporate U.S. Holder may not elect to deduct Panamanian taxes if such U.S. Holder does not itemize deductions.

  A holder of shares of Common Stock that is not a U.S. Holder (a "non-U.S. Holder") generally will not be subject to United States federal income tax or withholding tax on distributions received on shares of Common Stock that are treated as dividend income for U.S. federal income tax purposes. A non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on distributions received on shares of Common Stock that are treated as capital gains for United States federal income tax purposes, unless such non-U.S. Holder would be subject to United States federal income tax on gain realized on the sale of shares of Common Stock, as discussed below.

  Taxation of Capital Gain. Gain or loss realized by a U.S. Holder on the sale or other disposition of shares of Common Stock will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder's tax basis in the shares of Common Stock and the amount realized on the disposition. Such gain or loss will be long term if the Common Stock has been held for more than one year. Gain realized by a U.S. Holder on the sale or other disposition of shares of Common Stock generally will not be treated as foreign source income for U.S. foreign tax credit purposes, unless the gain is attributable to an office or fixed place of business maintained by the U.S. Holder outside the United States or is recognized by an individual whose tax home is outside the United States, and certain other conditions are met. The source of a loss attributable to the taxable sale or other taxable disposition of Common Stock is uncertain at the present time. Therefore, holders are encouraged to consult their tax advisors regarding the proper treatment of such losses. Under proposed regulations, loss realized by a U.S. Holder on the disposition of Common Stock would be foreign source. For United States federal income tax purposes, capital losses are subject to limitations on deductibility. As a general rule, U.S. Holders that are corporations can use capital losses for a taxable year only to offset capital gains in that year. A corporation may be entitled to carry back unused capital losses to the three preceding tax years and to carry over losses to the five following tax years. In the case of noncorporate U.S. Holders, capital losses in a taxable year are deductible to the extent of any capital gains plus ordinary income of up to $3,000. Unused capital losses of noncorporate U.S. Holders may be carried over indefinitely.

  A non-U.S. Holder of shares of Common Stock will not be subject to United States federal income tax or withholding tax on gain realized on the sale or other disposition of the shares of Common Stock unless such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, and certain other conditions are met.

  Information Reporting and Backup Withholding. Except as discussed below with respect to backup withholding, dividends paid by the Company will not be subject to U.S. withholding tax.

  Information reporting to the U.S. Internal Revenue Service by paying agents and custodians located in the United States will generally be required with respect to payments to U.S. Holders of dividends on, and proceeds of sales of, Common Stock. A U.S. Holder of Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends on, and proceeds of sales of, Common Stock paid by such paying agents or custodians to such holder unless the holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding tax rules from a payment to a U.S. Holder will be allowed as a refund or a credit against such holder's U.S. federal income tax, provided that the required information is furnished to the U.S. Internal Revenue Service.

  Dividends paid on shares of Common Stock to a holder that is not a U.S. Holder are generally exempt from information reporting and backup withholding under current law; however, such a holder should provide a properly completed Form W-8 to secure such exemption.

  There is no income tax treaty between Panama and the United States.

PANAMANIAN TAXES

  The following summary of certain Panamanian tax matters is based upon the tax laws of Panama and regulations thereunder, in effect as of the date of this Prospectus and is subject to any subsequent change in Panamanian laws and regulations which may come into effect after such date. The principal Panamanian tax consequences of ownership of shares of Common Stock are as follows.

  General. Panama's income tax is exclusively territorial. Only income actually derived from sources within Panama is subject to taxation. Income derived by Panama or foreign corporations or individuals from off-shore operations is not taxable. The territorial principle of taxation has been in force throughout the history of the country and is supported by legislation, administrative regulations and court decisions. The Company has not been in the past and does not in the future expect to be subject to income taxes in Panama because all of its income has arisen from activities conducted entirely outside Panama. This is the case even though the Company maintains its registered office in Panama.

  Taxation of Distributions and Capital Gains. There will be no Panamanian taxes on distribution of dividends or capital gains realized by an individual or corporation, regardless of its nationality or residency, on the sale or other disposition of shares of Common Stock so long as the Company's assets are held and activities are conducted entirely outside of Panama.

                                 UNDERWRITING

  The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Selling Stockholders, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                                                                       NUMBER
  UNDERWRITERS                                                        OF SHARES
  ------------                                                        ---------
    Dillon, Read & Co. Inc...........................................
    Merrill Lynch, Pierce, Fenner & Smith
             Incorporated............................................
                                                                      ---------
      Total.......................................................... 6,000,000
                                                                      =========

  The Managing Underwriters are Dillon Read and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). As of the date of this Prospectus, certain private investment partnerships managed by Dillon Read, and persons related to Dillon Read, owned 4,223,040 shares of Common Stock of the Company in the aggregate. Bryan H. Lawrence, a Managing Director of Dillon Read, and Peter A. Leidel, a Senior Vice President of Dillon Read, have been members of the Board of Directors of the Company since April 1992.

  If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such shares, and the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

  The shares of Common Stock offered hereby are being initially offered severally by the Underwriters for sale at the price set forth on the cover
page hereof, or at such price less a concession not to exceed     per share on
sales to certain dealers. The Underwriters may allow, and such dealers may reallow, a
concession not to exceed     per share on sales to certain other dealers. The
offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the initial public offering, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

  If the Underwriters exercise the over-allotment option referred to on the cover page of this Prospectus to purchase from the Company up to an additional 900,000 shares of Common Stock, each of the Underwriters will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such underwriter's initial commitment. The Underwriters may exercise such option on or before the thirtieth day from the date of the Underwriting Agreement and only to cover over-allotments made of the shares in connection with the Offering.

  Prior to the Offering, there has been no public market for the Common Stock. In determining the initial public offering price, consideration was given, among other things to (a) the market values of certain publicly-traded common stocks of similar companies in relation to their book values, revenues, earnings and cash flows; (b) the book value, revenues, earnings, cash flow and operating history of the Company; (c) the current financial position of the Company; (d) the experience of the Company's management; (e) the position of the Company in its industry; and (f) the Company's prospects. Consideration was also given to the general status of the securities market, the demand for similar securities of comparable companies and other relevant factors.

  The Company and all of the stockholders of the Company prior to the Offering (other than Heerema which is offering all of its shares of Common Stock in the Offering) have agreed not to sell, contract to sell, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or warrants or other rights to purchase Common Stock or permit the registration of Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Dillon Read, except that the Company may, without such consent, (a) grant options or issue Common Stock upon the exercise of outstanding options pursuant to any of the Company's stock plans, and (b) register the Common Stock and sell such shares pursuant to the Offering.

  Under the Conduct Rules of the NASD, when more than 10% of the net proceeds of a public offering of equity securities, not including underwriting compensation, are to be paid to a member of the NASD participating in such public offering of equity securities or an affiliate of such member, the price at which the equity securities are distributed to the public must be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. Dillon Read is a member of the NASD and under NASD regulations Yorktown, Concord II and Concord Japan are deemed to be its affiliates. Yorktown, Concord II and Concord Japan are all Selling Stockholders in the Offering and as a result will receive, in the aggregate, more than 10% of the net proceeds from the Offering. As a result, the Offering is being made in compliance with paragraph (8) of Rule 2710(c) of the Conduct Rules of the NASD which relates to offerings where proceeds are directed to a member of the NASD. Merrill Lynch will act as the qualified independent underwriter in connection with the Offering and assume the customary responsibilities of acting as a qualified independent underwriter in pricing and conducting due diligence for the Offering. Merrill Lynch will not receive a fee for acting as the "qualified independent underwriter."

  The Company and the Selling Stockholders have agreed in the Underwriting Agreement to indemnify the Underwriters and Merrill Lynch, as the qualified independent underwriter, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters or Merrill Lynch, as the qualified independent underwriter, may be required to make in respect thereof.

  The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "WG." In order to meet one of the requirements for listing the Common Stock on the New York Stock

Exchange, the Underwriters have undertaken to distribute the shares of Common Stock in such a manner so as to meet New York Stock Exchange distribution standards for a U.S. offering.

  The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Arias, Fabrega & Fabrega, Panama City, Republic of Panama. Certain other legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Company by Conner & Winters, A Professional Corporation, Tulsa, Oklahoma, U.S.A. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York, U.S.A.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of the Company as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, included herein and elsewhere in the Registration Statement of which this Prospectus is a part have been included herein and in such Registration Statement in reliance upon the reports of KPMG Peat Marwick, independent certified public accountants, appearing elsewhere herein and in such Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained at prescribed rates from the Commission's Public Reference Section at the same address.

  The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                      ENFORCEABILITY OF CIVIL LIABILITIES
                       UNDER THE FEDERAL SECURITIES LAWS

  The Company is a corporation organized under the laws of the Republic of Panama. In addition, one of the directors of the Company is a resident of a country other than the United States and the independent certified public accountants of the Company are located outside of the United States. Accordingly, it may not be possible to effect service of process on such persons in the United States and to enforce judgments against such persons predicated on the civil liability provisions of the federal securities laws of the United States. Because a substantial amount of the assets of the Company is located outside the United States, any judgment obtained in the United States against the Company may not be fully collectible in the United States. The Company has been advised by its counsel in the Republic of Panama, Arias, Fabrega & Fabrega, that courts in the Republic of Panama will enforce foreign judgments for liquidated amounts in civil matters, subject to certain conditions and exceptions. However, courts in the Republic of Panama will not enforce in original actions liabilities predicated solely on the United States federal securities laws. WGI's agent for service of process in the United States with respect to matters arising under the United States federal securities laws is CT Corporation System, 1633 Broadway, New York, New York 10019.

                              WILLBROS GROUP, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................  F-2
Consolidated Balance Sheets--December 31, 1994 and 1995 and June 30, 1996
 (unaudited).............................................................  F-3
Consolidated Statements of Income--Years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1995 and 1996
 (unaudited).............................................................  F-4
Consolidated Statements of Stockholders' Equity--Years ended December 31,
 1993, 1994 and 1995 and for the six months ended June 30, 1996
 (unaudited).............................................................  F-5
Consolidated Statements of Cash Flows--Years ended December 31, 1993,
 1994 and 1995 and for the six months ended June 30, 1995 and 1996
 (unaudited).............................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7

                         INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Willbros Group, Inc.:

  We have audited the accompanying consolidated balance sheets of Willbros Group, Inc. and subsidiaries (the "Company") as of December 31, 1994 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Willbros Group, Inc. and subsidiaries as of December 31, 1994 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles in the United States.

                                          KPMG Peat Marwick

Panama City, Panama
January 31, 1996, except as to Note 15,
which is as of July 15, 1996.

                              WILLBROS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                  DECEMBER 31,
                                               --------------------   JUNE 30,
                                                 1994       1995        1996
                                               ---------  ---------  -----------
                                                                     (UNAUDITED)
                   ASSETS
Current assets:
  Cash and cash equivalents..................  $  49,142  $  19,859   $ 16,298
  Accounts receivable........................     31,729     65,652     64,035
  Contract cost and recognized income not yet
   billed....................................        718     11,515      7,311
  Prepaid expenses...........................      2,275      1,992      3,376
                                               ---------  ---------   --------
    Total current assets.....................     83,864     99,018     91,020
Spare parts, net.............................      4,212      4,615      4,841
Property, plant and equipment, net...........     41,948     44,318     50,528
Other assets.................................      1,164      2,003      1,800
                                               ---------  ---------   --------
    Total assets.............................  $ 131,188  $ 149,954   $148,189
                                               =========  =========   ========
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to banks.....................  $   5,828  $   3,119   $  4,811
  Accounts payable and accrued liabilities...     32,085     41,015     36,148
  Accrued income taxes.......................      6,459      4,918      3,415
  Contract billings in excess of cost and
   recognized income.........................     11,102     11,199     10,367
  Current maturities of long-term debt.......        --         --         467
                                               ---------  ---------   --------
    Total current liabilities................     55,474     60,251     55,208
Long-term debt...............................        --         --         934
Deferred income taxes........................      2,334      1,358      1,358
Other liabilities............................      4,410      4,954      5,283
                                               ---------  ---------   --------
    Total liabilities........................     62,218     66,563     62,783
Redemption value of common stock held by plan
 participants................................      5,430      7,918     10,179
Redeemable Preferred Stock, $100 par value,
 redeemable at par
 March 31, 2001, 8% dividend payable
 quarterly beginning
 March 31, 1996, 362,000 shares authorized
 and issued..................................     36,200     36,200     36,200
Stockholders' equity:
  Class A Preferred Stock, par value $.01 per
   share, 1,000,000 shares authorized, none
   issued....................................        --         --         --
  Common stock, par value $.05 per share,
   35,000,000 shares authorized and 3,000,000
   issued at June 30, 1996 and December 31,
   1995 (2,847,000 at December 31, 1994).....        142        150        150
  Capital in excess of par value.............      8,107     10,731     12,158
  Cumulative foreign currency translation
   adjustment................................       (776)      (784)      (784)
  Retained earnings..........................     28,015     39,956     40,866
  Notes receivable for stock purchases.......     (2,395)    (2,377)    (3,184)
  Treasury stock at cost, 78,000 shares at
   December 31, 1995 (60,000 at December 31,
   1994).....................................       (323)      (485)       --
  Redemption value of common stock held by
   plan participants.........................     (5,430)    (7,918)   (10,179)
                                               ---------  ---------   --------
    Total stockholders' equity...............     27,340     39,273     39,027
                                               ---------  ---------   --------
    Total liabilities and stockholders'
     equity..................................  $ 131,188  $ 149,954   $148,189
                                               =========  =========   ========

          See accompanying notes to consolidated financial statements.

                              WILLBROS GROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                  SIX MONTHS
                             YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                         ----------------------------------  ----------------------
                            1993        1994        1995        1995        1996
                         ----------  ----------  ----------  ----------  ----------
                                                                  (UNAUDITED)
Contract revenues.......   $210,011    $145,716    $220,506     $75,122    $102,456
Operating expenses:
  Contract..............    147,991      98,700     161,584      54,222      76,431
  Depreciation and amor-
   tization.............     16,672      14,598      15,193       7,365       6,630
  General and adminis-
   trative..............     24,145      24,261      27,937      12,582      13,273
  Increase (decrease) in
   redemption value of
   common stock.........      1,256       1,681       2,100        (406)      1,427
                         ----------  ----------  ----------  ----------  ----------
                            190,064     139,240     206,814      73,763      97,761
                         ----------  ----------  ----------  ----------  ----------
    Operating income....     19,947       6,476      13,692       1,359       4,695
Other income (expense):
  Foreign exchange gain
   (loss)...............      4,631          42        (331)        (29)        262
  Interest income.......      1,047       2,205       1,863       1,128         513
  Minority interest.....     (3,615)     (1,758)     (1,589)       (563)       (778)
  Interest expense......     (1,832)     (1,370)     (1,719)       (994)       (635)
  Other--net............        936          71         (50)        436         547
                         ----------  ----------  ----------  ----------  ----------
                              1,167        (810)     (1,826)        (22)        (91)
                         ----------  ----------  ----------  ----------  ----------
    Income before income
     taxes..............     21,114       5,666      11,866       1,337       4,604
Provision (credit) for
 income taxes...........      8,405      (4,146)        (75)        751       1,174
                         ----------  ----------  ----------  ----------  ----------
    Net income (note
     11)................   $ 12,709    $  9,812    $ 11,941     $   586     $ 3,430
                         ==========  ==========  ==========  ==========  ==========
Net income per common
 and common equivalent
 share..................   $    .92    $    .70    $    .84     $   .04     $   .14
                         ==========  ==========  ==========  ==========  ==========
Weighted average number
 of common and common
 equivalent shares
 outstanding............ 13,872,691  13,981,201  14,215,181  14,232,451  13,990,321
                         ==========  ==========  ==========  ==========  ==========


          See accompanying notes to consolidated financial statements.

                              WILLBROS GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                  REDEMPTION
                                                       CUMULATIVE              NOTES               VALUE OF
                                              CAPITAL    FOREIGN             RECEIVABLE             COMMON     TOTAL
                            COMMON STOCK     IN EXCESS  CURRENCY                FOR               STOCK HELD   STOCK-
                         -------------------  OF PAR   TRANSLATION RETAINED    STOCK    TREASURY   BY PLAN    HOLDERS'
                          SHARES   PAR VALUE   VALUE   ADJUSTMENT  EARNINGS  PURCHASES   STOCK   PARTICIPANTS  EQUITY
                         --------- --------- --------- ----------- --------  ---------- -------- ------------ --------
Balance, January 1,
 1993................... 2,400,000   $120     $ 3,760     $(385)   $ 8,268    $(1,742)   $  --     $ (2,038)  $ 7,983
 Net income.............       --     --          --        --      12,709        --        --          --     12,709
 Purchase of treasury
  stock.................       --     --          --        --         --         --        (88)         15       (73)
 Payment of notes
  receivable............       --     --          --        --         --          31       --          --         31
 Exercise of stock
  options...............    75,000      4         187       --         --        (236)       88         --         43
 Increase in redemption
  value of common
  stock.................       --     --        1,256       --         --         --        --       (1,256)      --
 Translation
  adjustments...........       --     --          --       (398)       --         --        --          --       (398)
                         ---------   ----     -------     -----    -------    -------    ------    --------   -------
Balance, December 31,
 1993................... 2,475,000    124       5,203      (783)    20,977     (1,947)      --       (3,279)   20,295
                         ---------   ----     -------     -----    -------    -------    ------    --------   -------
 Net income.............       --     --          --        --       9,812        --        --          --      9,812
 Purchase of treasury
  stock.................       --     --          --        --         --         --       (323)         66      (257)
 Payment of notes
  receivable............       --     --          --        --         --         648       --         (536)      112
 Exercise of stock
  options...............   372,000     18       1,223       --         --      (1,096)      --          --        145
 Increase in redemption
  value of common
  stock.................       --     --        1,681       --         --         --        --       (1,681)      --
 Translation
  adjustments...........       --     --          --          7        --         --        --          --          7
 Deemed dividend........       --     --          --        --      (2,774)       --        --          --     (2,774)
                         ---------   ----     -------     -----    -------    -------    ------    --------   -------
Balance, December 31,
 1994................... 2,847,000    142       8,107      (776)    28,015     (2,395)     (323)     (5,430)   27,340
                         ---------   ----     -------     -----    -------    -------    ------    --------   -------
 Net income.............       --     --          --        --      11,941        --        --          --     11,941
 Purchase of treasury
  stock.................       --     --          --        --         --         --       (376)        166      (210)
 Payment of notes
  receivable............       --     --          --        --         --         663       --         (554)      109
 Exercise of stock
  options...............   153,000      8         524       --         --        (645)      214         --        101
 Increase in redemption
  value of common
  stock.................       --     --        2,100       --         --         --        --       (2,100)      --
 Translation
  adjustments...........       --     --          --         (8)       --         --        --          --         (8)
                         ---------   ----     -------     -----    -------    -------    ------    --------   -------
Balance, December 31,
 1995................... 3,000,000    150      10,731      (784)    39,956     (2,377)     (485)     (7,918)   39,273
                         ---------   ----     -------     -----    -------    -------    ------    --------   -------
 Net income
  (unaudited)...........       --     --          --        --       3,430        --        --          --      3,430
 Preferred dividends
  (unaudited)...........       --     --          --        --      (1,448)       --        --          --     (1,448)
 Purchase of treasury
  stock (unaudited).....       --     --          --        --         --         --     (2,531)         63    (2,468)
 Payment of notes
  receivable
  (unaudited)...........       --     --          --        --         --         908       --         (897)       11
 Exercise of stock
  options (unaudited)...       --     --          --        --      (1,072)    (1,715)    3,016         --        229
 Increase in redemption
  value of common stock
  (unaudited)...........       --     --        1,427       --         --         --        --       (1,427)      --
                         ---------   ----     -------     -----    -------    -------    ------    --------   -------
Balance, June 30, 1996
 (unaudited)............ 3,000,000   $150     $12,158     $(784)   $40,866    $(3,184)   $  --     $(10,179)  $39,027
                         =========   ====     =======     =====    =======    =======    ======    ========   =======


          See accompanying notes to consolidated financial statements.

                              WILLBROS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 SIX MONTHS
                                 YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                ----------------------------  -----------------
                                  1993      1994      1995      1995     1996
                                --------  --------  --------  --------  -------
                                                                (UNAUDITED)
Cash flows from operating
 activities:
 Net income...................  $ 12,709  $  9,812  $ 11,941  $    586  $ 3,430
 Reconciliation of net income
  to cash provided by (used
  in) operating activities:
  Depreciation and
   amortization...............    16,672    14,598    15,193     7,365    6,630
  Increase (decrease) in
   redemption value of common
   stock......................     1,256     1,681     2,100      (406)   1,427
  Loss (gain) on sales and
   retirements................      (871)      394       592       (74)      (5)
  Changes in operating assets
   and liabilities:
   Accounts receivable........     9,765      (607)  (33,923)   (2,970)   1,617
   Contract cost and
    recognized income not yet
    billed....................      (916)    2,308   (10,797)   (2,760)   4,204
   Prepaid expenses and other
    assets....................         9      (679)     (556)   (1,228)  (1,181)
   Accounts payable and
    accrued liabilities.......     3,220    (2,066)    8,930      (609)  (4,867)
   Accrued income taxes.......     4,657    (9,977)   (1,541)      (87)  (1,503)
   Contract billings in excess
    of cost and recognized
    income....................    18,934   (19,228)       97    (3,196)    (832)
   Deferred income taxes......       629      (207)     (976)      --       --
   Other liabilities..........       396       200       544       273      329
                                --------  --------  --------  --------  -------
     Cash provided by (used
      in) operating
      activities..............    66,460    (3,771)   (8,396)   (3,106)   9,249
Cash flows from investing
 activities:
 Proceeds from sales of
  property and equipment......     1,913       759       388       183      216
 Purchase of property and
  equipment...................    (9,809)   (3,703)  (13,179)   (5,715) (10,408)
 Purchase of spare parts......    (6,725)   (3,468)   (5,767)   (2,333)  (2,869)
 Purchase of CAMSA, net of
  cash received of $663.......       --     (6,757)      --        --       --
                                --------  --------  --------  --------  -------
     Cash used in investing
      activities..............   (14,621)  (13,169)  (18,558)   (7,865) (13,061)
Cash flows from financing
 activities:
 Proceeds from notes payable..     4,570    11,211     6,530     1,070   10,831
 Proceeds from long-term
  debt........................       --        --        --        --     1,401
 Proceeds from common stock...        43       145       101       --       229
 Collection of notes
  receivable for stock
  purchases...................        31       648       663       580      908
 Proceeds from bank debt......     5,000       --        --        --       --
 Exercise of stock warrants...     1,200       --        --        --       --
 Repayment of notes payable...    (2,931)   (7,952)   (9,239)   (4,839)  (9,139)
 Payment of dividends on
  preferred stock.............       --        --        --        --    (1,448)
 Purchase of treasury stock...       (88)     (323)     (376)     (122)  (2,531)
 Repayment of stockholders'
  debt........................   (10,000)      --        --        --       --
 Repayment of bank debt.......    (6,000)   (5,000)      --        --       --
                                --------  --------  --------  --------  -------
     Cash provided by (used
      in) financing
      activities..............    (8,175)   (1,271)   (2,321)   (3,311)     251
Effect of exchange rate
 changes on cash and cash
 equivalents..................      (398)        7        (8)      --       --
                                --------  --------  --------  --------  -------
Cash provided by (used in) all
 activities...................    43,266   (18,204)  (29,283)  (14,282)  (3,561)
Cash and cash equivalents,
 beginning of period..........    24,080    67,346    49,142    49,142   19,859
                                --------  --------  --------  --------  -------
Cash and cash equivalents, end
 of period....................  $ 67,346  $ 49,142  $ 19,859  $ 34,860  $16,298
                                ========  ========  ========  ========  =======

          See accompanying notes to consolidated financial statements.

                             WILLBROS GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of Willbros Group, Inc. ("WGI"), a Republic of Panama corporation, and all majority-owned subsidiaries (the "Company"). WGI is owned 36% by Heerema Holding Construction, Inc. ("Heerema"), 32% by Dillon, Read & Co. Inc. affiliates, and 32% by Company employees at December 31, 1995. All material intercompany accounts and transactions are eliminated in consolidation. The ownership interest of minority participants in subsidiaries that are not wholly owned (principally in Nigeria and Oman) is included in accounts payable and accrued liabilities and is not material. The minority participants' share of the net income of those subsidiaries is included in other expense.

  The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

  Accounts Receivable--Accounts receivable include retainage, all due within one year, of $1,828 in 1994 and $2,654 in 1995 and are stated net of allowances for bad debts of $2,442 in 1994 and $2,992 in 1995.

  Spare Parts--Spare parts (excluding expendables), stated net of accumulated depreciation of $10,270 in 1994 and $10,641 in 1995, are depreciated over three years on the straight-line method.

  Property, Plant and Equipment--Depreciation is provided on the straight-line method using principally estimated lives of four to six years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. Normal repair and maintenance costs are charged to expense as incurred. Major overhaul costs are accrued and allocated to contracts based on estimates of equipment condition at the end of the year. Significant renewals and betterments are capitalized.

  Revenues--Construction and engineering fixed-price contracts are accounted for using the percentage- of-completion method. Under this method, estimated contract revenues are accrued based generally on the percentage that costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Revenues from unit-price contracts are recognized as earned. Revenues from change orders, extra work, variations in the scope of work and claims are recognized when realization is assured.

  Income Taxes--The Company accounts for income taxes by the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences of operating loss and tax credit carryforwards and differences between the financial carrying value of assets and liabilities and their tax bases.

  Retirement Plans and Benefits--The Company has defined benefit and defined contribution retirement plans and a postretirement medical benefits plan that provide retirement benefits to substantially all regular employees. Qualified plans are contributory on the part of employees. Pension costs are funded in accordance with annual actuarial valuations. The Company records the cost of postretirement medical benefits, which are funded on the pay-as-you-go basis, over the employees' working lives.

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Foreign Currency Translation--All significant asset and liability accounts stated in currencies other than United States dollars are translated into United States dollars at year-end exchange rates. Translation adjustments are accumulated in a separate component of stockholders' equity. Revenue and expense accounts are converted at prevailing rates throughout the year. Foreign currency transaction adjustments and translation adjustments in highly inflationary economies are recorded in income.

  Cash Flows--In the determination of cash flows, all highly liquid debt instruments are considered to be cash equivalents. The Company paid interest of $1,770 in 1993, $1,377 in 1994 and $1,712 in 1995 and income taxes of
$3,117 in 1993, $2,227 in 1994 and $2,426 in 1995.

  Income per Share--Primary income per share is calculated by dividing net income, less any preferred dividend requirements, by the weighted average number of common share and dilutive share equivalents (options and warrants), outstanding during the year. Fully diluted income per share is calculated assuming all shares and dilutive share equivalents are outstanding as of the beginning of the year. There is no significant difference between primary and fully diluted income per share. The weighted average number of common share and share equivalents assumes that all common shares issued in the twelve months ended May 31, 1996 were outstanding for all periods presented.

  Interim Periods (Unaudited)--The accompanying consolidated balance sheet at June 30, 1996 and the consolidated statements of income and of cash flows for the six months ended June 30, 1995 and 1996 and the consolidated statement of stockholders' equity for the six months ended June 30, 1996 are unaudited. In the opinion of management, these interim period statements have been prepared on the same basis as the audited financial statements and include all adjustments, none of which were other than normal recurring accruals, necessary for the fair presentation of financial position and results of operations.

2. CONCENTRATION OF CREDIT RISK

  The Company has a concentration of customers in the oil and gas industry which exposes the Company to a concentration of credit risk within an industry. The Company seeks to obtain advance and progress payments for contract work performed on major contracts. Receivables are generally not collateralized. The Company believes that its allowance for bad debts is adequate.

3. CONTRACTS IN PROGRESS

  Most contracts allow for progress billings to be made during performance of the work. These billings may be made on a basis different from that used for recognizing revenue. Contracts in progress for which cost and recognized income exceed billings or billings exceed cost and recognized income consist of:

                                                 DECEMBER 31,
                                              -------------------   JUNE 30,
                                                1994       1995       1996
                                              ---------  --------  -----------
                                                                   (UNAUDITED)
   Costs incurred on contracts in progress... $  97,695  $ 73,928   $105,284
   Recognized income.........................    35,801     3,359        249
                                              ---------  --------   --------
                                                133,469    77,287    105,533
   Progress billings and advance payments....   143,880    76,971    108,589
                                              ---------  --------   --------
                                              $ (10,384) $    316   $ (3,056)
                                              =========  ========   ========
   Contract cost and recognized income not
    yet billed............................... $     718  $ 11,515   $  7,311
   Contract billings in excess of cost and
    recognized income........................   (11,102)  (11,199)   (10,367)
                                              ---------  --------   --------
                                              $ (10,384) $    316   $ (3,056)
                                              =========  ========   ========

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment, at cost, consist of:

                                                   DECEMBER 31,
                                                 -----------------  JUNE 30,
                                                   1994     1995      1996
                                                 -------- -------- -----------
                                                                   (UNAUDITED)
   Construction equipment....................... $ 30,124 $ 33,346   $36,515
   Marine equipment.............................   17,899   23,100    28,359
   Transportation equipment.....................   12,781   15,208    16,118
   Land, buildings, furniture and equipment.....    8,290    8,677     9,374
                                                 -------- --------   -------
                                                   69,094   80,331    90,366
   Less accumulated depreciation and amortiza-
    tion........................................   27,146   36,013    39,838
                                                 -------- --------   -------
                                                 $ 41,948 $ 44,318   $50,528
                                                 ======== ========   =======

5. NOTES PAYABLE TO BANKS

  The Company has unsecured credit facilities in certain countries outside the United States. Borrowings under these lines, in the form of short-term notes and overdrafts, are made at competitive interest rates. Generally, each line is available only for borrowings related to operations in a specific country. Credit available under these facilities is approximately $10,200 at December 31, 1995 and $2,000 (unaudited) at June 30, 1996.

6. LINE OF CREDIT

  The Company has a $100,000 credit agreement with a bank consortium which provides for revolving loans and letters of credit. The aggregate of all loans, together with all commercial and financial letters of credit issued under the agreement, may not exceed the Company's tangible net worth. The agreement limits the Company's ability to purchase its own stock, acquire other companies and borrow outside the agreement, requires the Company to maintain certain financial ratios and restricts dividend payments on common stock. Principal is payable at termination (October 31, 1997) and interest is payable quarterly at prime or, at the Company's option, other alternative interest rates. The annual commitment fee is 3/8% on the unused portion of the line. The agreement is secured by the stock of the principal subsidiaries of the Company. There were no borrowings and outstanding letters of credit totaled $35,178 (of which $9,798 were commercial or financial letters of credit) at December 31, 1995, and $29,668 (unaudited) (of which $4,882 were commercial letters of credit) (unaudited) at June 30, 1996, leaving amounts fully available under the line of $64,822 at December 31, 1995 and $70,332 (unaudited) at June 30, 1996.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  Accounts payable and accrued liabilities consist of:

                                                DECEMBER 31,
                                              -----------------  JUNE 30,
                                                1994     1995      1996
                                              -------- -------- ----------- ---
                                                                (UNAUDITED)
   Trade payables...........................  $ 18,090 $ 23,826  $ 21,246
   Payrolls and payroll liabilities.........     8,701   13,452    12,136
   Equipment reconditioning and overhaul re-
    serves..................................     5,294    3,737     2,766
                                              -------- --------  --------
                                              $ 32,085 $ 41,015  $ 36,148
                                              ======== ========  ========

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8. RETIREMENT PLANS

  The Company has defined benefit plans (pension plans) covering substantially all regular employees which are funded by employee and Company contributions. The Company's funding policy is to contribute at least the minimum required by the Employee Retirement Income Security Act of 1974 in accordance with annual actuarial valuations. Benefits under the plans are determined by employee earnings and credited service. Pension expense includes the following components:

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994      1995
                                                  --------  --------  --------
   Service cost for benefits earned during the
    period......................................  $  1,081  $  1,206  $    915
   Interest cost on projected benefit
    obligation..................................     1,391     1,447     1,608
   Actual loss (gain) on plan assets............    (1,533)      550    (4,855)
   Deferred gain (loss) on plan assets..........       111    (2,169)    3,285
   Amortization.................................        28        22       --
                                                  --------  --------  --------
                                                  $  1,078  $  1,056  $    953
                                                  ========  ========  ========

  Accrued pension liability includes the following components:

                                                         DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994      1995
                                                  --------  --------  --------
   Projected benefit obligation over plan
    assets:
     Projected benefit obligation:
       Vested benefits..........................  $ 15,268  $ 16,478  $ 20,477
       Nonvested benefits.......................       882       510       505
                                                  --------  --------  --------
       Accumulated benefits.....................    16,150    16,988    20,982
       Related to future pay increases..........     5,828     3,561     4,180
                                                  --------  --------  --------
                                                    21,978    20,549    25,162
     Plan assets at fair value (primarily listed
      stocks and bonds).........................   (18,753)  (18,595)  (23,660)
                                                  --------  --------  --------
                                                     3,225     1,954     1,502
   Unrecognized net gain (loss).................    (2,619)   (1,124)     (499)
   Unrecognized prior service cost..............      (313)     (282)     (253)
   Transition asset at January 1, 1987..........       229       201       172
                                                  --------  --------  --------
                                                  $    522  $    749  $    922
                                                  ========  ========  ========

  The projected benefit obligation is determined using a weighted average discount rate of 7.0 percent at December 31, 1993, 8.0 percent at December 31, 1994 and 7.0 percent at December 31, 1995 and a rate of increase in future pay increases of 6.5 percent at December 31, 1993, 6.0 percent at December 31, 1994 and 6.0 percent at December 31, 1995. The assets are expected to have a long-term rate of return of 8.5 percent. The transition asset is amortized over 15 years.

  The Company has a defined contribution plan which is funded by participating employee contributions and the Company. The Company currently matches employee contributions up to a maximum of 4% of salary. Company contributions for this plan were $556 in 1993, $487 in 1994 and $506 in 1995.

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
8. RETIREMENT PLANS--(CONTINUED)

  Effective January 1, 1994, the Company established an Executive Benefit Restoration Plan. The Plan partially restores benefits to certain executives whose benefits under the defined benefit pension plans are reduced as a result of limitations imposed by the Internal Revenue Code. Plan expense is $285 in 1994 and $303 in 1995 and plan liability, included in accounts payable and accrued liabilities, is $285 at December 31, 1994 and $909 at December 31, 1995. The Company established a trust to fund benefit payments. Contributions of assets to the trust by the Company are irrevocable but are subject to creditor claims under certain conditions. Assets held in trust, included in other assets, are $315 at December 31, 1994 and $605 at December 31, 1995.

9. POSTRETIREMENT MEDICAL BENEFITS

  Postretirement medical benefit expense is $647 in 1993, $615 in 1994 and $690 in 1995 and includes service cost of $322 in 1993, $269 in 1994 and $262 in 1995 and interest cost of $325 in 1993, $315 in 1994 and $405 in 1995 and amortization of $31 in 1994 and $23 in 1995.

  Accrued postretirement medical benefit liability includes the following components:

                                                                  DECEMBER 31,
                                                                  --------------
                                                                   1994    1995
                                                                  ------  ------
     Accumulated postretirement benefit obligation:
       Retirees.................................................. $2,010  $2,062
       Fully eligible active plan participants...................    753     562
       Other active plan participants............................  2,299   2,326
                                                                  ------  ------
         Accumulated postretirement benefits.....................  5,062   4,950
     Unrecognized net loss.......................................   (771)    (70)
                                                                  ------  ------
                                                                  $4,291  $4,880
                                                                  ======  ======

  The non-current portion of the liability, $4,173 at December 31, 1994 and $4,717 at December 31, 1995, is included in other liabilities.

  The weighted average annual assumed rate of increase in the per capita cost of covered benefits is 8.5 percent for 1996 and is assumed to decrease to 5.5 percent by the year 2010 and to remain at that level. The discount rate used in determining the liability is 7.0 percent at December 31, 1993, 8.0 percent at December 31, 1994 and 7.0 percent at December 31, 1995. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the postretirement medical liability at December 31, 1995 by $752 and expense for 1995 by $125.

10. INCOME TAXES

  The provision (credit) for income taxes represents income taxes arising as a result of operations and credits for revision of previous estimates of income taxes payable in a number of countries. The Company is not subject to income tax in Panama on income earned outside of Panama. All income has been earned outside of Panama; therefore there is no expected relationship between income
(loss) before income taxes and the provision (credit) for income taxes. The effective consolidated tax rate differs from the statutory tax rate in each country because taxable income and operating losses from different countries cannot be offset and tax rates and methods of determining taxes payable are different in each country.

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
10. INCOME TAXES--(CONTINUED)

  Income (loss) before income taxes and the provision (credit) for income taxes in the Consolidated Statements of Income consist of:

                                                           SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31,        JUNE 30,
                                -------------------------  ------------------
                                 1993     1994     1995      1995      1996
                                -------  -------  -------  --------  --------
                                                              (UNAUDITED)
Income (loss) before income
 taxes:
  Other countries.............. $22,778  $11,841  $16,044  $  3,219  $  6,823
  United States................  (1,664)  (6,175)  (4,178)   (1,882)   (2,219)
                                -------  -------  -------  --------  --------
                                $21,114  $ 5,666  $11,866  $  1,337  $  4,604
                                =======  =======  =======  ========  ========
Provision (credit) for income
 taxes:
  Currently payable:
    Other countries............ $ 7,491  $(3,942) $   893  $    750  $  1,381
    United States:
      Federal..................     100      --       --        --        --
      State....................     185        3        8         1      (207)
                                -------  -------  -------  --------  --------
                                  7,776   (3,939)     901       751     1,174
  Deferred, other countries....     629     (207)    (976)      --        --
                                -------  -------  -------  --------  --------
                                $ 8,405  $(4,146) $   (75) $    751  $  1,174
                                =======  =======  =======  ========  ========

  The Company has a deferred tax asset in the United States of $18,630 at December 31, 1994 and $19,436 at December 31, 1995 relating to United States net operating loss and credit carryforwards and employee benefit expense, and a deferred tax liability of $1,254 at December 31, 1994 and $1,485 at December 31, 1995 relating to excess tax depreciation. The net deferred tax asset is reduced to zero by a valuation allowance. The Company has a deferred tax liability in other countries of $2,334 at December 31, 1994 and $1,358 at December 31, 1995 related to temporary differences, principally in contract revenues and expenses.

  The Company has $44,017 in United States net operating loss carryforwards and $1,379 of United States investment tax credit carryforwards at December 31, 1995. The United States net operating loss carryforwards will expire, unless utilized, beginning in 1996 and ending December 31, 2010. The carryforwards available on an annual basis are limited. The Company has a nonexpiring operating loss carryforward in the United Kingdom of $26,350 ((Pounds)17,000) as of December 31, 1995.

11. STOCK OWNERSHIP PLANS

  Under employee stock ownership plans established in 1992 and 1995, certain key employees were issued options to purchase common stock at a discount from fair value and were allowed to finance up to 90% of the option price with three-year non-interest bearing recourse notes. Options were issued to purchase 372,000 shares of common stock at $3.33 per share in 1994 and 195,000 shares (including 42,000 treasury shares) of common stock at $3.83 per share in 1995. During May 1996, options were issued to purchase 273,000 shares of common stock, all from treasury stock, at $4.53 and 5,192 shares of preferred stock, all from treasury, at $136. All options were exercised shortly after issuance. The Company has an obligation to purchase, under certain conditions and at a formula price, stock held by retiring or

                              WILLBROS GROUP, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11. STOCK OWNERSHIP PLANS--(CONTINUED)

terminating employees. The Company records the increase or decrease in the redemption value at the end of each period in the consolidated statements of income using the maximum formula price. The maximum redemption amount is classified outside of stockholders' equity in the consolidated balance sheets. The Company's redemption obligation terminates upon the effectiveness of an initial public offering except for certain limited circumstances.

  Upon completion of the initial public offering discussed in note 15 the Company will recognize a non-cash expense in the three-month period ending September 30, 1996 for the difference between the maximum redemption value of the shares subject to redemption and the initial public offering price, which based on an assumed initial public offering price of $12.00 per share, would result in an additional non-cash expense of $8,300.

  During May 1996, the Company established the Willbros Group, Inc. 1996 Stock Plan (the "1996 Plan") which provides for awards to key employees of the Company. The 1996 Plan has 1,125,000 shares of common stock authorized and reserved for issuance. No awards have been granted. The Company also established the Willbros Group, Inc. Director Stock Plan (the "Director Plan") which provides for the grant of stock options to non-employee directors. The Director Plan has 125,000 shares of common stock authorized and reserved for issuance. No options have been granted.

12. ACQUISITION

  Effective May 1, 1994, the Company acquired 100 percent of the shares of Construcciones Acuaticas Mundiales, S.A. ("CAMSA"), a Venezuelan company, from an affiliate of Heerema for $7,300 cash in a transaction accounted for as a purchase. Accordingly, the Company has made allocations of the purchase price and $120 in transaction fees among acquired assets and liabilities based on their respective fair values at the date of purchase. The net assets of CAMSA included $663 of cash. Heerema's residual interest in CAMSA was reduced to its previous carrying value by a deemed dividend. Pro forma net income of the Company assuming the acquisition occurred at January 1, 1993 is not materially different from historical results for the years ended December 31, 1993 and 1994.

13. SEGMENT INFORMATION

  The Company operates in a single industry segment. The main lines of business include construction, engineering and specialty services to the oil and gas industry. Due to a limited number of major projects and clients, the Company may have a substantial part of its operations dedicated to one project, client and country.

  Customers with more than 10% of contract revenues are as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1993      1994      1995
                                                   -------   -------   -------
     Customer A...................................      26%       29%       32%
     Customer B...................................      14         2        --
     Customer C...................................      --        --        13
                                                   -------   -------   -------
                                                        40%       31%       45%
                                                   =======   =======   =======

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
13. SEGMENT INFORMATION--(CONTINUED)

  Information about the Company's operations in different geographic areas is shown below:

                                                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1993      1994      1995
                                                   --------  --------  --------
   Contract Revenues: (1)
     Africa....................................... $ 87,215  $ 68,908  $ 95,972
     Asia.........................................      --        --     29,728
     C.I.S........................................    4,851       540     1,283
     Middle East..................................   60,006    23,469    21,870
     North America................................   57,939    48,061    52,100
     South America................................      --      4,738    19,553
                                                   --------  --------  --------
                                                   $210,011  $145,716  $220,506
                                                   ========  ========  ========
   Operating profit (loss): (2)
     Africa....................................... $ 21,325  $ 22,736  $ 26,021
     Asia.........................................     (169)     (582)   (1,662)
     C.I.S........................................      633      (797)      548
     Middle East..................................   13,321     6,225     1,175
     North America................................     (218)   (3,898)   (1,280)
     South America................................     (632)   (2,917)    3,855
                                                   --------  --------  --------
                                                   $ 34,260  $ 20,767  $ 28,657
                                                   ========  ========  ========
   Identifiable assets:
     Africa....................................... $ 44,245  $ 37,211  $ 63,281
     Asia.........................................        1       --     20,498
     C.I.S........................................      711       174       690
     Middle East..................................   22,901    13,626    15,543
     North America................................   84,167    67,375    36,160
     South America................................       34    12,802    13,782
                                                   --------  --------  --------
                                                   $152,059  $131,188  $149,954
                                                   ========  ========  ========

- --------
(1) Net of inter-geographic area revenues in North America of $5,544 in 1993, $2,001 in 1994 and $4,986 in 1995.

(2) Operating profit (loss) is before deducting general corporate expenses of $14,313 in 1993, $14,291 in 1994 and $14,965 in 1995.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying value of financial instruments does not materially differ from fair value.

15. INITIAL PUBLIC OFFERING

  On June 7, 1996, the Company filed a registration statement with the Securities and Exchange Commission relating to the initial public offering of 6,000,000 shares of its common stock. The Company will not receive any of the proceeds from the sale. In May 1996, the Company effected a 30-for-1 split of its

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
15. INITIAL PUBLIC OFFERING--(CONTINUED)

common stock; 362,000 shares of redeemable preferred stock outstanding prior to the offering have been converted to common stock as of July 15, 1996, so that 13,860,000 shares of common stock are outstanding.

  The share and per share amounts in the accompanying financial statements have been adjusted to retroactively include all shares issued during the twelve months prior to May 31, 1996 and to reflect the common stock split for all periods presented.

16. CONTINGENCIES, COMMITMENTS AND OTHER CIRCUMSTANCES

  The Company provides construction, engineering and specialty services to the oil and gas industry. The Company's principal markets are currently Africa, the Middle East, South America and the United States. Operations outside the United States may be subject to certain risks which ordinarily would not be expected to exist in the United States, including foreign currency fluctuations, expropriation of assets, civil uprisings and riots, instability of government and legal systems of decrees, laws, regulations, interpretations and court decisions which are not always fully developed and which may be retroactively applied. Management is not presently aware of any events of the type described in the countries in which it operates that have not been provided for in the accompanying consolidated financial statements. Based upon the advice of knowledgeable professionals in the various work countries concerning the interpretation of the laws, practices and customs of the countries in which it operates, management believes the Company has followed the current practices in those countries; however, because of the nature of these potential risks, there can be no assurance that the Company may not be adversely affected by them in the future. The Company insures substantially all of its equipment in countries outside the United States against certain political risks and terrorism. As of December 31, 1995, the Company had 86 percent (81 percent in 1994) of its assets outside of the United States.

  The Company has the usual liability of contractors for the completion of contracts and the warranty of its work. Where work is performed through a joint venture, the Company also has possible liability for the contract completion and warranty responsibilities of its joint venturers. Management is not aware of any material exposure related thereto which has not been provided for in the accompanying consolidated financial statements.

  Certain post contract completion audits and reviews are being conducted by clients and/or government entities. While there can be no assurance that claims will not be received as a result of such audits and reviews, management does not believe a legitimate basis for any material claims exists. At the present time it is not possible for management to estimate the likelihood of such claims being asserted or, if asserted, the amount or nature thereof.

  The Company has certain operating leases for office and camp facilities. Rental expense, excluding daily rentals and reimbursable rentals under cost plus contracts, was $2,018 in 1993, $1,876 in 1994 and $1,896 in 1995. Minimum
lease commitments under operating leases as of December 31, 1995, total $10,278 and are payable as follows: 1996, $1,596; 1997, $960; 1998, $1,355;
1999, $1,460; 2000, $1,473; later years, $3,434.

                      [PICTURE OF COMPANY ADVERTISEMENT]



                            ISO 9000 Certifications [PICTURE OF CERTIFICATES OF
                                                     REGISTRATION (ISO 9000)]

WILLBROS MISSION IS . . .

 To provide - anytime, anywhere - safe, efficient and extraordinarily competent services to our worldwide clients in a manner which justifies employee pride and customer confidence.

                                                                         [LOGO]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPEC-TUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Dilution.................................................................  15
Selected Consolidated Financial and Other Data...........................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  23
Management...............................................................  42
Certain Transactions.....................................................  53
Principal and Selling Stockholders.......................................  54
Description of Capital Stock.............................................  55
Shares Eligible for Future Sale..........................................  57
Certain Income Tax Considerations........................................  58
Underwriting.............................................................  62
Legal Matters............................................................  64
Experts..................................................................  64
Additional Information...................................................  64
Enforceability of Civil Liabilities Under the Federal Securities Laws....  65
Index to Consolidated Financial Statements............................... F-1

                               ----------------

  UNTIL      , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICI-PATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                             [LOGO APPEARS HERE]

                             WILLBROS GROUP, INC.

                               ----------------

                               6,000,000 SHARES
                                 COMMON STOCK

                                  PROSPECTUS
                                       , 1996

                               ----------------

                            DILLON, READ & CO. INC.
                              MERRILL LYNCH & CO.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  All amounts which are payable by the Registrant, except SEC, NASD and New York Stock Exchange fees, are estimates.

     Securities and Exchange Commission registration fee.............. $ 30,932
     NASD filing fee..................................................    9,470
     New York Stock Exchange listing fee..............................  113,510
     Transfer agent's fees and expenses...............................    1,000
     Printing, engraving and shipping expenses........................  185,000
     Legal fees and expenses..........................................  225,000
     Blue sky fees and expenses (including legal fees)................   13,000
     Accounting fees and expenses.....................................  125,000
     Miscellaneous....................................................   72,088
                                                                       --------
       Total.......................................................... $775,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article 64 of the General Corporation Law of Panama (the "PGCL") provides that directors shall be liable to creditors of the Registrant for authorizing a dividend or distribution of assets with knowledge that such payments impair the Registrant's capital or for making a false report or statement in any material respect. In addition, Article 444 of the Panama Code of Commerce ("Article 444") provides that directors are not personally liable for the Registrant's obligations, except for liability to the Registrant and third parties for the effectiveness of the payments to the Registrant made by stockholders, the existence of dividends declared, the good management of accounting, and in general, for execution or deficient performance of their mandate or the violation of laws, the Articles of Incorporation, the By-laws or resolutions of the stockholders. Article 444 provides that the liability of directors may only be claimed pursuant to a resolution of the stockholders.

  The PGCL does not address the issue as to whether or not a corporation may eliminate or limit a director's, officer's or agent's liability to the corporation. Nevertheless, Arias, Fabrega & Fabrega, Panama counsel to the Registrant, has advised the Registrant that, as between the Registrant and its directors, officers and agents, such liability may be released under general contract principles, to the extent that a director, officer or agent, in the performance of his duties to the corporation, has not acted with gross negligence or malfeasance. This release may be included in the Articles of Incorporation or By-laws of the Registrant or in a contract entered into between the Registrant and the director, officer or agent. While such a release may not be binding with respect to a third person or stockholder claiming liability under Article 444, in order to claim such liability, a resolution of the stockholders would be necessary, which the Registrant believes would be difficult to secure in the case of a publicly held company.

  The PGCL does not address the extent to which a corporation may indemnify a director, officer or agent. However, the Registrant's Panama counsel has advised the Registrant that, under general agency principles, an agent, which would include directors and officers, may be indemnified against liability to third persons, except for a claim based on Article 64 of the PGCL or for losses due to gross negligence or malfeasance in the performance of such agent's duties. The Registrant's Restated Articles of Incorporation release directors from personal liability to the Registrant or its stockholders for breach of fiduciary duty and authorize the Registrant's Board of Directors to adopt By-laws or resolutions to this effect or to cause the Registrant to enter into contracts providing for limitation of liability and for indemnification of directors, officers and agents. The Registrant's Restated By-laws provide for indemnification of directors and officers of the Registrant to the full extent permitted by, and in the manner permissible under, the laws of the Republic of Panama. The Registrant has also entered into specific agreements with its directors and officers providing for indemnification of such persons under certain circumstances.

  The preceding discussion is subject to the Registrant's Restated Articles of Incorporation and Restated By-laws and the provisions of Article 64 of the PGCL and Article 444 as applicable. It is not intended to be exhaustive and is qualified in its entirety by the Registrant's Restated Articles of Incorporation, the Registrant's Restated By-laws and Article 64 of the PGCL and Article 444.

  The form of Underwriting Agreement included as Exhibit 1 provides for indemnification of the Registrant and certain controlling persons under certain circumstances, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following information is furnished as to securities of the Registrant sold within the past three years which were not registered under the Securities Act. Each of the issuances and sales described below was effected and relies upon an exemption from registration as set forth below. No underwriting discounts or commissions were paid in connection with such sales. All references in this Item 15 to the number of shares of Common Stock and to common stock per share data have been restated to reflect a 30-for-1 stock split effected on May 27, 1996.

  1. Within the past three years, the Registrant has granted stock options, all of which have been exercised, for the purchase of a total of 786,000 shares of Common Stock, pursuant to the Registrant's employee non-qualified stock ownership plans. Such options were issued to employees of the Registrant in reliance on an exemption from registration under the Securities Act, pursuant to Rule 701 promulgated under the Securities Act for securities issued under compensatory plans, as follows:

                                                                            PER SHARE
     DATE OF EXERCISE              NUMBER OF SHARES                       EXERCISE PRICE
     ----------------              ----------------                       --------------
     October 11, 1993                   96,000                                $2.90
     October 27, 1994                  223,500                                 3.33
     November 4, 1994                  148,500                                 3.33
     October 31, 1995                   91,500                                 3.83
     November 15, 1995                 103,500                                 3.83
     May 8, 1996                       123,000                                 4.53

  2. On May 8, 1996, the Registrant granted stock options, all of which have been exercised, for the purchase of a total of 150,000 shares of Common Stock and 5,192 shares of Preferred Stock, at per share exercise prices of $4.53 and $136, respectively, pursuant to the Registrant's management personnel non-qualified stock ownership plans. Such options were issued to officers and key employees of the Registrant in reliance on an exemption from registration under the Securities Act, pursuant to Rule 701 promulgated under the Securities Act for securities issued under compensatory plans.

  3. On September 30, 1993, certain subordinated notes of the Registrant, in an aggregate principal amount of $10 million, were prepaid in full, and certain warrants which had been issued in connection with such subordinated notes, representing the right to acquire 12,000 shares of Preferred Stock in the aggregate, at an exercise price of $100 per share, were exercised. Such notes and warrants were issued by the Registrant in 1992 and were held by Heerema, the Yorktown and Concord Investors and certain members of the Registrant's management. Exemption from registration under the Securities Act for such transaction is claimed under Section 4(2) of the Securities Act for transactions by an issuer not involving any public offering, or in a certain instance, under Regulation S under the Securities Act for transactions made outside the United States.

  4. Effective as of July 15, 1996, the 362,000 issued and outstanding shares of Preferred Stock were converted into 10,860,000 shares of Common Stock. The outstanding Preferred Stock was held by Heerema, the Yorktown and Concord Investors and certain members of the Registrant's management. Exemption from registration under the Securities Act for such transaction is claimed under
Section 3(a)(9) of the Securities Act for exempted securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits*:

  The following is a list of all exhibits filed as a part of this Registration Statement on Form S-1.

      1.**    Form of Underwriting Agreement.
      3.1**** Restated Articles of Incorporation of the Registrant.
      3.2**   Restated By-laws of the Registrant.
      4.**    Form of stock certificate for the Registrant's Common Stock, par value $.05 per share.
      5.1**   Opinion of Arias, Fabrega & Fabrega, regarding the legality of the Common Stock.
     10.1***  Credit Agreement dated September 16, 1993, among the Registrant,
               Willbros International, Inc., Willbros USA, Inc., Willbros
               Engineering & Construction Limited, certain designated
               subsidiaries, certain financial institutions, and Bank of
               America National Trust and Savings Association, as agent.
     10.2***  First Amendment to Credit Agreement dated November 30, 1994, among the Registrant, Willbros International, Inc., Willbros
               USA, Inc., Willbros Engineering & Construction Limited, certain designated subsidiaries, certain financial institutions, and
               Bank of America National Trust and Savings Association, as
               agent.
     10.3**   Employment Agreement dated January 1, 1996, by and among Willbros
               USA, Inc., Larry J. Bump and the Registrant.
     10.4**   Employment Agreement dated January 1, 1996, by and among Willbros
               USA, Inc., Melvin F. Spreitzer and the Registrant.
     10.5**   Employment Agreement dated January 1, 1996, by and among Willbros
               USA, Inc., Gary L. Bracken and the Registrant.
     10.6**   Employment Agreement dated January 1, 1996, by and among Willbros
               USA, Inc., M. Kieth Phillips and the Registrant.
     10.7***  Form of Indemnification Agreement between the Registrant and its officers.
     10.8***  Willbros Group, Inc. 1996 Stock Plan.
     10.9***  Willbros Group, Inc. Director Stock Plan.
     10.10*** Willbros USA, Inc. Executive Benefit Restoration Plan.
     10.11*** Form of Secured Promissory Note under the Willbros International,
               Inc. and Willbros USA, Inc. 1995 Management Personnel Non-
               Qualified Stock Ownership Plans.
     10.12*** Form of Secured Promissory Note under the Willbros International,
               Inc. and Willbros USA, Inc. 1992 Employee Non-Qualified Stock
               Ownership Plans.
     10.13*** Registration Rights Agreement dated April 9, 1992, between the
               Registrant and Heerema Holding Construction, Inc., Yorktown
               Energy Partners, L.P., Concord Partners II, L.P., Concord
               Partners Japan, Limited and certain other stockholders of the
               Registrant.

     10.14*** Stock Purchase Agreement dated May 1, 1994, between Willbros
               Suramerica, S.A. and Inversiones 252-28, C.A., providing for the purchase of Construcciones Acuaticas Mundiales, S.A. (CAMSA).
     10.15**  Stock Purchase Agreement dated April 9, 1992, between Willbros
               Acquisition Corp. and Heerema Holding Construction, Inc.,
               providing for the purchase of stock of Willbros Group, Inc.
     10.16**  Form of Indemnification Agreement between the Registrant and its directors.
     10.17**  Willbros Engineers, Inc. Management Incentive Plan dated January
               1, 1996.
     10.18**  Willbros USA, Inc. Management Incentive Plan dated January 1,
               1996.
     21.***   Subsidiaries of the Registrant.

     23.1**** Consent of KPMG Peat Marwick.
     23.2**   Consent of Arias, Fabrega & Fabrega (included in the opinion filed as Exhibit 5.1 to this Registration Statement).
     23.3**   Consent of Conner & Winters, a Professional Corporation.
     24.***   Power of Attorney (included in this Part II).
     27.***   Financial Data Schedule.

- --------
   * Exhibits excluded are not applicable.
  ** Previously filed with Amendment No. 1 to this Registration Statement on
     July 12, 1996.
 *** Previously filed with this Registration Statement on June 7, 1996.
**** Filed herewith.

  (b) Financial Statement Schedules:

    Index to Consolidated Financial Statement Schedule

    Independent Auditors' Report

    II--Consolidated Valuation and Qualifying Accounts

  All other schedules are omitted as inapplicable or because the required information is contained in the financial statements or included in the footnotes thereto.

ITEM 17. UNDERTAKINGS.

  (f) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions referred to in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (i) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  THE REGISTRANT. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DALLAS, STATE OF TEXAS, ON THE 9TH DAY OF AUGUST, 1996.

                                         Willbros Group, Inc.

                                                   /s/ Larry J. Bump
                                         By: __________________________________
                                                       LARRY J. BUMP
                                             CHAIRMAN OF THE BOARD, PRESIDENT,
                                             CHIEF EXECUTIVE OFFICER AND CHIEF
                                                     OPERATING OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

            SIGNATURE                            TITLE              DATE


      /s/ Larry J. Bump        Director, Chairman of the
_____________________________   Board, President, Chief        August 9, 1996
          LARRY J. BUMP         Executive Officer and Chief
                                Operating Officer (Principal
                                Executive Officer and
                                Authorized Representative in
                                the United States)

   /s/ Melvin F. Spreitzer     Director, Executive Vice
_____________________________   President, Chief Financial     August 9, 1996
       MELVIN F. SPREITZER      Officer and Treasurer
                                (Principal Financial Officer
                                and Principal Accounting
                                Officer)

        Guy E. Waldvogel*      Director
_____________________________                                  August 9, 1996
        GUY E. WALDVOGEL

       Bryan H. Lawrence*      Director
_____________________________                                  August 9, 1996
        BRYAN H. LAWRENCE

        Peter A. Leidel*       Director
_____________________________                                  August 9, 1996
         PETER A. LEIDEL


*By:   /s/ John N. Hove
  _____________________________
          JOHN N. HOVE
        ATTORNEY-IN-FACT

                              WILLBROS GROUP, INC.

               INDEX TO CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

                                                                          PAGE
                                                                          ----
Independent Auditors' Report on Consolidated Financial Statement
 Schedule................................................................ S-2
Schedule II--Consolidated Valuation and Qualifying Accounts.............. S-3

   INDEPENDENT AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

The Stockholders and Board of Directors
Willbros Group, Inc.:

  The audits referred to in our report dated January 31, 1996, except as to
Note 15, which is as of July 15, 1996, included the related consolidated financial statement schedule for each of the years in the three-year period ended December 31, 1995, included in the registration statement. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement schedule based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          KPMG Peat Marwick

Panama City, Panama
January 31, 1996

                              WILLBROS GROUP, INC.

          SCHEDULE II--CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                   BALANCE AT CHARGED TO             BALANCE AT
 YEAR                              BEGINNING  COSTS AND  CHARGE OFFS   END OF
 ENDED           DESCRIPTION        OF YEAR    EXPENSES   AND OTHER     YEAR
 -----     ----------------------- ---------- ---------- ----------- ----------
December
 31, 1993  Allowance for bad debts   $  733     $  945      $(326)     $1,352
December
 31, 1994  Allowance for bad debts   $1,352     $1,086      $   4      $2,442
December
 31, 1995  Allowance for bad debts   $2,442     $  694      $(144)     $2,992

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                            DESCRIPTION                            PAGE
 -------                            -----------                            ----
  1.**    Form of Underwriting Agreement.
  3.1**** Restated Articles of Incorporation of the Registrant.
  3.2**   Restated By-laws of the Registrant.
  4.**    Form of stock certificate for the Registrant's Common Stock, par value $.05 per share.
  5.1**   Opinion of Arias, Fabrega & Fabrega, regarding the legality of the Common Stock.
 10.1***  Credit Agreement dated September 16, 1993, among the
           Registrant, Willbros International, Inc., Willbros USA, Inc.,
           Willbros Engineering & Construction Limited, certain
           designated subsidiaries, certain financial institutions, and
           Bank of America National Trust and Savings Association, as
           agent.
 10.2***  First Amendment to Credit Agreement dated November 30, 1994, among the Registrant, Willbros International, Inc., Willbros
           USA, Inc., Willbros Engineering & Construction Limited,
           certain designated subsidiaries, certain financial
           institutions, and Bank of America National Trust and Savings
           Association, as agent.
 10.3**   Employment Agreement dated January 1, 1996, by and among
           Willbros USA, Inc., Larry J. Bump and the Registrant.
 10.4**   Employment Agreement dated January 1, 1996, by and among
           Willbros USA, Inc., Melvin F. Spreitzer and the Registrant.
 10.5**   Employment Agreement dated January 1, 1996, by and among
           Willbros USA, Inc., Gary L. Bracken and the Registrant.
 10.6**   Employment Agreement dated January 1, 1996, by and among
           Willbros USA, Inc., M. Kieth Phillips and the Registrant.
 10.7***  Form of Indemnification Agreement between the Registrant and its officers.
 10.8***  Willbros Group, Inc. 1996 Stock Plan.
 10.9***  Willbros Group, Inc. Director Stock Plan.
 10.10*** Willbros USA, Inc. Executive Benefit Restoration Plan.
 10.11*** Form of Secured Promissory Note under the Willbros
           International, Inc. and Willbros USA, Inc. 1995 Management
           Personnel Non-Qualified Stock Ownership Plans.
 10.12*** Form of Secured Promissory Note under the Willbros
           International, Inc. and Willbros USA, Inc. 1992 Employee Non-
           Qualified Stock Ownership Plans.
 10.13*** Registration Rights Agreement dated April 9, 1992, between the
           Registrant and Heerema Holding Construction, Inc., Yorktown
           Energy Partners, L.P., Concord Partners II, L.P., Concord
           Partners Japan, Limited and certain other stockholders of the
           Registrant.
 10.14*** Stock Purchase Agreement dated May 1, 1994, between Willbros
           Suramerica, S.A. and Inversiones 252-28, C.A., providing for the purchase of Construcciones Acuaticas Mundiales, S.A.
           (CAMSA).
 10.15**  Stock Purchase Agreement dated April 9, 1992, between Willbros
           Acquisition Corp. and Heerema Holding Construction, Inc.,
           providing for the purchase of stock of Willbros Group, Inc.
 10.16**  Form of Indemnification Agreement between the Registrant and its directors.
 10.17**  Willbros Engineers, Inc. Management Incentive Plan dated
           January 1, 1996.

 EXHIBIT
  NUMBER                           DESCRIPTION                            PAGE
 -------                           -----------                            ----
 10.18**  Willbros USA, Inc. Management Incentive Plan dated January 1,
           1996.
 21.***   Subsidiaries of the Registrant.
 23.1**** Consent of KPMG Peat Marwick.
 23.2**   Consent of Arias, Fabrega & Fabrega (included in the opinion filed as Exhibit 5.1 to this Registration Statement).
 23.3**   Consent of Conner & Winters, a Professional Corporation.
 24.***   Power of Attorney (included in this Part II).
 27.***   Financial Data Schedule.

- --------
  ** Previously filed with Amendment No. 1 to this Registration Statement on
     July 12, 1996.
 ***Previously filed with this Registration Statement on June 7, 1996. ****Filed herewith.